Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of March 8, 2021

by and among

ANI Pharmaceuticals, Inc.,

NILE MERGER SUB LLC,

Novitium Pharma LLC,

Esjay LLC,

Chali Properties LLC,

Chad Gassert, Muthusamy Shanmugam, Thorappadi Vijayaraj

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC
as representative of the Company Members

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-ii-

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EXHIBITS

Exhibit A	Certain Defined Terms
Exhibit B	Support Agreement
Exhibit C	RWI Insurance Policy
Exhibit D	Employment Agreements
Exhibit E	Member Consent
Exhibit F	Form of Certificate of Merger
Exhibit G	Form of Real Estate Transfer Agreement
Exhibit H	Form of Facility Lease Termination Agreement
Exhibit I	Certificate of Formation of the Company
Exhibit J	Form of Amended Company LLC Agreement
Exhibit K	[Reserved]
Exhibit L	Tax Allocation
Exhibit M	Form of Escrow Agreement
Exhibit N	Member Allocation Schedule
Exhibit O	Debt Commitment Letter
Exhibit P	Proforma Policy
Exhibit Q	Registration Rights Schedule
Exhibit R	Sample Calculation of Closing Net Working Capital
Exhibit S	List of Existing Pipeline ANDAs
Exhibit T	List of 505(b)(2) Products

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger dated as of March 8, 2021 (as may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”) is made by and among ANI Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Nile Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), Novitium Pharma LLC, a Delaware limited liability company (the “Company”), Esjay LLC, a Delaware limited liability company (“Esjay”), Chali Properties LLC, a New Jersey limited liability company (“Chali”; Esjay, Chali, Muthusamy Shanmugam and Thorappadi Vijayaraj are sometimes collectively referred to as the “Principal Members”), Chad Gassert, Muthusamy Shanmugam and Thorappadi Vijayaraj (collectively, the “Key Persons”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative pursuant to Section 10.15 of the Company Members (as defined below) (in such capacity, the “Equityholders’ Representative”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them on Exhibit A.

WHEREAS, the Principal Members are the record and beneficial owners of approximately seventy-seven percent (77%) of the outstanding Company Interests.

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement, and the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent.

WHEREAS, the board of directors of Parent (the “Board”) and Parent in its capacity as the sole member of Merger Sub have in accordance with applicable Law and their respective governing documents approved and adopted this Agreement and the consummation of the Transactions, including the Merger; and this Agreement and the consummation of the Transactions, including the Merger, have been approved by the Company Members pursuant to the Required Vote in accordance with applicable and the Company LLC Agreement.

WHEREAS, the Board has resolved to recommend to the stockholders of Parent the approval of the Equity Issuances.

WHEREAS, concurrently with the execution and delivery of this Agreement, all of the Key Persons and the Principal Members have entered into that certain Support Agreement (the “Support Agreement”) with Parent, attached hereto as Exhibit B, pursuant to which such Persons have agreed, among other things, to vote all of their Company Interests in favor of the approval of this Agreement, to become a party to this Agreement by way of joinder (to the extent such Persons are not Key Persons or Principal Members), to release Parent, Merger Sub and their Affiliates from certain Claims, and, in the case of the Key Persons, to guarantee, severally and not jointly, the obligations of the Principal Members.

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has obtained representation and warranty insurance, solely for the benefit of Parent, related to Losses arising from breaches of the Company’s or any Company Member’s representations and warranties contained in Articles III or IV and certain other matters, a copy of which is attached hereto as Exhibit C (the “RWI Insurance Policy”).

WHEREAS, as a condition to the willingness of, and material inducement for, Parent and Merger Sub to enter into this Agreement, each Key Person (other than Thorappadi Vijayaraj) has, concurrently with the execution and delivery of this Agreement, executed and delivered to Parent an Employment Agreement, effective upon consummation of the Closing, attached hereto as Exhibit D-1 and D-2, respectively, and on or prior to the Closing, Thorappadi Vijayaraj will execute and deliver to Parent an Employment Agreement, effective upon consummation of the Closing, in form and substance reasonably acceptable to Parent (the employment agreement of each Key Person being referred to hereinafter as such Key Person’s “Employment Agreement,” and all Key Persons’ Employment Agreements, collectively, the “Employment Agreements”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Principal Members have executed and delivered to the Company a member consent, attached hereto as Exhibit E (the “Member Consent”), approving the Merger.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article I

THE MERGER

Section 1.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the LLCA, Merger Sub shall merge with and into the Company at the Effective Time, with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Company”), and the separate existence of Merger Sub shall thereupon cease. The separate existence of the Surviving Company, with all its rights, privileges and powers, shall continue after the Effective Time unaffected by the Merger except as otherwise provided herein. The Merger shall have the effects as provided in the LLCA and this Agreement. At the Effective Time, Parent shall own 100% of the issued and outstanding membership interests of the Surviving Company.

Section 1.2           Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documents and signatures via e-mail or in such other manner as shall be agreed upon by Parent and the Company (a) within five (5) Business Days after all of the conditions precedent to the Closing set forth in this Agreement (other than those conditions precedent that by their terms require the delivery of any documents or the taking of other action at the Closing but subject to the satisfaction or waiver thereof by the party entitled to such waiver in writing at the Closing) are satisfied or waived or (b) at such other time, on such other date and at such other place as may be mutually agreed upon in writing by Parent and the Company; provided, however, that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required to consummate the Merger and the other Transactions prior to the earlier of (i) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the third (3rd) Business Day after the end of the Marketing Period. The date on which the Closing occurs is herein referred to as the “Closing Date”.

Section 1.3             Effective Time. At the Closing, the Company shall file with the Secretary of State of Delaware a certificate of merger in the form attached as Exhibit F (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as may be agreed to by Parent and the Company in writing and specified in the Certificate of Merger (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

Section 1.4              Deliveries at the Closing. In addition to the other requirements set forth herein, at the Closing:

(a)            each Principal Member shall deliver, or cause to be delivered, each of the following to Parent and Merger Sub:

(i)            the certificates called for by Section 7.2(e), duly executed by such Principal Member;

(ii)           a certificate duly executed by the Secretary (or individual with comparable authority) of such Principal Member certifying as to: (A) the full force and effect of resolutions of its board of directors (or comparable governing body) and members attached thereto as exhibits evidencing the authority of such Principal Member to consummate the Transactions contemplated by the Transaction Documents to which it is or will be a party; (B) the full force and effect of the certificate of formation and limited liability company agreement of such Principal Member attached thereto as exhibits; and (C) the incumbency and signature of the officers of such Principal Member who have executed the Transaction Documents to which such Principal Member is or will be a party; and

(iii)          an IRS Form W-9, duly executed by each Principal Member;

(b)            the Company shall deliver, or cause to be delivered, each of the following to Parent and Merger Sub:

(i)            the certificate called for by the first sentence of Section 7.2(e), duly executed by the Company;

(ii)           a certificate duly executed by the Chief Executive Officer of the Company certifying as to: (A) the full force and effect of the Member Consent, (B) the full force and effect of the certificate of formation and the Company LLC Agreement attached thereto as exhibits; and (C) the incumbency and signature of the officers of the Company who have executed the Transaction Documents to which the Company is or will be a party;

(iii)          certificates from appropriate government officials (dated as of a recent date) certifying as to the good standing of the Company and each of its Subsidiaries in their respective jurisdictions of organization and in each jurisdiction in which they are qualified to conduct business as a foreign limited liability company;

(iv)            evidence, in form and substance reasonably satisfactory to Parent, of the termination of the Contracts listed on Schedule 1.4(b)(iv), in each case, effective prior to the consummation of the Closing and with a full release of any further liability or obligation to the Company or any of its Subsidiaries;

(v)            all consents, waivers and approvals with respect to the Merger and the other Transactions as set forth on Schedule 1.4(b)(v), in form and substance reasonably satisfactory to Parent;

(vi)           the Support Agreement, duly executed by the Requisite Company Members;

(vii)          evidence in form and substance reasonably satisfactory to Parent of the filing with the Secretary of State of Delaware by the Company of the Certificate of Merger and the Amended Certificate of Formation;

(viii)         the Escrow Agreement, duly executed by the Equityholders’ Representative;

(ix)           the Real Estate Transfer Agreement, duly executed by the Real Estate Buyer and the Real Estate Seller;

(x)            the Facility Lease Termination Agreement, duly executed by the Company and the Real Estate Seller;

(xi)           instruments in form and substance reasonably satisfactory to Parent necessary to record the termination and removal of all Liens (other than (i) Permitted Liens and (ii) Real Estate Permitted Liens) on any asset of any Group Company;

(xii)          a general release, in form and substance reasonably acceptable to Parent, duly executed by each Incentive Grantee with respect to their respective Promised Incentive Grants; and

(xiii)         the Employment Agreement, duly executed by Thorappadi Vijayaraj;

(c)            Parent and Merger Sub shall deliver, or cause to be delivered, each of the following to the Company:

(i)            the certificate called for by Section 7.3(c), duly executed by Parent and Merger Sub;

(ii)           a certificate duly executed by an executive officer of Parent certifying as to: (A) the full force and effect of resolutions of its board of directors attached thereto as an exhibit evidencing the authority of Parent to consummate the Transactions contemplated by the Transaction Documents to which it is or will be a party; and (B) the incumbency and signature of the officers of Parent who have executed the Transaction Documents to which Parent is or will be a party;

(iii)          a certificate duly executed by the Secretary (or Assistant Secretary) of Merger Sub certifying as to: (A) the full force and effect of resolutions of its board of managers and sole member attached thereto as exhibits evidencing the authority of Merger Sub to consummate the Transactions contemplated by the Transaction Documents to which it is or will be a party; and (B) the incumbency and signature of the officers of Merger Sub who have executed the Transaction Documents to which Merger Sub is or will be a party;

(iv)           the Escrow Agreement, duly executed by Parent and the Escrow Agent;

(v)            an IRS Form W-9, duly executed by Parent; and

(vi)           the Employment Agreement for Thorappadi Vijayaraj, duly executed by Parent;

(d)            on the terms and subject to the conditions set forth in this Agreement, Parent shall pay or deposit, as the case may be, or cause to be paid or deposited, as the case may be:

(i)            to the Exchange Agent the Estimated Cash Merger Consideration, by wire transfer of immediately available funds in accordance with the Exchange Agent Agreement, for distribution by the Exchange Agent in accordance with Sections 1.7(a) and 2.1 to the Company Members by wire transfer of immediately available funds in accordance with the written wire instructions provided by the applicable Company Member in the Letter of Transmittal;

(ii)            to the Exchange Agent the Restricted Shares;

(iii)            to the Escrow Agent the Cash Merger Consideration Adjustment Escrow Amount and the Indemnity Escrow Amount to be held in escrow in accordance with Section 1.10 and Section 9.8, respectively, and the Escrow Agreement;

(iv)            to the PPP Lender (or its designee) the PPP Loan Escrow Amount to be held in escrow in accordance with Section 9.9 and the PPP Loan Escrow Agreement;

(v)            to the Equityholders’ Representative the Representative Expense Fund for use in accordance with Section 10.15;

(vi)            to the payees thereof, the Closing Company Transaction Expenses set out in the Preliminary Statement (including any Change of Control Payments payable to employees of a Group Company to be paid through the Company’s payroll systems on or prior to the next regular payroll date that is at least ten (10) Business Days following the Closing, less any required withholding); and

(vii)            (i) to the provider of the RWI Insurance Policy the outstanding portion of the premium and any other amounts payable under the RWI Insurance Policy (fifty percent (50%) of which shall be included as a Closing Company Transaction Expense under Section 10.1) and (ii) to the applicable providers, the other Estimated Company Transaction Expenses on behalf of the Company and its Subsidiaries to the extent unpaid at Closing, in the case of this clause (ii), subject to and in accordance with the written instructions provided by the Company to Parent at least three (3) Business Days prior to the Closing.

Section 1.5            Organizational Documents of the Surviving Company. At the Effective Time, by virtue of the Merger, (i) the certificate of formation of the Company as in effect on the date of this Agreement and attached as Exhibit I shall be, from and after the Effective Time, the certificate of formation of the Surviving Company until thereafter changed or amended as provided by Law and such certificate of formation and (ii) the Company LLC Agreement shall be amended and restated in its entirety in the form substantially set forth on Exhibit J (such amended and restated Company LLC Agreement, the “Amended Company LLC Agreement”), and the Amended Company LLC Agreement shall be the new operating agreement of the Surviving Company, until thereafter changed or amended as provided by Law or such operating agreement.

Section 1.6            Officers and Managers of the Surviving Company. From and after the Effective Time, (i) Surviving Company shall be member-managed by Parent as its sole member and (ii) the officers of the Surviving Company shall be determined pursuant to the terms of the Amended Company LLC Agreement.

Section 1.7            Effect on Company Interests and Merger Sub’s Membership Interests.

(a)            Conversion of Company Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Member, all Company Interests that are issued and outstanding immediately prior to the Effective Time (other than any Company Interests described in Section 1.7(b)) shall be cancelled and the holders thereof shall receive in exchange for such Company Interests, upon delivery of a Letter of Transmittal in accordance with Article II and Section 1.4(d)(i):

(i)            Such Company Member’s Pro Rata Percentage of the Estimated Cash Merger Consideration, which will be adjusted pursuant to Section 1.9;

(ii)           Such Company Member’s Pro Rata Percentage of the Restricted Shares, subject to Section 1.11;

(iii)          The right to receive such Company Member’s Pro Rata Percentage of the Earn-Out Payments, if any, solely if and to the extent required to be paid pursuant to Section 1.12;

(iv)          Such Company Member’s Pro Rata Percentage, if any, of the Cash Merger Consideration Adjustment Escrow Fund not used to satisfy any claim of Parent in respect of an Aggregate Downward Adjustment Amount pursuant to Section 1.9(e)(ii), to be distributed in accordance with Section 1.10, if any;

(v)            Such Company Member’s Pro Rata Percentage, if any, of the Indemnity Escrow Fund not used to satisfy any claim of the Parent Indemnified Parties for indemnification pursuant to Article IX, to be distributed in accordance with Section 1.10, if any;

(vi)           Such Company Member’s Pro Rata Percentage, if any, of the PPP Loan Escrow Fund not used to repay any remaining (unforgiven) balance on the PPP Loan following completion of the forgiveness process, to be distributed in accordance with Section 9.9, if any; and

(vii)          Such Company Member’s Pro Rata Percentage, if any, of the Representative Expense Fund released in accordance with Section 10.15.

The sum of all amounts payable to any Company Member under Sections 1.7(a)(i) and (ii) shall be referred to as such Company Member’s “Estimated Individual Closing Date Payment.” Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent in writing its calculation of each Company Member’s Estimated Individual Closing Date Payment.

(b)            Cancellation Certain Company Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Member, each Company Interest that is (i) held by Parent, Merger Sub or any other Subsidiary of Parent, or (ii) held in the treasury of the Company or owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)            No Responsibility of Parent or Merger Sub for Allocation. Each Company Member acknowledges and agrees that: (x) neither Parent nor Merger Sub or any other Affiliate of Parent (including the Surviving Company and its Subsidiaries) shall have any obligation with respect to the actual allocation among the Company Members of the Estimated Cash Merger Consideration, the Final Cash Merger Consideration, the Restricted Shares, the Earn-Out Payments or any other amount due to any Company Member under or in connection with this Agreement, and (y) payment in accordance with written instructions provided by the Company of any amount due to any Company Member hereunder shall be deemed to satisfy all obligations of Parent, Merger Sub or any other Affiliate of Parent (including the Surviving Company and its Subsidiaries) to make such payment to such Company Member.

(d)            Merger Sub’s Membership Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Member, all units of Merger Sub’s membership interests issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company subject to and in accordance with the Amended Company LLC Agreement such that the membership interests of the Surviving Company held by Parent will equal 100% of the issued and outstanding membership interests of the Surviving Company at the Effective Time.

(e)            Total Consideration. Notwithstanding anything to the contrary herein or in any other Transaction Document:

(i)            the sum of all Company Members’ Pro Rata Percentages of the Final Cash Merger Consideration shall not exceed the Final Cash Merger Consideration;

(ii)            the sum of all Company Members’ Pro Rata Percentages of the Restricted Shares shall not exceed the aggregate number of Restricted Shares;

(iii)            the sum of all Company Members’ Pro Rata Percentages of the Earn-Out Payments, if any, shall not exceed the sum of those Earn-Out Payments that become due and payable in accordance with Section 1.12; and

(iv)            the sum of the Final Cash Merger Consideration plus the Cash Merger Consideration Adjustment Escrow Amount shall not exceed the sum of the Cash Merger Consideration plus the Aggregate Upward Adjustment Amount, if any, or minus, the Aggregate Downward Adjustment Amount, if any, as the case may be.

To the extent that any other provision of this Agreement is inconsistent with the first sentence of this Section 1.7(e), Parent and the Company (if prior to the Closing) or the Equityholders’ Representative (if after the Closing) shall in good faith adjust such other provisions to conform to the first sentence of this Section 1.7(e) and each Company Member waives any right to receive in exchange for his, her or its Equity Interests of the Company an amount of cash that is inconsistent with the first sentence of this Section 1.7(e) and agrees to the adjustment of such other provisions by Parent and the Company or the Equityholders’ Representative (as applicable).

Section 1.8            Certain Adjustments. If, between the date of this Agreement and the Effective Time: (i) the outstanding Company Interests shall have been increased, decreased, changed into or exchanged for a different number of units or different class, in each case, by reason of any reclassification, recapitalization, unit split, split-up, combination or exchange of units; (ii) a unit dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period; or (iii) any similar event shall have occurred, then the merger consideration to be received hereunder by the Company Members shall be appropriately and equitably adjusted to provide the Company Members the same economic effect as contemplated by this Agreement prior to such event.

Section 1.9            Adjustment of Cash Merger Consideration.

(a)           Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent (i) a written statement (the “Preliminary Statement”) setting forth in reasonable detail its good faith estimate of the Closing Net Cash/Debt Amount, the Closing Net Working Capital and the Closing Company Transaction Expenses (and the computations used in connection therewith), based on the most recent month-end balance sheet of the Company available to the Company at the time of the Company’s preparation of the Preliminary Statement (which, for the avoidance of doubt, if it is not the month-end balance sheet as of the most recently ended month, shall be the month-end balance sheet as of the previous month), with such adjustments as are necessary to reflect the Company’s good faith estimate of changes from the date of such balance sheet through the consummation of the Closing and (ii) such most recent month-end balance sheet of the Company referred to in the preceding subclause (i). The amounts set forth in the Preliminary Statement shall be used in order to determine the Estimated Net Cash/Debt Amount, the Estimated Net Working Capital and the Closing Company Transaction Expenses, unless within two (2) Business Days following the receipt by Parent of the Preliminary Statement, Parent delivers to the Company a written statement setting forth in reasonable detail the amount Parent believes to be the correct Closing Net Cash/Debt Amount, Closing Net Working Capital and the Closing Company Transaction Expenses (the “Preliminary Disagreement Notice”), in which case Parent and the Company shall seek in good faith to resolve in writing, within two (2) Business Days following the receipt by the Company of the Preliminary Disagreement Notice, any differences which they may have with respect to the matters specified in the Preliminary Statement. If they are able to so resolve any such differences, the Closing Net Cash/Debt Amount, the Closing Net Working Capital and/or the Closing Company Transaction Expenses agreed between Parent and the Company shall be used in order to determine the Estimated Net Cash/Debt Amount, the Estimated Net Working Capital and/or the Closing Company Transaction Expenses, respectively, subject to further adjustment pursuant to this Section 1.9 and without prejudice to Parent’s right to include different numbers in the Closing Statement. If Parent and the Company are unable to so resolve any such differences, the average of the respective (i) Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses as included in the Preliminary Statement and (ii) Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses as included in the Preliminary Disagreement Notice shall be used in order to determine the Estimated Net Cash/Debt Amount, the Estimated Net Working Capital and/or the Closing Company Transaction Expenses, as applicable.

(b)           Within one hundred twenty (120) calendar days after the Closing Date, Parent shall prepare and deliver to the Equityholders’ Representative a written statement (the “Closing Statement”) setting forth in reasonable detail its calculation of the Closing Net Cash/Debt Amount, Closing Net Working Capital and the Closing Company Transaction Expenses.

(c)           During the sixty (60) calendar day period following the receipt by the Equityholders’ Representative of the Closing Statement, the Equityholders’ Representative and its Representatives shall be permitted to review during normal business hours and make copies reasonably required of (i) the working papers of Parent and the Company relating to the preparation of the Closing Statement and (ii) any supporting schedules, supporting analyses and other supporting documentation relating to the preparation of the Closing Statement, and Parent shall make its and the Company’s personnel involved in the preparation of the Closing Statement reasonably available to the Equityholders’ Representative in connection with such review. The Closing Statement shall become final and binding upon the parties on the sixtieth (60th) calendar day following delivery thereof (and the Closing Net Cash/Debt Amount, the Closing Net Working Capital and the Closing Company Transaction Expenses set forth therein shall become the Final Net Cash/Debt Amount, the Final Net Working Capital and the Final Company Transaction Expenses, respectively), except to the extent that the Equityholders’ Representative gives written notice of disagreement with the Closing Statement (the “Notice of Disagreement”) to Parent prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted (any such disagreement to be limited to whether such calculations of the Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses are mathematically correct and/or have been prepared in accordance with the definitions of Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses, and the definitions included in such definitions). If a Notice of Disagreement complying with the preceding sentence is received by Parent in a timely manner, then the Closing Statement (as revised in accordance with clause (I) or (II) in this sentence) shall become final and binding upon the parties on the earlier of (I) the date Parent and the Equityholders’ Representative resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement or (II) the date any disputed matters are finally resolved in writing by the Accounting Firm in accordance with the following Section 1.9(d).

(d)           During the thirty (30) calendar day period following receipt by Parent of a Notice of Disagreement that complies with the preceding paragraph, Parent and the Equityholders’ Representative shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Disagreement. During such period, Parent and its Representatives shall be permitted to review and make copies reasonably required of (i) the working papers of the Equityholders’ Representative relating to the preparation of the Notice of Disagreement and (ii) any supporting schedules, supporting analyses and other supporting documentation relating to the preparation of the Notice of Disagreement. If, at the end of such thirty (30) calendar day period, the differences as specified in the Notice of Disagreement are not resolved, the Equityholders’ Representative and Parent shall promptly engage Ernst & Young or, if such accounting firm is not able or willing to so be engaged, another nationally recognized independent public accounting firm as shall be agreed upon by Parent and the Equityholders’ Representative (the “Accounting Firm”), and submit to the Accounting Firm for review and resolution any and all matters which remain in dispute and which are properly included in the Notice of Disagreement. In resolving any disputed item, the Accounting Firm shall: (i) be bound by the provisions of this Section 1.9 and the definitions of Closing Net Cash/Debt Amount, Closing Net Working Capital and the Closing Company Transaction Expenses, and the definitions included in such definitions; (ii) limit its review to matters still in dispute as specifically set forth in the Notice of Disagreement (and only to the extent such matters are still in dispute following such thirty (30) calendar day period) and shall be instructed not to otherwise investigate matters independently; and (iii) subject to the preceding clauses (i) and (ii), further limit its review solely to whether the Closing Statement has been prepared in accordance with this Section 1.9. Parent and the Equityholders’ Representative shall make available to the Accounting Firm all relevant personnel of such party, working papers, supporting schedules, supporting analyses, other supporting documentation and other items reasonably requested by the Accounting Firm. The determination of any item that is a component of Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses and is the subject of a dispute cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any particular item in the Closing Statement or the Notice of Disagreement (or, if different, the value claimed by the relevant party at the end of such thirty (30) calendar day period). The Equityholders’ Representative and Parent shall use reasonable best efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within thirty (30) calendar days following the submission of such matters to the Accounting Firm. The parties agree that the resolution by the Accounting Firm of any disputed items shall be final and binding and conclusive on the parties hereto, not appealable and not subject to further review. The parties further agree that the procedure set forth in this Section 1.9 for resolving disputes with respect to the Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses shall be the sole and exclusive method for resolving such disputes, provided, that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. Except as specified in the following sentence, the fees and expenses of the Accounting Firm in connection with the Accounting Firm’s determination of Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses pursuant to this Section 1.9(d) shall be borne, in its entirety, by the party (or, in the case of the Company Members, the Company Members based on their respective Pro Rata Percentage) whose calculation of the Closing Cash Merger Consideration (based on its calculation of the Closing Net Cash/Debt Amount, Closing Net Working Capital and/or the Closing Company Transaction Expenses as initially submitted to the Accounting Firm) is furthest away from the Final Cash Merger Consideration based upon the Final Net Cash/Debt Amount, Final Net Working Capital and/or the Final Company Transaction Expenses as determined by the Accounting Firm. The fees and expenses incurred by Parent in connection with the issuance of the Closing Statement and the other matters set forth in this Section 1.9 shall be borne by Parent, and the fees and expenses of incurred by the Company Members or the Equityholders’ Representative in connection with its review of the Closing Statement and the other matters set forth in this Section 1.9 shall be borne by the Company Members based on their respective Pro Rata Percentage.

(e)            If:

(i)            the Final Cash Merger Consideration is equal to or exceeds the Estimated Cash Merger Consideration, (x) the Cash Merger Consideration Adjustment Escrow Fund shall be released by the Escrow Agent to the Company Members in accordance with Section 1.10 and (y) Parent shall, within ten (10) Business Days after the Determination Date, make payment to the Exchange Agent (for distribution to the Company Members in accordance with their respective Pro Rata Percentages), by wire transfer of immediately available funds in accordance with the Exchange Agent Agreement, of the amount by which the Final Cash Merger Consideration exceeds the Estimated Cash Merger Consideration (the “Aggregate Upward Adjustment Amount”); or

(ii)           the Estimated Cash Merger Consideration exceeds the Final Cash Merger Consideration, the lesser of (A) the amount by which the Estimated Cash Merger Consideration exceeds the Final Cash Merger Consideration and (B) the Cash Merger Consideration Adjustment Escrow Amount (the “Aggregate Downward Adjustment Amount”) shall, within five (5) Business Days after the Determination Date, be released by the Escrow Agent to Parent by wire transfer of immediately available funds out of the Cash Merger Consideration Adjustment Escrow Fund.

(A)          To the extent that the Cash Merger Consideration Adjustment Escrow Fund is insufficient to pay the Aggregate Downward Adjustment Amount (such insufficiency, the “Aggregate Downward Adjustment Insufficiency”), such Aggregate Downward Adjustment Insufficiency shall within five (5) Business Days after the Determination Date be paid to Parent by the Company Members, severally and not jointly, on the basis of their respective Pro Rata Percentages. To the extent that Parent is unable to recover the entire amount of the Aggregate Downward Adjustment Insufficiency from the Company Members prior to the first (1st) anniversary of the Determination Date, notwithstanding anything to the contrary contained in this Agreement, Parent’s obligation to make any payment, if any, with respect to the Gross Profit Earn-Out under Section 1.12(a)(i) shall automatically be reduced by such shortfall.

(B)          To the extent that the Cash Merger Consideration Adjustment Escrow Fund exceeds the Aggregate Downward Adjustment Amount, the balance shall be released by the Escrow Agent to the Company Members in accordance with Section 1.10.

(f)            Any payment required to be made under this Section 1.9 shall be deemed an adjustment to the Final Cash Merger Consideration.

Section 1.10           Merger Consideration Adjustment Escrow Fund. The Cash Merger Consideration Adjustment Escrow Fund shall be held and disbursed by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement; provided, that in the event of conflict between the Escrow Agreement and this Agreement, this Agreement shall prevail as among the parties to this Agreement. The Cash Merger Consideration Adjustment Escrow Fund shall constitute an escrow fund securing any claim of Parent in the event that there is an Aggregate Downward Adjustment Amount, and shall be used solely to promptly satisfy any claim of Parent pursuant to Section 1.9(e)(ii) in respect of any Aggregate Downward Adjustment Amount. Any portion of the Cash Merger Consideration Adjustment Escrow Fund that is not used to satisfy any claim of Parent pursuant to Section 1.9(e)(ii) in respect of any Aggregate Downward Adjustment Amount shall, as promptly as reasonably practicable after the Determination Date, be released by the Escrow Agent to the Exchange Agent for distribution to the Company Members in accordance with their respective Pro Rata Percentages. Parent and the Equityholders’ Representative shall deliver joint instructions to the Escrow Agent to release the Cash Merger Consideration Adjustment Escrow Fund if required by, and in accordance with, Section 1.9(e).

Section 1.11           Restricted Shares.

(a)           Each Principal Member shall not, and each Key Person shall cause the Principal Member of which such Key Person owns, directly or indirectly, Equity Interests not to, Transfer any Restricted Shares, provided, that the foregoing restriction shall cease to apply as to 25% each of such Principal Member’s Restricted Shares on the six, twelve, eighteen and twenty-four months anniversaries of the Closing Date.

(b)           Each Company Member other than the Principal Members shall not Transfer any Restricted Shares, provided, that the foregoing restriction (such restrictions, together with the restrictions set forth in Section 1.11(a), collectively, the “Transfer Restrictions”) shall expire and cease to apply as to 50% of each of such Company Member’s Restricted Shares on the three months anniversary of the Closing Date and as to 50% on the six (6) month anniversary of the Closing Date.

(c)           With the exception of the Transfer Restrictions and subject to the provisions of Section 6.13, the Restricted Shares shall provide the holders thereof with voting rights and all other rights of a holder of Parent Common Stock in accordance with Parent’s certificate of incorporation and bylaws upon issuance of such Restricted Shares at Closing, provided, that for such time as and to the extent that the Transfer Restrictions have not yet expired, the Company Members shall be required to vote the Restricted Shares that remain subject to Transfer Restrictions, at any annual or special meeting of stockholders of Parent that occurs during such period, (a) in favor of all directors nominated by the Board for election (subject to the rights of the Key Persons set forth in Section 6.9), (b) in favor of the ratification of the appointment of Parent’s registered public accounting firm for the relevant fiscal year, (c) in accordance with the Board’s recommendation with respect to Parent’s “say-on-pay” proposal and (d) in accordance with the Board’s recommendation with respect to any other Parent proposal or stockholder proposal or nomination presented at such meeting (other than in connection with a Significant Event).

(d)           Notwithstanding the foregoing, the Transfer Restrictions shall not apply to (i) Transfers effected as a result of the consummation of an Acquisition Transaction, (ii) Transfers made in connection with a Tender Offer, (iii) Transfers made with the consent of the Board or (iv) Transfers (A) to a Controlled Affiliate of such Principal Member or to a Key Person or a Controlled Affiliate thereof, (B) to a trust under which the distribution of Restricted Shares may be made only to such Principal Member, a Key Person and/or any Controlled Affiliate or Relative thereof or (C) by will or intestacy to such natural person’s estate, spouse, children, ancestors or any descendants of any ancestors; provided, that each such Transfer shall comply with applicable securities laws and each such transferee shall make appropriate securities laws representations and warranties and agree to become subject to the Transfer Restrictions and, in the case of a Transfer of Restricted Shares issued to a Key Person or Principal Member hereunder, the provisions of Section 6.13, and in the case of all such Transfers pursuant to an instrument of assignment and assumption reasonably satisfactory to Parent.

(e)           The shares of Parent Common Stock comprising the Restricted Shares to be issued to the Company Members in consideration for the outstanding Company Interests pursuant to this Agreement will be issued from Parent to the Company Members in a private placement transaction, pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act. The offering and issuance of the shares of Parent Common Stock hereunder will not be registered with the SEC, and accordingly, the shares of Parent Common Stock will be “restricted securities” under the Securities Act. Any subsequent offer, sale or disposition of the shares of Parent Common Stock by a Company Member must be either registered under the Securities Act and applicable state securities laws or exempt from such registration requirements (including pursuant to the safe harbor provided by Rule 144 promulgated under the Securities Act).

Section 1.12           Earn-Out.

(a)           Subject to the following terms and conditions, Parent shall make the following payments, if any, to the Exchange Agent (for distribution to the Company Members in accordance with their respective Pro Rata Percentages) (collectively, the “Earn-Out Payments”):

(i)            An amount of up to $25 million (the “Gross Profit Earn-Out”) shall be payable as follows:

(A)          An amount up to $12.5 million in the aggregate (the “GP Earn-Out”) shall be payable as follows: if during the first 24 months starting on the first day of the month following the month in which the Closing occurs (the “Gross Profit Earn-Out Period”), the Gross Profit generated by the Novitium Portfolio minus Required CapEx is greater than or equal to $95 million, Parent will pay an amount, not to exceed $12.5 million, calculated by multiplying $12.5 million by a fraction, (i) the numerator of which is the amount by which (A) the Gross Profit generated during the Gross Profit Earn-Out Period minus Required CapEx made during the Gross Profit Earn-Out Period exceeds (B) $80 million, and (ii) the denominator of which is $25 million; and

(B)          An amount equal to $12.5 million (the “ANDA Filing Earn-Out”) if the Company makes all of the FDA Filings during the Gross Profit Earn-Out Period with respect to all of the Existing Pipeline ANDAs (which list shall be subject to adjustment both prior to and following the Closing upon mutual agreement of Parent and the Key Persons);

provided, in the case of each of clauses (A) and (B), that the annualized R&D expenses of the Company in respect of the Novitium Portfolio and the Existing Pipeline ANDAs relevant to the calculation of the Gross Profit Earn-Out do not exceed $16 million per year for each year during the Gross Profit Earn-Out Period (“R&D Expenses”); and/or

(ii)          Another amount up to $21.5 million (the “505(b)(2) Earn-Out”) shall be payable as follows: Out of the Net Profit generated by the 505(b)(2) Products, the Company Members shall receive 20%, payable on a quarterly basis until the earlier to occur of (i) the sum of all such payments being equal to $21.5 million in the aggregate and (ii) the tenth anniversary of FDA Approval of the applicable 505(b)(2) Product.

(b)           In respect of the Gross Profit Earn-Out, within sixty (60) calendar days after the expiration of (i) each full twelve months period of the Gross Profit Earn-Out Period and (ii) the Gross Profit Earn-Out Period, Parent shall provide the Equityholders’ Representative with a statement setting forth Parent’s calculation of the Gross Profit, Required CapEx and the R&D Expenses. In respect of the 505(b)(2) Earn-Out, within forty-five (45) calendar days after the end of each quarter during which the 505(b)(2) Earn-Out can be earned in accordance with its terms, Parent shall provide the Equityholders’ Representative with a statement setting forth Parent’s calculation of Net Profit generated by the 505(b)(2) Products in respect of such quarter (it being understood and agreed that the first quarter in respect of which Parent shall provide such statement shall be the quarter following the quarter in which the Closing occurs, provided that such statement shall cover the entire period from and after the Closing Date through the end of such quarter following the quarter in which the Closing occurs). Within forty-five (45) calendar days of receipt of any of the foregoing statements, the Equityholders’ Representative shall have the right to dispute such calculations, and the provisions of Section 1.9(c) and (d) shall apply mutatis mutandis. Parent shall make, or cause to be made, the applicable Earn-Out Payment to the Exchange Agent for distribution to the Company Members in accordance with their respective Pro Rata Percentages within seven (7) calendar days upon final determination of (i) in the case of Section 1.12(a)(i)(A), the final determination the Gross Profit, Required CapEx and the R&D Expenses, (ii) in the case of Section 1.12(a)(i)(B), the making of the last outstanding FDA Filing and the related final determination of the R&D Expenses, and (iii) in the case of the 505(b)(2) Earn-Out, the final determination of Net Profit in respect of the applicable quarter, such final determination each in accordance with the provisions of Section 1.9(c) and (d), applied mutatis mutandis.

(c)           Parent’s obligation to make any Earn-Out Payment is an independent obligation, and the obligation to pay any of the Gross Profit Earn-Out or the 505(b)(2) Earn-Out shall not obligate Parent to make the respective other Earn-Out Payment or any portion thereof.

(d)           If a Key Person is terminated by Parent or its Subsidiaries without Cause (as defined in such Key Person’s Employment Agreement) or resigns from Parent or its Subsidiaries for Good Reason (as defined in such Key Person’s Employment Agreement), in each case, following the Closing but prior to the end of the Gross Profit Earn-Out Period, such Key Person’s pro rata portion (determined (i) if such Key Person is a Principal Member in his individual capacity, by reference to the Pro Rata Percentage of such Principal Member, (ii) if such Key Person is (or is also) a direct or indirect holder of Equity Interests in a Principal Member, by multiplying (A) the Pro Rata Percentage of the Principal Member of which such Key Person owns Equity Interests by (B) a fraction, the numerator of which is the number of Equity Interests directly or indirectly held by such Key Person in such Principal Member and the denominator of which is the sum of all outstanding Equity Interests of such Principal Member or (iii) if such Key Person is both a Principal Member in his individual capacity and the direct or indirect owner of Equity Interests in a Principal Member, by adding together the Pro Rata Percentages calculated pursuant to subclauses (i) and (ii) above) of any Gross Profit Earn-Out that has not yet been earned and/or paid shall become payable in full by Parent to the Principal Member (in the case of a Key Person that is a Principal Member in his individual capacity) and/or, as applicable, the Principal Member of which such Key Person directly or indirectly owns Equity Interests for distribution to such Key Person in accordance with the foregoing parenthetical.

(e)           Each Company Member acknowledges the absolute right of Parent, the Company and their respective Subsidiaries (and the right of the respective directors and officers of any of the foregoing) to operate, manage and invest in the respective business of Parent, the Company or any of their respective Subsidiaries in the exercise of their sole discretion, and agree that Parent, the Company and their respective Subsidiaries shall, from and after the consummation of the Closing, have no liability or obligation or fiduciary duty to any of the Company Members with respect to (i) any Earn-Out Payment in connection with their operation of the business of Parent, the Company or any of their respective Subsidiaries or (ii) the achievement or maximization of any Earn-Out Payment; provided, however, that:

(i)            in respect of the ANDA Filing Earn-Out, Parent will cause the Company to expend in accordance with Parent’s instructions up to the full $16 million per year of R&D Expenses and shall not, in connection therewith, take any action (or omit to take any action) the principal purpose of which is to frustrate the ability to achieve the ANDA Filing Earn-Out; provided, further, that, if Parent chooses to instruct the Company to expend more than $16 million per year of R&D Expenses, Parent shall not be relieved from its obligation to pay the ANDA Filing Earn-Out (if the conditions set forth in Section 1.12(a)(i)(B) are otherwise satisfied); and

(ii)           in respect of the GP Earn-Out, (A) Parent shall, and shall cause the Company to, use efforts and resources consistent with the past practice of Parent related to the development, approval, manufacture or commercialization of pharmaceutical products that are similarly situated and at a similar stage of development or commercialization as the Novitium Portfolio (and of similar market or profit potential and strategic value, based on conditions then prevailing) that are owned (and not licensed) by Parent and (B) if Parent chooses to instruct the Company to expend more than $16 million per year of R&D Expenses, Parent shall not be relieved from its obligation to pay the GP Earn-Out (if the conditions set forth in Section 1.12(a)(i)(A) are otherwise satisfied); and

(iii)            in respect of the 505(b)(2) Earn-Out, none of Parent or the Company shall take any action the principal purpose of which is to frustrate the ability to achieve the payments contemplated thereby.

(f)           No Company Member shall have the right to transfer or assign (whether by operation of law, in connection with any sale, assignment or other transfer of any securities or otherwise) any interest or right he or she may have in or to receive or participate in any portion of any Earn-Out Payment and any attempt to do so shall be void. The Earn-Out Payments and the provisions of Section 1.12 relating to the Earn-Out Payments are intended solely for the benefit of the Company Members, and the right (if any) to receive distributions in connection with the Earn-Out Payment shall be personal to those Persons. Notwithstanding the foregoing, a Company Member may transfer such rights (i) in the case of a Company Member that is an entity, to such Company Member’s successors or a transferee of all or substantially all of such Company Member’s assets and (ii) in the case of a Company Member that is a natural person, if such transfer is made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to such natural person’s estate, spouse, children, ancestors or any descendants of any ancestors; provided, that each such transfer shall comply with applicable securities laws and, assuming such transfer is permitted by applicable securities laws, each such transferee shall make appropriate securities laws representations and warranties pursuant to an instrument of assignment and assumption reasonably satisfactory to Parent.

Article II

CONVERSION OF SECURITIES

Section 2.1            Exchange Procedures.

(a)          Prior to the Effective Time, Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger for the purposes of distributing the Estimated Cash Merger Consideration to the Company Members pursuant to Section 1.7(a)(i), and exchanging Company Interests for the Restricted Shares that the Company Members are entitled to receive pursuant to Section 1.7(a)(ii).

(b)          Prior to the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of Company Interests a Letter of Transmittal. Any Company Member shall be required to deliver to the Exchange Agent a duly executed Letter of Transmittal, a duly executed IRS Form W-9 and such other documents as may be reasonably requested by the Exchange Agent to receive the merger consideration that such holder is entitled to receive upon Closing pursuant to Section 1.7(a). No dividends or other distributions with respect to Restricted Shares issuable pursuant to the Merger shall be paid to the holder of any unsurrendered Company Interests until such Company Interests are properly surrendered together with a duly completed Letter of Transmittal and such other documents as may be reasonably requested by the Exchange Agent. Upon receipt thereof by the Exchange Agent, each holder of record of Company Interests were converted into the right to receive the merger consideration pursuant to Section 1.7(a) shall be entitled to receive, as promptly as practicable after receipt of the Letter of Transmittal, the applicable merger consideration and the Company Interests of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Company Interests.

(c)            No fractional Restricted Shares shall be issued in the Merger, but in lieu thereof each Company Member otherwise entitled to a fractional Restricted Share will be entitled to receive a cash payment in lieu of such fractional Restricted Shares in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) $30.00. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 2.2            Undistributed Merger Consideration. Any portion of the merger consideration that remains unclaimed by the Company Members on the date that is twelve months after the date such consideration is delivered to the Exchange Agent hereunder or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Government Authority shall, to the extent permitted by Law, be returned by the Exchange Agent to the Surviving Company. Thereafter, any Company Member who has not theretofore complied with Section 2.1 shall only look to the Surviving Company with respect to any merger consideration to which a Company Member may be entitled to pursuant to Section 1.7(a), but subject to Section 2.3.

Section 2.3           No Liability. None of Parent, Merger Sub, the Company, the Surviving Company, the Equityholders’ Representative or their respective Representatives shall be liable to any Person in respect of any merger consideration to which a Company Member may be entitled to the extent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.4           Withholding Rights. Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Member any Taxes that it is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any other provision of United States federal, state, local or non-U.S. Tax Law, so long as such amounts are paid to the appropriate Taxing Authority. Before making any such deduction or withholding from the payment of any amounts other than compensation for services, Parent, the Surviving Company or the Exchange Agent, as the case may be, shall use its commercially reasonable efforts to give the Company (if prior to the Closing) or the applicable recipient from which funds would be withheld (if after the Closing) at least three (3) Business Days advance written notice of its intention to make such deduction or withholding and shall cooperate with the Company or such recipient (as applicable) in good faith to obtain reduction of or relief from such deduction or withholding, at the Company Members’ expense. To the extent that amounts are so deducted and withheld by such Person and paid over to the appropriate Taxing Authority, the amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such Company Member.

Section 2.5           Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company or Merger Sub, all other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company all right, title and interest in, to and under all of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.6           Company Transfer Books. At the Effective Time, the books of the Company shall be closed and there shall be no further registration of transfers on the transfer books of the Company with respect to Company Interests of the Company that were issued and outstanding immediately prior to the Effective Time.

Section 2.7           No Appraisal Rights. The parties acknowledge and agree that the Company Members are not entitled to any dissenters’ rights as a result of the Merger under the LLCA or the Company LLC Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF
THE KEY PERSONS AND COMPANY MEMBERS

Except as set forth in the Company Disclosure Schedule, to the extent permitted in accordance with Section 10.16, each Company Member (which term shall be deemed to include Key Persons for purposes of this Article III only) represents and warrants to Parent and Merger Sub solely as to such Company Member, as of the date of this Agreement and as of the Closing Date (other than the representations and warranties which are as of a specified date, which speak only as of such date), as follows:

Section 3.1            Organization and Power. Such Company Member is a natural person or a legal entity of the type set forth next to such Company Member’s name on the signature page hereto. If such Company Member is a natural person, he or she is competent and has all requisite legal capacity, power and authority to execute and deliver this Agreement and the other Transaction Documents to which he, she or it is or will be a party to and perform his or her obligations hereunder or thereunder. If such Company Member is not a natural person, it has been duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its organization. Such Company Member has all requisite corporate or equivalent power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party to and to perform its obligations hereunder and thereunder.

Section 3.2            Execution and Delivery; Valid and Binding Agreement. Such Company Member has full power, legal capacity and authority to execute and deliver this Agreement and the other Transaction Documents to which he, she or it is or will be a party to and to perform its, his or her obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been, and prior to the Closing, the other Transaction Documents will be, duly executed and delivered by such Company Member and, assuming that this Agreement and such other Transaction Document are or will be valid and binding obligations of Parent, the Company and the other Company Members party thereto, this Agreement and such other Transaction Documents constitute or will constitute at the Closing valid and binding obligations of such Company Member, enforceable against such Company Member in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 3.3            No Breach. Assuming the receipt of all consents and approvals set forth on Section 3.3 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents to which he, she or it is or will be a party by such Company Member and the consummation of the Transactions by such Company Member do not and will not (after notice or lapse of time or both, or the taking of any action by any other Person): (i) conflict with or violate any provision of the certificate of formation or operating agreement (or similar governing instruments) of such Company Member that is an entity, (ii)  result in the creation of any Lien (other than Liens imposed pursuant to applicable federal and state securities Laws or Liens incurred in connection with the Debt Financing), upon any assets of such Company Member (including the Company Interests), (iii)  require on the part of such Company Member any notice or filing with, or any Permit or other authorization of, or any exemption by, any Government Authority other than actions required under the HSR Act, (iv) with such exceptions as, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect, conflict with, result in a breach of, constitute a default under, result in the acceleration of, give rise to any right to accelerate, terminate, modify or cancel, or require any notice, consent, authorization, approval or waiver under, or result in any other adverse consequence under, any (A) Permit or (B) Contract to which (I) the Company is a party or by which the Company is bound or to which any of the assets or properties of the Company is subject or (II) such Company Member is a party or by which such Company Member is bound or to which any of the assets or properties of such Company Member (including the Company Interests) is subject, or (v) breach the terms of or cause any default under any Law applicable to such Company Member or any of its respective properties, assets or securities (including the Company Interests).

Section 3.4            Litigation. Except as set forth on Section 3.4 of the Company Disclosure Schedule, there are no Actions pending or, to such Company Member’s knowledge, threatened against or affecting, such Company Member or any such Company Member’s properties or rights (including such Company Member’s Company Interests), at law or in equity, before or by any court, arbitrator, panel or other Government Authority that would reasonably be expected to adversely affect the ability of such Company Member to perform such Company Member’s obligations under, or consummate the Transactions contemplated by, this Agreement or any of the other Transaction Documents to which such Company Member is a party.

Section 3.5            Ownership. Such Company Member is the record and beneficial owner of the Company Interests listed next to his, her or its name on the Member Allocation Schedule and there are no voting trusts, equityholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of such Company Interests. Such Company Member has good and valid title to such Company Interests, free and clear of any and all Liens (other than Permitted Liens).

Section 3.6            Company Confidential Information. Such Company Member has held in confidence, and has not provided (directly or indirectly) for the use or benefit of any Person other than any Group Company, or used for the purpose of any Person other than any Group Company, any confidential information pertaining to the Company and its Subsidiaries (“Company Confidential Information”), except to the extent that such Company Confidential Information (a) is permitted to be shared with a Person pursuant to a confidentiality agreement, or (b) has been compelled to be disclosed by judicial or administrative process or by other requirements of Law.

Section 3.7            Insider Transactions. Section 4.25(a) of the Company Disclosure Schedule describes all Contracts between any Group Company, on the one hand, and such Company Member, on the other hand, and Section 4.25(b) of the Company Disclosure Schedule describes all transactions (including any payments) between any Group Company, on the one hand, and any Insider, on the other hand (“Insider Transactions”) to which such Company Member or a Controlled Affiliate thereof is a party, that are currently in effect or have occurred during the past three (3) years, other than cash compensation paid by any Group Company in the Ordinary Course. Except as set forth on Section 4.25(c) of the Company Disclosure Schedule, neither such Company Member nor any Controlled Affiliate thereof owes any amounts to the Company or any of its Subsidiaries.

Section 3.8            Suitability. Such Company Member (a) has never been convicted of, plead no contest to or indicted for any felony or any crime involving fraud, misrepresentation, bribery or moral turpitude, (b) is not subject to any Order barring, suspending or otherwise limiting the right of such Company Member to engage in any activity or (c) has never been denied any Permit affecting the ability of such Company Member to conduct any activity currently conducted or currently contemplated to be conducted by such Company Member, nor, to the knowledge of such Company Member, is there any basis upon which such Permit may be denied.

Section 3.9            Accredited Investor. Each Principal Member is an “accredited” investor as that term is defined in Rule 501 under the Securities Act (“Accredited Investor”). Each Company Member (i) is a sophisticated investor with respect to the transactions described herein and, either alone or with a representative, has such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of owning and investing in securities similar to the Parent Common Stock, making an informed decision with respect thereto, and evaluating properly the terms and conditions of this Agreement, and he, she or it has made its own analysis and decision to approve the Merger, (ii) acknowledges the availability of the Parent SEC Documents, and (iii) has obtained all information it deems necessary or appropriate in order to approve the Merger.

Section 3.10           Investment Intent. The Restricted Shares are being acquired by each Company Member for its own account, and not for any other Person, for investment purposes only and not with a view to any distribution of the Restricted Shares. Each Company Member will not Transfer any Restricted Shares, or any part thereof or interest therein, in a transaction that would violate the registration requirements of the Securities Act or the securities laws of any state, without prejudice, however, to the rights of such Principal Member to Transfer any part of such Restricted Shares under an effective registration statement or applicable exemption from registration under the Securities Act and any applicable state securities law.

Section 3.11           Legend. Each Company Member acknowledges that, so long as required by Law, certificates evidencing the Restricted Shares and any securities issued in exchange for or in respect thereof shall bear a legend to the following effect:"

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS.”

Section 3.12           NO ADDITIONAL REPRESENTATIONS. WITHOUT LIMITING ANY CLAIM FOR Fraud in the making of a representation or warranty contained in this Article III OR IN ANY OTHER TRANSACTION DOCUMENT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN Article III OR IN ANY OTHER TRANSACTION DOCUMENT, SUCH COMPANY MEMBER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. SUCH COMPANY MEMBER EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF SUCH COMPANY MEMBER’S ASSETS, AND SUCH COMPANY MEMBER SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ITS ASSETS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Article IV

REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

Except as set forth in the Company Disclosure Schedule, to the extent permitted in accordance with Section 10.16, the Company represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing Date (other than the representations and warranties which are as of a specified date, which speak only as of such date), as follows:

Section 4.1           Organization and Corporate Power. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as currently conducted and currently contemplated to be conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign limited liability company in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify or be licensed (the jurisdictions set forth in Section 4.1 of the Company Disclosure Schedule), except where the failure to be so qualified or licensed, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered to Parent true, correct and complete copies of the Company’s certificate of formation and operating agreement, each as presently in effect.

Section 4.2            Subsidiaries.

(a)           Except as listed in Section 4.2 of the Company Disclosure Schedule, the Company has no Subsidiaries and does not own or have any interest in any equity securities or convertible securities of, or have an ownership interest in, any other Person. The Company owns all of the issued and outstanding Equity Interests or other equity awards of each of its Subsidiaries, free and clear of any and all Liens. All of the issued and outstanding Equity Interests of the Company’s Subsidiaries have been duly and validly authorized and issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and have not been issued in violation of any preemptive right or of any federal or state securities law. There is no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any Equity Interests or other equity awards of any of the Company’s Subsidiaries or any security convertible into, or other rights to acquire, any Equity Interests or other equity awards of any of the Company’s Subsidiaries, (ii) obligates the Company or any of its Subsidiaries to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such Equity Interests, securities or rights. None of the Company’s Subsidiaries has created any “phantom stock,” stock appreciation rights or other similar rights, the value of which is related to or based upon the price or value of any class or series of Equity Interests or other equity awards of the Company’s Subsidiaries. None of the Company’s Subsidiaries has outstanding Debt or Debt instruments providing for voting rights with respect to the Company’s Subsidiaries to the holders thereof. No Person is entitled to any preemptive or similar rights to subscribe for Equity Interests or other equity awards of the Company’s Subsidiaries. None of the Company’s Subsidiaries has granted to any Person the right to demand or request that the Company’s Subsidiaries effect a registration under the Securities Act of any securities held by such Person or to include any securities of such Person in any such registration by the Company’s Subsidiaries. The Company acquired the shares of the Indian Subsidiary under the automatic route (as defined under regulations prescribed by the Reserve Bank of India and Department for Promotion of Industry and Internal Trade) in compliance with the extant foreign exchange regulations.

(b)           Each of the Company’s Subsidiaries is the type of entity listed on Section 4.2 of the Company Disclosure Schedule and is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate (or other) power and authority to own, lease and operate the properties used in its business and to carry on its business as currently conducted and currently contemplated to be conducted. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation or limited liability company, as applicable, in the states and jurisdictions set forth in Section 4.2 of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of its property or the conduct of its business as now conducted requires it to qualify except where the failure to be so qualified, individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has delivered to Parent true, correct and complete copies of the certificate of formation and operating agreement (or comparable organizational documents with different names) of each of the Company’s Subsidiaries, each as presently in effect.

Section 4.3            Authorization; Valid and Binding Agreement; No Breach.

(a)           The Company has the limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other Transactions.

(b)           The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger requires authorization and approval by Company Members holding more than seventy-five percent (75%) of the total outstanding Class A Units of the Company (the “Required Vote”). The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents to which it is or will be a party and the consummation of the Merger and the other Transactions has been duly and validly authorized and approved in accordance with Section 5.2(b) of the Company LLC Agreement and the LLCA, and the Member Consent has been adopted by the Required Vote, and, except for the filing of the Certificate of Merger, no other limited liability company proceedings of the Company (or its equityholders in their capacity as such) are necessary for the Company to authorize and approve this Agreement and the other Transaction Documents to which the Company is or will be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions, and no appraisal rights are available to any holder of the Company’s Equity Interests in connection with the Merger.

(c)           This Agreement and each of the other Transaction Documents to which the Company is or will be a party have been or, when executed and delivered by the Company, will be duly executed and delivered by the Company and when so executed and delivered by the parties hereto and thereto (assuming the due authority, execution and delivery by any party thereto other than the Company), constitutes (or will constitute) a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(d)           Assuming the receipt of all consents and approvals set forth on Section 4.3(d) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents to which any Group Company is or will be a party and the consummation of the Transactions by such Group Company do not and will not (after notice or lapse of time or both, or the taking of any action by another Person): (i) conflict with or violate any provision of the certificate of formation or operating agreement of such Group Company, (ii) result in the creation of any material Lien (other than Permitted Liens or Liens imposed in connection with the Debt Financing) upon any assets of such Group Company (including the Company Interests), (iii) require on the part of such Group Company any notice or filing with, or any Permit or other authorization of, or any exemption by, any Government Authority other than actions required under the HSR Act, (iv) with such exceptions as, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect, conflict with, result in a breach of, constitute a default under, result in the acceleration of, give rise to any right to accelerate, terminate, modify or cancel, or require any notice, consent, authorization, approval or waiver under, or result in any other adverse consequence under, any (A) Permit or (B) Contract to which such Group Company is a party or by which such Group Company is bound or to which any of the assets or properties of such Group Company is subject (including the Company Interests), or (v) breach the terms of or cause any default under any Law applicable to such Group Company or any of its properties, assets or securities (including the Company Interests).

Section 4.4            Capitalization.

(a)           The authorized Equity Interests of the Company consists of 12,500,000 Class A Units, 2,000,000 Class B Units and 0 Class C Units, of which 11,982,748 Class A Units, 890,422 Class B Units and 0 Class C Units are issued and outstanding and none of which are held in treasury. All of the Company Interests (i) have been duly authorized, are validly issued, fully paid (to the extent such concept is applicable) and non-assessable (to the extent such concept is applicable), with no personal liability attaching to the ownership thereof and (ii) are owned of record and beneficially by the Company Members as set forth in the Member Allocation Schedule. The Company Interests constitute all of the issued and outstanding Equity Interests of the Company. All of the Company Interests was issued in compliance with applicable Law. None of the Company Interests was issued in violation of any agreements, arrangements or commitment to which the Company or any equityholder is a party or is subject to or in violation of any preemptive or similar rights granted by the Company or any Person.

(b)           Except as set forth on the Member Allocation Schedule or on Section 4.4(b) of the Company Disclosure Schedule, there are no securities, options, warrants, rights, calls, subscriptions, agreements, commitments or understandings of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any Equity Interests or other equity awards of the Company or any securities convertible into, or other rights to acquire, any Equity Interests or other equity awards of the Company, (ii) obligates the Company to grant, offer or enter into any of the foregoing, or (iii) relates to the voting or control of such Equity Interests, securities or rights. The Company has not granted to any Person the right to demand or request that the Company effect a registration under the Securities Act of any securities held by such Person or to include any securities of such Person in any such registration by the Company.

(c)           Except for the Company Interests, there are no outstanding (i) equity securities or interests or voting debt or equity securities of the Company, (ii) securities convertible or exchangeable into equity securities or interests of the Company, (iii) any debt or debt instruments, options or warrants that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity securities or interests of the Company or (iv) “phantom stock,” stock appreciation rights or other similar rights with respect to the Company. No Company Member or any other Person is entitled to any preemptive or similar rights to subscribe for Equity Interests of the Company.

(d)           None of the Company Members or Key Persons are or were at the time of their investment in the Company persons resident in India for the purpose of applicable Laws in India.

Section 4.5            Financial Statements; Indebtedness.

(a)           Attached as Section 4.5(a) of the Company Disclosure Schedule are true, correct and complete copies of the audited consolidated balance sheets as of December 31, 2019 and December 31, 2020 (the balance sheet as of December 31, 2020, the “Latest Balance Sheet”, and the date of the Latest Balance Sheet, the “Latest Balance Sheet Date”) and the related audited consolidated statements of income and comprehensive income, changes in members’ equity and cash flows for the years then ended (the financial statements included in this clause (a), including the notes thereto being referred herein collectively as the “Financial Statements”), in each case on a consolidated basis with respect to the Group Companies. Except as set forth on Section 4.5(a) of the Company Disclosure Schedule, the Financial Statements are in accordance with the books and records of the Group Companies and fairly present the consolidated financial position, income and comprehensive income, changes in members’ equity and cash flows of the Group Companies as of the dates and for the periods indicated, in each case, in accordance with GAAP in all material respects consistently applied during such periods. The Financial Statements were audited in accordance with auditing standards generally accepted in the United States of America and contain an unqualified report of Ram Associates, the Company’s auditors. The statements of income and comprehensive income included in the Financial Statements do not contain any items of material special or nonrecurring income, and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets. The books and accounts of the Group Companies are true, correct and complete and fully and fairly reflect all of the transactions of the Group Companies.

(b)           Section 4.5(b) of the Company Disclosure Schedule sets forth a description of each item of Debt of the Group Companies (whether incurred pursuant to a written or oral agreement and including inter-company loans) outstanding as of the date of this Agreement, including (i) the name of each lender or creditor with respect to any Debt (“Company Creditor”), (ii) the aggregate amount that the applicable Group Company owes to such Company Creditor as of the date of this Agreement, and (iii) whether such Debt is secured by any Lien on any property or asset of the applicable Group Company. Section 4.5(b) of the Company Disclosure Schedule also sets forth a description of each loan or advance made by any Group Company to a third-party (“Company Debtor”) (whether pursuant to a written or oral agreement), including (A) the name of the Company Debtor, (B) the aggregate amount loaned or advanced by the applicable Group Company to such Company Debtor as of the date of this Agreement, and (C) whether such loan or advance is secured by any Lien on any property or asset of such Company Debtor.

(c)          Except as set forth on Section 4.5(c) of the Company Disclosure Schedule, the books of account and other financial records of the Group Companies (i) reflect all material items of income and expense and all material assets and Liabilities required to be reflected therein in accordance with GAAP applied on a basis consistent with the Latest Balance Sheet, and (ii) are in all material respects complete and correct.

(d)          The management of the Company has: (i) designed disclosure controls and procedures to reasonably ensure that material information relating to the Group Companies is made known to the management of the Company by others within a Group Company; and (ii) disclosed, based on its most recent evaluation, to Company Members any fraud that involves executive management or other employees who have a significant role in the internal controls of the Group Companies.

(e)          During the past three (3) years, neither the Company nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of any Group Company with respect to the Financial Statements or the internal accounting controls of any Group Company, including any written or oral complaint, allegation, assertion or claim that any Group Company has engaged in improper accounting practices, other than such complaints, allegations, assertions or claims that are, individually or in the aggregate, not material. No attorney representing any Group Company, whether or not employed by any Group Company, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by any Group Company or any of their respective Representatives to the governing bodies of any Group Company or any committee thereof or to any manager or officer of any Group Company.

(f)           To the Knowledge of the Company, no employee of any Group Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law. No Group Company has, and, to the Knowledge of the Company, no contractor, subcontractor or agent of any Group Company has, discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of any Group Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(g)          No Group Company is subject to any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended).

(h)          The Indian Subsidiary has (a) assets of less than Indian Rupees 35,00,000,000, and (b) turnover of less than Indian Rupees 1,00,00,000,000.

Section 4.6            No Other Liabilities or Contingencies. Except as set forth on Section 4.6 of the Company Disclosure Schedule, no Group Company has any material Liabilities, and to the Knowledge of the Company, there is no existing condition, situation or set of circumstances which is reasonably expected to result in any such material Liabilities, except Liabilities (i) that are reflected or expressly reserved against in the Latest Balance Sheet, (ii) that are current liabilities incurred after the Latest Balance Sheet Date in the Ordinary Course that are not, individually or in the aggregate, material to the Company (and none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of Law or an environmental Liability), or (iii) arising under the terms of any Contracts, applicable Law and Permits (and none of which relate to breaches or defaults under any Contracts or violations of any applicable Law or Permit).

Section 4.7            Absence of Certain Developments. Since the Latest Balance Sheet Date, there has been no development, change, event or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect. Except (i) as set forth on Section 4.7 of the Company Disclosure Schedule, or (ii) as expressly provided for under this Agreement, since the Latest Balance Sheet Date, each Group Company has conducted its respective businesses only in the Ordinary Course and has not:

(a)          amended or modified its certificate of formation or operating agreement (or similar governing instruments);

(b)          split, combined or reclassified any units of its Equity Interests;

(c)          (i) issued, sold, granted or otherwise disposed of any of its Equity Interests or any other equity security or equity award, (ii) issued, sold, granted or otherwise disposed of any options, warrants, calls, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the issuance, sale, pledge or other disposition of any units of such Group Company’s Equity Interests or any other equity security, (iii) entered into any Contract calling for any transaction referred to in preceding clauses (i) or (ii), or (ii) made any other change in its capital structure;

(d)          declared, set aside or paid any dividends or other distributions (whether in cash, stock, property or any combination thereof) on or in respect of any of its Equity Interests or any other equity security, or redeemed, purchased or acquired for value any units of its Equity Interests or any other equity security;

(e)          adopted or effected any plan or agreement of complete or partial liquidation, dissolution, consolidation, merger, restructuring, recapitalization or other reorganization, or otherwise liquidated, wound up or dissolved;

(f)           incurred any Debt (including any assumption or guarantee thereof) or made any loans, advances or capital contributions to, or investments in, any other Person, except for advances for travel and other normal business expenses to directors, officers and employees in the Ordinary Course that do not individually or in the aggregate exceed $20,000;

(g)          subjected any of its properties or assets or any Company Leased Real Property to any Lien, except for, if any, Real Estate Permitted Liens;

(h)          changed or modified any method of accounting or accounting practice, including for Tax purposes, or Tax calculating or Tax reporting methods or practice, except as required by GAAP;

(i)           consented to any extensions (other than extensions to file Tax Returns validly obtained in the Ordinary Course) or waived any statute of limitations in respect of Taxes or executed or filed with any Government Authority any agreement extending the period of assessment or collection of any Taxes;

(j)           made or amended any elections for Tax purposes;

(k)          adopted a taxable year other than the fiscal year ending December 31;

(l)           entered into any “closing agreement,” as described in Code Section 7121 (or any corresponding provision of state, local or foreign Tax Law);

(m)         settled or compromised any material claim or assessment relating to Taxes;

(n)          made any payments, become obligated to make any payments, or become a party to any plan, program or agreement that could obligate it to make any payments, separately or in the aggregate, that would not be fully deductible under Code Section 280G;

(o)          made any change or modification (other than any changes or modifications that are, individually or in the aggregate, not material) to its cash management practices and its policies, practices and procedures with respect to (i) billing and collection of accounts receivable or unbilled charges, (ii) establishment of reserves for uncollectible accounts, (iii) accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, or (iv) discounts, rebates or allowances;

(p)          acquired (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses;

(q)          sold, licensed or transferred any of its assets, other than in the Ordinary Course;

(r)           sold, assigned or transferred, or granted any license or sublicense to, any patents, trademarks, trade names, copyrights, trade secrets or other material intangible assets, other than in the Ordinary Course;

(s)          made or granted any bonus or any compensation or salary increase to, or entered into any employment Contract with, any current (or former) employee of such Group Company, or other individual who performs services for such Group Company whose annual aggregate compensation is (or was at the time of his or her termination) in excess of $100,000;

(t)           terminated the employment of, hired or transferred any of its management or executive employees;

(u)          communicated to any present or former employees of any Group Company an intent to adopt or authorize any additional Benefit Plan or an intent to amend or terminate any existing Benefit Plan;

(v)          adopted or authorized, any additional Benefit Plan or amended or terminated any Benefit Plan;

(w)         made any capital expenditures or appropriations or commitments therefor, except any capital expenditure or appropriations or commitment not in excess of $100,000 individually or $200,000 in the aggregate;

(x)           made any loans or advances to, or guarantees for the benefit of, any Persons (except advances to employees for business expenses in the Ordinary Course);

(y)          established, adopted, entered into, amended or increased benefits under, or terminated any Benefit Plan or any other benefit or compensation plan, arrangement or agreement (including, without limitation, bonuses, profit sharing, stock option, restricted stock, pensions, retirement benefits, deferred compensation, severance or termination benefits) for any of its employees or other individuals who perform services for it or on its behalf, other than routine health and welfare benefits plan renewals in the Ordinary Course;

(z)           made any loan to (or forgiven any loan to), or entered into any other transaction with, any of its Company Members or any Insider;

(aa)        (A) settled, or offered or proposed to settle, any Action or Claim against it or (B) released, waived or compromised any Action or Claim against any third party, in either case involving an amount in dispute in excess of $45,000;

(bb)        incurred any damage, destruction or loss (whether or not covered by insurance), ordinary wear and tear excepted, in an amount exceeding $100,000 individually or $200,000 in the aggregate affecting the property or assets of such Group Company;

(cc)        waived any right or entered into any one or more transactions that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect;

(dd)        failed to maintain in full force and effect any Insurance Policies or failed to pay when due any premium under any Insurance Policy;

(ee)        other than with respect to a renewal of a Material Contract with an existing supplier, in each case, entered into in the Ordinary Course, terminated, entered into or made any amendment to any Material Contract;

(ff)          made any capital investment in any other Person except (i) in the Ordinary Course or (ii) for such capital investments that are reflected in its budget for the fiscal year ending December 31, 2021, a copy of which has been provided to Parent prior to the date of this Agreement; or

(gg)        authorized, approved, agreed or committed to do any of the foregoing.

Section 4.8            Title to Properties and Leaseholds.

(a)          Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, each Group Company has good and valid title to, or holds pursuant to valid and enforceable leasehold interests the right to use all of the assets (including real property) owned, leased, used or held for use by it, or acquired by it after the Latest Balance Sheet Date, free and clear of all Liens, except for (i) Permitted Liens or, in the case of the Company Leased Real Property, Real Estate Permitted Liens or, in the case of the Facility, Real Estate Permitted Liens as of the Effective Time, (ii) Liens incurred in connection with the Debt Financing, (iii) Liens imposed by Parent or its Affiliates and (iv) assets disposed of by it in the Ordinary Course since the Latest Balance Sheet Date.

(b)          Except as set forth in Section 4.8(b) of the Company Disclosure Schedule, no Group Company owns, or has ever owned, any real property, nor is any Group Company party to any agreement to purchase real property.

(c)          As of the date of this Agreement, Real Estate Seller has, and as of the consummation of the Closing, Real Estate Buyer will have, good and valid title to the real property located at 70 Lake Drive, East Windsor, New Jersey 08520 (the “Owned Real Property”), free and clear of all Liens except for (i) in the case of Real Estate Seller and Real Estate Buyer, Real Estate Permitted Liens, and (ii) in the case Real Estate Seller, in addition, but only as of the date of this Agreement, those matters set forth on Section 4.8(c) of the Company Disclosure Schedule.

(d)          All leases, subleases, licenses and/or occupancy agreements entered into by any Group Company as lessor, lessee, sublessor, sublessee, licensor, licensee or occupant with respect to real property or the facilities thereon currently in effect (the “Company Leased Real Property”) are listed in Section 4.8(d) of the Company Disclosure Schedule as the “Leases”. True, correct and complete copies of all the Leases, including all amendments and modifications thereto, have been provided to Parent prior to the date of this Agreement. The Company Leased Real Property and the Owned Real Property shall be collectively referred to as, the “Real Property”.

(e)          Except as set forth in Section 4.8(e) of the Company Disclosure Schedule, in connection with the Real Property:

(i)          all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in all Real Property are in good operating condition and repair, ordinary wear and tear excepted, are adequate for the purposes for which they are currently being used;

(ii)         all Real Property are not the subject of any pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or inverse condemnation proceedings or any other taking by public authority with or without payment of consideration therefor, nor has any such notice of such a proposed condemnation or taking been received by any Group Company or Real Estate Seller;

(iii)        a valid certificate of occupancy is currently in force for all Real Property;

(iv)        the construction, operation, management, occupancy and use of all Real Property is in compliance in all material respects with the zoning, subdivision or building codes, land use restrictions, easements and all other Laws;

(v)         all storm water drains and public utilities (including, without limitation, sanitary sewer, storm sewer, electricity, cable television, water and telephone) required for the operation of each Group Company’s respective businesses in the Ordinary Course with respect to such Company Leased Real Property and with respect to Real Estate Seller’s ownership of the Owned Real Property, or any part thereof, are installed and operating and have been accepted by such utility company or Government Authority and to the Knowledge of the Company, there are no conditions which will result in the termination of the present access from each parcel of the Real Property to such public utilities;

(vi)        the improvements on the Real Property are structurally sound, the roofs are free of leaks, to the Knowledge of the Company such improvements have no hidden or latent defects, all public and private utility, sewer, septic and other waste systems, and all fixtures and appliances (including, without limitation, trade fixtures) included in the Real Property are in good working order ordinary wear and tear excepted and free of deferred maintenance;

(vii)       each Group Company enjoys peaceful and undisturbed possession of its Company Leased Real Property, and Real Estate Seller enjoys peaceful and undisturbed possession of its Owned Real Property;

(viii)      no Group Company has any current capital expenditure obligations that are in excess of $50,000 under any Lease and Real Estate Seller has no current capital expenditures required for repairs or maintenance with respect to the Owned Real Property that are in excess of $50,000;

(ix)         With respect to any Lease, all options to renew, rights of first offer and rights of first refusal exercisable prior to the date of this Agreement have been properly exercised in accordance with the terms of such Lease;

(x)          all payments of rent due under the Leases are current (paid or accrued in the calculation of Closing Net Working Capital);

(xi)         no Group Company has entered into any subleases or sublicenses with respect to any Company Leased Real Property;

(xii)        no Group Company has any outstanding offsets, demands, claims or right to make deductions against rent and/or additional rent under the Leases;

(xiii)       each Group Company has the right to conduct its respective businesses in each Company Leased Real Property for the remaining term of the applicable Lease; and

(xiv)      no Group Company has received written notice from any Government Authority that the Company Leased Real Property or any condition existing thereon or any present use thereof violates any Law applicable to the Company Leased Real Property;

(xv)       Real Estate Seller has received no written notice from any Government Authority that the Owned Real Property or any condition existing thereon or any present use thereof violates any Law applicable to the Owned Real Property.

Section 4.9            Tax Matters. Except as set forth on Section 4.9 of the Company Disclosure Schedule, as of the date hereof:

(a)          Each Group Company has timely and properly filed all Tax Returns that are or were required to be filed by or on behalf of it (taking into account any extensions of time to file). All such Tax Returns were true, correct and complete and prepared in compliance with all applicable Laws in all material respects.

(b)          All Taxes, whether or not reflected on a Tax Return, required to be paid by or on behalf of a Group Company have been timely paid. Each Group Company has timely paid all estimated Tax payments required under any provision of the Code or under any state, local or foreign Tax Law.

(c)          Each of the Group Companies has complied with all applicable Laws relating to information reporting with respect to payments made to third parties and the withholding of Taxes and all Taxes required to be withheld by an Group Company has been withheld and has been duly and timely paid to the proper Taxing Authority (or properly set aside for such payment).

(d)          There is no dispute or claim concerning any Tax Liability of any Group Company claimed or raised by any Taxing Authority (including jurisdictions where the Group Companies have not filed Tax Returns) of which any Group Company has received written or, to the Knowledge of the Company, verbal notice. None of the Tax Returns of any Group Company has been subject to examination or audit. No Group Company is a party to any pending or, to the Knowledge of the Company, threatened suit, action or proceeding by any Taxing Authority for the assessment or collection of Taxes. No Group Company has received from any Taxing Authority any written: (i) notice indicating an intent to open an audit or other review that involves or affects any Group Company, (ii) request for information related to Tax matters that involves or affects any Group Company, or (iii) notice of deficiency or proposed adjustment or assessment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against any Group Company or that involves or affects any Group Company. No Group Company has waived any statute of limitations beyond the date hereof in respect of Taxes or agreed to any extension of time beyond the date hereof with respect to a Tax Return or Tax assessment or deficiency (other than extensions to file Tax Returns validly obtained in the Ordinary Course). The Company has not granted any power of attorney with respect to any Taxes which will remain in effect after the Closing Date.

(e)          No Group Company (i) has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return and (ii) has any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract (including any Tax allocation, sharing or indemnity agreement or arrangement).

(f)           There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Group Company.

(g)          Each Group Company has complied with all applicable Laws relating to sales, use or similar Taxes.

(h)          No written claim has ever been made by a Taxing Authority in any jurisdiction where any Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by such jurisdiction (other than a claim resolved in favor of any Group Company). None of the Group Companies has a permanent establishment (within the meaning of the relevant Tax treaty, if any) or otherwise has an office or fixed place of business in a country other the country in which it is organized.

(i)            The unpaid Taxes of the Group Companies (i) will not, as of the Latest Balance Sheet Date, exceed the reserve for Tax Liabilities (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet and (ii) will not exceed that reserve, as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Group Companies in filing their Tax Returns (without regard to any Taxes resulting from the transactions contemplated by this Agreement).

(j)           No Group Company has filed any disclosure under Code Sections 6662 or 6011 or corresponding or similar provisions of state, local or foreign Tax Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. No Group Company has entered into any “reportable transactions” as defined in Treasury Regulation Section 1.6011-4(b), and each Group Company properly disclosed all reportable transactions as required by Treasury Regulation Section 1.6011-4, including filing Forms 8886 with Tax Returns and with the Office of Tax Shelter Analysis.

(k)          Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, their respective taxable incomes for any Post-Closing Tax Period as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing made prior to the Closing, (ii) “closing agreement,” as described in Code Section 7121 (or any corresponding provision of state, local or foreign Tax Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) deferred revenue or prepaid amount received prior to the Closing, (v) intercompany transactions or any excess loss account described in the Treasury Regulations under Code Section 1502 (or any corresponding provisions of state, local or foreign Tax Law) in a Pre-Closing Tax Period, or (vi) use prior to the Closing of an improper method of accounting in a Pre-Closing Tax Period.

(l)           No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Taxing Authority with or in respect of any Group Company.

(m)         No Group Company is a party to any tax sharing, indemnity or allocation agreement or arrangement, other than any agreement or arrangement entered into in the Ordinary Course the purpose of which is not primarily related to Taxes.

(n)          Each Group Company has complied in all respects with the rules governing transfer pricing under Section 482 of the Code, the Treasury Regulations promulgated thereunder and any comparable provisions of foreign law, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.

(o)          During the past three (3) years, none of the Group Companies has distributed the stock or other equity interest of another Person or has had its stock or membership interest distributed by another Person in a transaction that was purported or intended to be governed in whole or in party by Section 355 or 361 of the Code.

(p)          None of the Group Companies which is organized under the laws of a country outside the United States has, since December 31, 2017 (i) had any investment in United States property within the meaning of Section 956 of the Code, or (ii) had outstanding any security payment on which would constitute a hybrid dividend within the meaning of Section 245A(e) of the Code. None of the Group Companies is party to an arrangement described in Section 267A of the Code. None of the Group Companies (i) is subject to any unpaid Tax liability under Section 965 of the Code or (ii) has made an election under Section 965(h) of the Code.

(q)          None of the Group Companies has elected to apply the partnership audit provisions added by the Bipartisan Budget Act of 2015 to any taxable year prior to 2018. The Company has made an election under Section 6221(b) or Section 6226(a) of the Code for each taxable year to which the partnership audit provisions added by the Bipartisan Budget Act of 2015 could apply.

(r)           The Company is and at all times has been treated as a partnership for U.S. federal (and applicable state and local) income tax purposes. Each of its Subsidiaries of the Company is, and has been since its formation, classified for U.S. federal income tax purposes as set forth Section 4.9(r) of the Company Disclosure Schedule.

(s)           The Company Interests have not derived, and will not derive, directly or indirectly, their value substantially from the Company’s or its Subsidiaries’ assets located or deemed to be located in India, including from the assets of the Indian Subsidiary, as determined under Section 9 of the Indian Income Tax Act, 1961, together with the Indian Income Tax Rules, 1962.

(t)           None of the Company Members are or will be subject to Tax in India on such Company Member’s income or non-resident capital gains Tax arising from the Merger or the other Transactions and, accordingly, Indian withholding tax provisions do not and will not apply to Parent, the Company, the Surviving Company or the Exchange Agent as a result of or in connection with the Transactions.

Section 4.10          Contracts and Commitments.

(a)          Except as set forth in Section 4.10 of the Company Disclosure Schedule (each such Contract in effect as of the date hereof, along with each of the Leases required to be listed on Section 4.8(d) of the Company Disclosure Schedule, and each Benefit Plan required to be listed on Section 4.17 of the Company Disclosure Schedule, a “Material Contract” and, collectively, the “Material Contracts”), as of the date hereof, no Group Company is a party to or is bound by, and no Group Company’s assets or properties are subject to, any:

(i)          Contract creating a partnership, limited liability company, joint venture, strategic alliance, collaboration, co-promotion, profit or revenue sharing, research or development project, or similar Contract;

(ii)         Contract providing for the grant of any preferential rights to purchase or lease any of the assets of any Group Company;

(iii)        Contract for capital expenditures or the acquisition of fixed assets, in each case in excess of $200,000;

(iv)        Any equityholders, voting, investors rights, registration rights or similar agreement or arrangement;

(v)         Contract (A) that contains a non-solicit or a non-competition provision relating to the business of any Group Company (or, at any time after the consummation of the Closing, Parent or any of its Affiliates) or any other Contract restricting the right of any Group Company’s employees or independent contractors (or, at any time after the consummation of the Closing, Parent or any of its Affiliates) to conduct business at any time, in any manner or at any place in the world, or the expansion thereof to other geographical areas or lines of business, (B) that grants to the other party or any third Person “most favored nation” status, or (C) that grants to the other party or any third party any exclusive right or rights or in which any third party grants any Group Company any exclusive right or rights;

(vi)        Contract relating to the acquisition or disposition of any business, stock or assets of any other Person or real property;

(vii)       Contract imposing any restriction or limitation on the sale or other transfer of the Company Interests or of any of the assets of any Group Company;

(viii)      Contract involving the settlement of any Action;

(ix)         Contract for the employment of any officer, individual employee, independent contractor, or other Person on a full-time, part-time, or consulting basis providing for fixed compensation in excess of $125,000 per annum or which provides for the payment of any change in control, retention, severance or similar benefits;

(x)          Contract that requires any Group Company to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions;

(xi)         Contract that provides for the assumption of any Tax, environmental or other Liability of any Person;

(xii)        Contract pursuant to which any Person acts as a broker, distributor, manufacturer’s representative, sales representative or agent of any Group Company;

(xiii)       Contract with any Government Authority (each, a “Government Contract”);

(xiv)      Contract between or among any Group Company on the one hand and any Key Person, Company Member or any Insider relating to any Key Person or Company Member (other than any Group Company) on the other hand;

(xv)       Contract relating to any equity purchase, equity rights or similar plan;

(xvi)      Contract (excluding (A) licenses for commercial off the shelf computer Software that are generally available on nondiscriminatory pricing terms, (B) service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contracts, non-exclusive and granted in the Ordinary Course), (C) except for implied licenses incidental to the sale of products, and (D) any licenses for Intellectual Property that are granted as part of employee invention assignment agreements on a Group Company’s form) providing for the sale, lease, license, assignment or control of any Intellectual Property to or from any Group Company or its Affiliates or equityholders;

(xvii)     Contract providing for the development, modification, design, invention, production, acquisition, purchase, formulation or creation of any Intellectual Property;

(xviii)    Contract pursuant to which a third party supplies any Group Company with active ingredients for product that is reasonably expected to involve future expenditures by any Group Company of more than $200,000 in the twelve (12) month period following the date hereof;

(xix)       Contract relating to Debt or any guaranty of the obligations of any other Person (whether incurred, assumed, guaranteed or secured by any asset);

(xx)        Contract granting any Person a Lien (or contemplating the granting of any Lien) on any assets or properties of any Group Company;

(xxi)       Contract pursuant to which any Group Company has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Group Company;

(xxii)      Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $200,000;

(xxiii)     Contract providing for any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(xxiv)     Contract that is a collective bargaining agreement or other labor agreement covering employees of any Group Company;

(xxv)      Contract made other than in the Ordinary Course; or

(xxvi)     Contract not otherwise described in any other subsection of this Section 4.10(a) with a term in excess of six months or providing for aggregate payments that (A) is reasonably expected to involve future expenditures by any Group Company of more than $200,000 in any one-year period following the date hereof and (B) cannot be terminated by any Group Company on less than sixty (60) days’ notice without material payment or penalty, other than Ordinary Course product or active ingredient purchase contracts.

(b)          With such exceptions that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect, (i) no Group Company is in breach of or default under the terms of any Contract, (ii) to the Knowledge of the Company, the other party to each of the Contracts is not in breach of or default under the terms of any such Contract, (iii) no Group Company has waived any right under any Contract; (iv) no event has occurred that, with the giving of notice or the lapse of time, or both, would constitute a breach of, or default under, any Contract; (v) there are no unresolved disputes under any of the Contracts; (vi) no Group Company has given to or received from any other Person, any written notice or other written communication regarding any actual, alleged, possible or potential breach of, or default under, any Contract, and (vii) each Contract is in full force and effect and is a valid and binding on and enforceable against the applicable Group Company in accordance with their terms and, to the Knowledge of the Company, on and against the other parties thereto, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)          Prior to the date of this Agreement, the Company has delivered or made available to Parent a true, correct and complete copy of all Material Contracts, together with all amendments, waivers or other changes thereto, and the Company has prior to the date of this Agreement provided Parent with true, correct and complete written summaries of all such Material Contracts that are unwritten.

(d)          Section 4.10(d) of the Company Disclosure Schedule contains as of the date of this Agreement a complete list of each Government Contract that is still in effect, identifying the (i) contracting agency, (ii) Contract type and Contract number, (iii) name and address, and contact information of contracting office and/or contracting officer, (iv) total dollar value of Contract, and (v) approximate remaining balance.

Section 4.11          Condition and Sufficiency of Assets.

(a)          Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Group Companies are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine, maintenance and repairs that are not material in nature or cost. Except as set forth in Section 4.25 of the Company Disclosure Schedule, no Insider has any right in or to any of the assets and properties which are owned, used or held for use in the conduct by any Group Company of its respective business as currently conducted or currently proposed to be conducted.

(b)          Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, the Group Companies have good and, with respect to owned property, marketable title to, or holds by valid and existing leases or licenses for, all of their respective assets free and clear of all Liens (other than Permitted Liens); provided, that, for purposes of this Section 4.11(b), with respect to Intellectual Property of the Company and its Subsidiaries, “assets” shall only include Intellectual Property that is owned (and not licensed) or purported to be owned, in whole or in part, by the Company or the applicable Subsidiary. Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, no financing statement has been registered with respect to any Group Company or any Group Company’s assets, and no Company Member or Group Company has signed any security agreement authorizing any secured party thereunder to file any such financing statement with respect to any of the assets of the Company or any of its Subsidiaries.

Section 4.12          Inventory. All inventory of the Group Companies, whether or not reflected in the Financial Statements, is usable or salable in the Ordinary Course in all material respects and is owned by the applicable Group Company free and clear of all Liens other than Permitted Liens.

Section 4.13          Accounts Receivable. Except as set forth on Section 4.13 of the Company Disclosure Schedules, the accounts receivable of the Group Companies reflected on the Latest Balance Sheet and the accounts receivable of the Group Companies arising after the date thereof have arisen from bona fide transactions entered into by the applicable Group Company involving the sale of goods or the rendering of services in the Ordinary Course and, subject to a reserve for bad debts shown on the Latest Balance Sheet, are valid obligations payable to the applicable Group Company in accordance with their terms.

Section 4.14          Customers; Suppliers; Products.

(a)          Section 4.14(a) of the Company Disclosure Schedule sets forth (i) the top fifteen (15) customers of the Group Companies (by total annual revenue) for each of the two (2) most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Section 4.14(a) of the Company Disclosure Schedule, no Group Company has received any written notice that any such Material Customer has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with such Group Company. To the Knowledge of the Company, no such Material Customer has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with any Group Company (whether as a result of the consummation of the Transactions or otherwise).

(b)          Section 4.14(b) of the Company Disclosure Schedule sets forth (i) the top fifteen (15) suppliers of the Group Companies (by total annual order costs) for each of the two (2) most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth in Section 4.14(b) of the Company Disclosure Schedule, no Group Company has received any written notice that any such Material Supplier has ceased, or intends to cease after the Closing, to supply goods or services to such Group Company. To the Knowledge of the Company, no such Material Supplier has ceased, or intends to cease after the Closing, to supply goods or services or to otherwise terminate or materially reduce its relationship with any Group Company (whether as a result of the consummation of the Transactions or otherwise).

(c)          Section 4.14(c) of the Company Disclosure Schedule sets forth all current Products of each Group Company and all current portfolio products in respect of which a Group Company holds an ANDA under review by the FDA, in each case, as of the date of this Agreement.

Section 4.15          Intellectual Property.

(a)          Each Group Company owns, or has licensed or otherwise possesses legally enforceable rights to use, all Business Intellectual Property. Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, (i) there are no pending or, to the Knowledge of the Company, threatened claims against any Group Company by any Person alleging infringement, misappropriation, dilution or violation of any Intellectual Property of any other Person by any Group Company for such Group Company’s use of any of its Intellectual Property, (ii) the conduct by each Group Company of its respective businesses and the Business Intellectual Property (and the use thereof) do not infringe, dilute or violate any Intellectual Property of any Person and (iii) to the Knowledge of the Company, there are no threatened challenges to the validity, enforceability, or the Company’s or any of its Subsidiaries’ rights to the Business Intellectual Property. No Group Company has made or threatened any claim, and has no Knowledge of any possible claim, of infringement, misappropriation, dilution or violation by others of its rights to the Business Intellectual Property.

(b)          Section 4.15(b) of the Company Disclosure Schedule contains a correct, current and complete list of all Owned Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Government Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents, and pending applications for any of the foregoing, in each case enumerating specifically the applicable filing or registration number, title, registrar, jurisdiction, date of filing/issuance, current applicant(s)/registered owners(s). All assignments of the Intellectual Property Registrations to the Company and each of its Subsidiaries have been properly executed and recorded.

(c)          All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Government Authority and authorized registrars, and all Intellectual Property Registrations are in good standing.

(d)          Except as set forth in Section 4.15(d) of the Company Disclosure Schedule, a Group Company is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Owned Intellectual Property, or has the valid and enforceable right to use all other Business Intellectual Property used in or necessary for the conduct of the applicable Group Company’s current business or operations, in each case, free and clear of Liens other than Permitted Liens. All Owned Intellectual Property and, to the Knowledge of the Company, all other Business Intellectual Property is valid and enforceable and no Group Company is party to or bound by any Contract that materially limits, restricts or otherwise impairs its ability to use, sell, transfer, assign, license or convey, or that otherwise materially affects, any Business Intellectual Property. None of the Owned Intellectual Property is subject to any claims of joint ownership and all actions reasonably necessary to maintain and protect the Owned Intellectual Property and the applicable Group Company’s rights in and to its licensed Intellectual Property have been taken. Without limiting the generality of the foregoing, each Group Company has entered into binding, written agreements with every current and former employee of such Group Company, and with every current and former independent contractor, whereby such employees and independent contractors expressly (i) assign to such Group Company all right, title and interest in and to all Intellectual Property invented, created, formulated, developed, modified, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for such Group Company; and (ii) acknowledge such Group Company’s exclusive ownership of all Owned Intellectual Property. All invention, creation, formulation, development, design and modification of the Owned Intellectual Property was undertaken by either current or former employees of a Group Company within the scope of their employment or current or former independent contractors of a Group Company within the scope of their engagement. The Business Intellectual Property constitutes all of the Intellectual Property necessary for the conduct of each Group Company’s current business and operations. The Owned Intellectual Property shall not be, and the other Business Intellectual Property shall not be materially, adversely affected by the execution and delivery of this Agreement or the consummation of the Transactions.

(e)          Each Group Company has taken reasonable measures and implemented reasonable procedures and policies consistent with industry standards to protect the proprietary nature of each item of Business Intellectual Property and to maintain in confidence all proprietary information comprising a part thereof or of any Business Intellectual Property which the Company or any of its Subsidiaries is using under an obligation of confidentiality. None of such Confidential Intellectual Property has been disclosed other than to employees, representatives and agents of the Group Companies or to third parties all of whom are bound by written confidentiality agreements in the case of disclosure.

(f)           The IT Systems owned or used by or on behalf of the Company and each of its Subsidiaries (“Designated IT Systems”) (i) are sufficient in all material respects for the current and currently proposed operations of the Company and its Subsidiaries; (ii) operate properly without any material defect, malfunction, unavailability or error; and (iii) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, computer virus or malfunction. The Company and each of its Subsidiaries maintains reasonable physical and technical security controls for the applicable Designated IT Systems that are designed to safeguard same against the risk of business disruption arising from attacks (including virus, worm and denial-of-service attacks) and any Proprietary information against unauthorized disclosure, access, destruction, use, modification or other exploitation. To the Knowledge of the Company, there has been no breach of the Designated IT Systems or any security procedures or any material unauthorized disclosure, access, destruction, use, modification or other exploitation of any Proprietary Information in the possession, custody or control of the Company or any of its Subsidiaries, or any of their respective third party vendors, suppliers or service providers.

(g)          The Company and its Subsidiaries have at all times complied in all material respects with (i) all applicable Privacy Laws and (ii) all Privacy Agreements, and, to the Company’s Knowledge, no Person has made any illegal or unauthorized use of any Personal Data constituting Business Intellectual Property. The Privacy Agreements do not prohibit in any material respect the unqualified transfer of Personal Data constituting Business Intellectual Property, in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents, or the consummation of any of the Merger and the other Transactions. No Person (including any Government Authority) has (A) commenced any Action relating to the Company’s or any of its Subsidiaries’ information privacy or data security practices, including with respect to the collection, protection, storage, processing, transfer, administration, review, monitoring, use, disposal or disclosure of Personal Data or compliance with any Privacy Agreement or Privacy Law, or (B) to the Knowledge of the Company, threatened any such Action, or made any complaint or inquiry with respect to the foregoing. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have experienced any loss, damage, or unauthorized access, disclosure, use, or breach of security of any Personal Data in the Company’s or any of its Subsidiaries’ possession, custody, or control, or otherwise held or processed by or on their respective behalves.

(h)          The Company and its Subsidiaries have complied in all material respects with all applicable industry requirements, in each case, pertaining to data security and the collection, protection, storage, processing, transfer, administration, review, monitoring, use, disposal or disclosure of Personal Data and applicable to the Company and its Subsidiaries. The Company and each of its Subsidiaries have security measures and safeguards in place in accordance in all material respects with common industry practice designed to protect the Personal Data it receives from illegal or unauthorized access or use by their personnel or third parties in a manner in violation of any applicable Law or any Privacy Agreement. To the Knowledge of the Company, no Person has gained unauthorized access to any such Personal Data maintained, collected or owned by the Company or any of its Subsidiaries. None of the products or services offered or made available (whether on a stand-alone basis or bundled with other products and services) by or on behalf of Company or any of its Subsidiaries, including any Software included in the Designated IT Systems, constitutes, contains, links to, introduces or incorporates any “spyware” or “adware” or other unauthorized or malicious code, programs or applications.

Section 4.16          Legal Proceedings. Except as set forth on Section 4.16 of the Company Disclosure Schedule, for the past three (3) years, there have been no Actions (a)  pending or, to the Knowledge of the Company, threatened against any Group Company, or (b) brought or threatened by any Group Company, in each case at Law or in equity or before or by any Government Authority. None of such Actions have had, or are reasonably likely to have, a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that would reasonably be expected to serve as a reasonable basis for any such Actions.

Section 4.17          Employee Benefit Plans.

(a)          Section 4.17(a) of the Company Disclosure Schedule lists each (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation, any equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit (other than de minimis perks), vacation, paid time off, holiday pay, disability, sick pay, workers compensation, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, indemnification or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by any Group Company or any of their Affiliates, or to which any Group Company or any of their Affiliates contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of any Group Company or their spouses, beneficiaries or dependents, or with respect to which any Group Company has or may have any Liability, contingent or otherwise (“Benefit Plans”). No Benefit Plan covers employees other than employees of the Group Companies. The Group Companies have delivered or made available to Parent complete and correct copies (including all amendments) of each employee handbook applicable to employees of the Group Companies, and, with respect to each Benefit Plan (as applicable): (i) the plan document (or a written summary of any unwritten Benefit Plan); (ii) the summary plan description; (iii) any trust agreement, insurance contract or other funding agreement; (iv) any administrative services, recordkeeping, investment advisory, investment management or other service agreement; (v) the latest IRS determination letter and the latest IRS opinion or advisory letter, and any pending application for an IRS determination letter and any correspondence with the IRS related thereto; (vi) the last three annual financial statements; (vii) the last three annual reports on Form 5500 (including all schedules, accountant’s reports, and other attachments); and (viii) the last three actuarial valuations or reports.

(b)          Each Benefit Plan is and has been operated and administered, in all material respects, in accordance with its terms, and all applicable Laws. Each Benefit Plan intended to be tax-qualified under Section 401(a) of the Code has a current favorable IRS determination letter (or, in the case of a pre-approved plan, a current IRS opinion or advisory letter on which it can rely) as to its tax-qualified status under the Code and nothing has occurred since the date of such favorable determination (or opinion or advisory) letter which would adversely affect the qualified status of such plan.

(c)          All contributions and premium payments required to have been paid under or with respect to any Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and applicable Law.

(d)          No Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of the Group Companies (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law.

(e)          No Benefit Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA, and no Group Company has any Liability, contingent or otherwise, with respect to any such plan.

(f)           Neither the execution of this Agreement nor the consummation of the Transactions will result in the occurrence of a “reportable event” within the meaning of Section 4043 of ERISA (for which the notice requirement has not been waived by the Pension Benefit Guaranty Corporation) with respect to any plan sponsored, maintained or contributed to by any Person treated as a single employer with any Group Company under Section 414(b), (c) or (m) of the Code or Title IV of ERISA (“ERISA Affiliate”).

(g)          No event has occurred and no condition exists with respect to any Benefit Plan or any other employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any Group Company or any of their Affiliates which could subject any Benefit Plan, any Group Company, Parent or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a material Liability for a breach of fiduciary duty, a “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, a Tax, penalty or fine under Section 502 or 4071 of ERISA or Subtitle D, Chapter 43 of the Code or any other excise Tax, penalty or fine under ERISA or the Code, or which could result in the imposition of a Lien on the assets of any Group Company.

(h)          There are no pending, or to the Knowledge of the Company, threatened, actions, suits, or claims (other than routine claims for benefits in the Ordinary Course) with respect to any Benefit Plan that would reasonably be expected to give rise to a material Liability, and the Company has no Knowledge of any facts that would reasonably be expected to give rise to any such actions, suits, or claims (other than routine claims for benefits in the Ordinary Course). No Benefit Plan is currently under investigation or audit by any Government Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(i)           No event has occurred and no condition exists with respect to any employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any Person who is or was an ERISA Affiliate of any Group Company (other than each Group Company) which could subject any Group Company, Parent or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a Liability, including, without limitation, Liability under Section 412, 430, 4971 or 4980B of the Code or Title IV of ERISA, or which could result in the imposition of a Lien on the assets of any Group Company.

(j)           Except as set forth on Section 4.17(j) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions, will (either alone or in combination with another event): (i) increase the amount of compensation or benefits otherwise payable under any Benefit Plan; (ii) result in the acceleration of the time of payment, exercisability, funding or vesting of any such benefits (except as required under Section 411(d)(3) of the Code); or (iii) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any current or former employee, officer, independent contractor, or director of any Group Company.

(k)          No payment or series of payments that would constitute a “parachute payment” (within the meaning of Section 280G of the Code) has been made or will be made by any Group Company, directly or indirectly, to any current or former employee, officer, independent contractor, or director in connection with the execution of this Agreement or as a result of the consummation of the Transactions.

(l)           Each Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has, in all material respects, been maintained and administered in operational and documentary compliance with Section 409A of the Code and all regulations and other applicable regulatory guidance issued thereunder.

(m)         No Group Company has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any Group Company for any Taxes, interest or penalties incurred in connection with any Benefit Plan (including without limitation any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

(n)          Each Group Company and each Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Company Health Plan”) is, and has since March 23, 2010 been, in all material respects, in compliance with the Patient Protection and Affordable Care Act, P.L. 111-148, and the Health Care and Education Reconciliation Act of 2010, P.L. 111-152, each as amended, and the regulations and other applicable regulatory guidance issued thereunder (collectively, the “Healthcare Reform Laws”). No event has occurred and no condition or circumstance exists that could reasonably be expected to subject any Group Company or any Company Health Plan to penalties, fines or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Healthcare Reform Laws.

(o)          The Indian Subsidiary, in relation to its employees, has complied in all material respects with all employment and labor Laws applicable to it, for payments of salaries, statutory dues / contributions, employee benefits and obtaining registrations, and the Indian Subsidiary has made contributions and payments in material compliance with the following labor laws to the extent applicable: (i) Employee State Insurance Act, 1948, (ii) Employees’ Provident Funds & Miscellaneous Provisions Act, 1952, (iii) Payment of Gratuity Act 1972 and (iv) Payment of Bonus Act, 1965.

Section 4.18          Insurance. Section 4.18 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of all current, material policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by any Group Company and relating to the assets, business, operations, employees, officers and directors of any Group Company (the “Company Insurance Policies”). All Company Insurance Policies are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and all premiums due thereunder have been paid. No Group Company has received written notice or, to the Knowledge of the Company, oral notice of default under any Insurance Policy, nor has any of them received written notice or, to the Knowledge of the Company, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy. As of the Latest Balance Sheet Date, all premiums due and payable with respect the Company Insurance Policies had been paid or accrued on the Latest Balance Sheet.

Section 4.19          Compliance with Laws; Permits.

(a)          Section 4.19(a) of the Company Disclosure Schedule sets forth as of the date hereof a correct and complete list of all the unsatisfied Orders, including all unsatisfied judgments, penalties or awards against or imposing a Liability on any Group Company or any of their respective properties or assets. The Company and each of its Subsidiaries is and, since January 1, 2017, has been, in compliance with, in all material respects, and is not and, since January 1, 2017, has not been, in default in any material respect under or in material violation of, any Laws or Orders to which any Group Company is or has been subject.

(b)          Except as set forth on Section 4.19(b) of the Company Disclosure Schedule, no Actions have been filed and served against any Group Company alleging a material violation of any applicable Laws or Orders, and no Group Company has received written notice of any such material violations.

(c)          All material Permits held by any Group Company on the date of this Agreement are listed on Section 4.19(c) of the Company Disclosure Schedule. Each Group Company has obtained all of the material Permits necessary for such Group Company to conduct its business as currently conducted. All such Permits are valid, in full force and effect and each Group Company is, and to the extent applicable, has been since January 1, 2017, in compliance, in all material respects, with such Permits. No Group Company has received written notice of any violation of any Permit. All material fees and charges with respect to all such Permits have been paid in full.

(d)          The Indian Intercompany Loan complies with applicable Law, including foreign exchange regulations of India.

Section 4.20          Foreign Corrupt Practices Act. Neither any Group Company, nor to the Knowledge of the Company, any of its respective directors, officers, employees or agents while acting on behalf of a Group Company, have made, directly or indirectly, any payment or promise to pay, or any gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to (a) any foreign official (as such term is defined in the U.S. Foreign Corrupt Practices Act (the “FCPA”)) for the purpose of improperly influencing any official act or decision of such foreign official or improperly inducing him or her to use his or her influence to affect any act or decision of a Foreign Government Authority or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a Foreign Government Authority, in the case of both (a) and (b) above in order to assist any Group Company to obtain or retain business for, or direct business to any Group Company. Neither any Group Company, nor to the Knowledge of the Company, any of its respective directors, officers, employees or agents, has made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any such funds in violation of any Anti-Bribery Laws. No Action by or before any Foreign Government Authority involving any Group Company with respect to the FCPA or any other applicable Anti-Bribery Laws is pending or, to the Knowledge of the Company, threatened.

Section 4.21          Anti-Money Laundering. The operations of each Group Company are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, applicable provisions of the USA PATRIOT Act of 2001, the money laundering Laws of all jurisdictions to the extent applicable to each Group Company, or similar rules, regulations or guidelines, issued, administered or enforced by any Government Authority (collectively, the “Anti-Money Laundering Laws”) in each case, to the extent applicable to each Group Company, and, no Action by or before any Government Authority involving any Group Company with respect to Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 4.22          Sanctions. Neither any Group Company nor any Group Company’s, directors, officers, employees or, to the Knowledge of the Company, agents, is a Person that is, or is owned or controlled by, a Person that is (i) the subject of any Sanctions; nor (ii), located, organized or resident in a country or territory that is the subject of comprehensive Sanctions (presently, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria). For the past five (5) years, to the Knowledge of the Company, no Group Company has engaged in, or is now engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of Sanctions to the extent that a U.S. citizen is forbidden to engage in any such dealings or transactions.

Section 4.23          Export Controls. Each Group Company, and to the Knowledge of the Company, its respective Representatives while acting in their capacity as such, have materially complied with all applicable Export Laws, and no Group Company has (A) received written notice from a Government Authority of any actual, alleged or potential violation of any Export Law or (B) been a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Government Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

Section 4.24          Environmental Compliance and Conditions. Except as set forth on Section 4.24 of the Company Disclosure Schedule:

(a)          Each Group Company possesses, and, since January 1, 2017 has possessed, all Permits required under applicable Environmental Laws that are necessary for the operation of such Group Company’s business or the Company Leased Real Property. Real Estate Seller possesses, and, since January 1, 2017 has possessed, all Permits required under applicable Environmental Laws that are necessary for the ownership of the Owned Real Property. Each Group Company and Real Estate Seller are in compliance, in all material respects, with the terms and conditions of such Permits.

(b)          Each Group Company is and, since January 1, 2017, has been in compliance in all material respects with all applicable Environmental Laws. The Real Property is in compliance in all material respects with all applicable Environmental Laws.

(c)          During the applicable Group Company’s possession and during Real Estate Seller’s ownership, or to the Knowledge of the Company, prior to the applicable Group Company’s possession and Real Estate Seller’s ownership, no Hazardous Materials have been discharged, released, stored, treated, generated, disposed of or allowed to escape on, in or under the Real Property that was not in compliance with applicable Environmental Laws at the time.

(d)          To the Knowledge of the Company, there are no underground storage tanks or asbestos-containing materials, at, on or under any Real Property. To the Knowledge of the Company, no underground storage tanks or asbestos-containing materials were previously located at, on or under any Real Property.

(e)          Except as has been resolved, for the past five (5) years, no Group Company nor Real Estate Seller have received any written notice, request for information, proposed Order, claim, or demand from any Government Authority or Person against any Group Company or the Real Estate Seller with respect to (i) the generation, storage, release, or removal of any Hazardous Materials in any way relating to the Real Property or the assets of any Group Company, or (ii) any actual or alleged violation of, or failure to comply with, any Environmental Law.

(f)           Except as required under Environmental Permits, neither any Group Company nor Real Estate Seller, has filed any notice under any Environmental Law reporting a release of a Hazardous Material, or waste containing any Hazardous Material into the environment that is not in compliance with Environmental Laws.

(g)          Except for Material Contracts in the Ordinary Course, neither any Group Company, Real Estate Seller, nor any of their predecessors, have entered into any Contract with any Person relating to Liabilities for any Remedial Action.

(h)          Except for Environmental Permits, no Group Company nor Real Estate Seller have incurred environmental Liability that has not been discharged or satisfied in full as of the Closing Date which are required to be completed by the Closing Date pursuant to any Environmental Law. To the Knowledge of the Company, there are no facts, events or conditions with respect to the past or present operation of any Group Company or the Owned Real Property that would reasonably be expected in any material respect to interfere or prevent continued compliance with, or would reasonably be expected to give rise to a reasonable basis for an Action under, Environmental Laws.

(i)           No Group Company nor Real Estate Seller requires a capital expenditure in excess of $75,000 to achieve compliance with applicable Environmental Laws with respect to the Real Property as of the Closing Date.

(j)           No Group Company has transported, disposed of, or arranged for transport or disposal of any Hazardous Materials that is not in compliance in any material respect with applicable Environmental Laws to any facility or site.

(k)          The Company and Real Estate Seller have made available to Parent true, correct and complete copies of all Environmental Permits possessed as of the date hereof. True, correct and complete copies of such Environmental Permits are listed on Section 4.24(k) of the Company Disclosure Schedule.

(l)           Section 4.24(l) of the Company Disclosure Schedule lists the following documents in any Group Company’s or Real Estate Seller’s possession, true, correct and complete copies of which have been made available by the Company to Parent prior to the date of this Agreement: (i) all written notices, reports, studies, analyses or tests, and any results of monitoring programs pertaining to the release or removal of Hazardous Materials at, in, on or under: (A) the Real Property, or (B) any other site at which the Company is conducting Remedial Action related to Hazardous Materials which have been transported by, or arranged for transportation by, any Group Company or Real Estate Seller or with respect to which the Company is subject to a Claim under Environmental Laws; (ii) all environmental investigation or assessments (Phase I and Phase II type reports) of the Real Property, and (iii) all pending applications for Environmental Permits.

Section 4.25          Insider Transactions. Section 4.25(a) of the Company Disclosure Schedule describes all Contracts between any Group Company, on the one hand, and one or more Insiders, on the other hand, and Section 4.25(b) of the Company Disclosure Schedule describes all Insider Transactions that are currently in effect or have occurred during the past three (3) years, other than cash compensation paid by any Group Company in the Ordinary Course. Except as set forth on Section 4.25(c) of the Company Disclosure Schedule, no current or former Company Member, manager, officer, employee, equityholder, optionholder, warrantholder, other securityholder, independent contractor or other service provider, in each case of any Group Company, owes any amounts to the Company or any of its Subsidiaries.

Section 4.26          Employment and Labor Matters.

(a)          Section 4.26(a) of the Company Disclosure Schedule contains a list of all Persons who are employees of any Group Company (“each a Company Employee”) or independent contractors or consultants of any Group Company as of the date hereof, and sets forth for each such individual the following: (i) name, date of birth and work location; (ii) title or position (including whether full, part time or temporary) and services performed (in the case of independent contractors pursuant to an employee lending, secondment or similar agreement or arrangement); (iii) hire or engagement date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation, including 2020 bonus; (vi) a description of the fringe benefits (other than de minimis perks) provided to each such individual hereof and (vii) immigration status of any Company Employee (including whether such Company Employee is in the United States on a visa). Except as set forth in Section 4.26(a) of the Company Disclosure Schedule, all compensation, including wages, commissions and bonuses payable to all employees, independent contractors or consultants of any Group Company for services performed on or prior to the date hereof have been paid in full or accurately reflected on the Financial Statements. Section 4.26(a) of the Company Disclosure Schedule also lists, as of the date of this Agreement, each Company Employee who is not actively at work for any reason other than vacation and the reason for such absence.

(b)          Except as set forth on Section 4.26(b) of the Company Disclosure Schedule, no Group Company has experienced any strike or material grievance, work stoppage or work slowdown, claim of unfair labor practices, or other collective bargaining dispute within the past four (4) years. None of the Company Employees are or have been represented by a union, works council or other labor organization, and to the Knowledge of the Company, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of any Group Company. Except as set forth on Section 4.26(b) of the Company Disclosure Schedule, no Group Company has received, within the past four (4) years, any written notification of any material grievances, complaints or charges that have been filed against such Group Company under any dispute resolution procedure (including any proceedings under any dispute resolution procedure under any collective bargaining agreement) that have not been dismissed. No collective bargaining agreements or other labor agreements are in effect or are currently being negotiated by any Group Company. No Group Company has received written notice of pending or threatened changes of employment status with respect to (including resignation of) the current senior management or key supervisory personnel of such Group Company.

(c)          Each Group Company is, and has been within the three (3) year period prior to the date hereof, in material compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All individuals characterized and treated by any Group Company as consultants or independent contractors of such Group Company are properly treated as independent contractors under all applicable Laws and such Group Company has properly withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such Persons in accordance with such characterizations. All employees of any Group Company classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Except as set forth in Section 4.26(c) of the Company Disclosure Schedule, there are no, and have not been in the three (3) years prior to the date hereof, Actions against any Group Company pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Government Authority in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor of any Group Company, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment-related matter arising under applicable Laws.

(d)          Each Group Company has completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 (“IRCA”) for its employees, and each Group Company has complied with anti-discrimination provisions, verification of employment eligibility procedures and the document fraud provisions of the IRCA with regard to its employees. No Group Company has engaged in any activity and is not aware of any practice with respect to its employees that is in violation of the IRCA.

(e)          Except as set forth on Section 4.26(e) of the Company Disclosure Schedule and except as has been mandated by Government Authority, as of the date hereof the Group Companies have not had, nor, to the Knowledge of the Company, are there any facts that would give rise to, any workforce changes due to COVID-19 or quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Government Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act (COVID-19 Measures), whether directly or indirectly, including any actual or expected terminations, layoffs, furloughs, shutdowns (whether voluntary or by Order), or any material changes to benefit or compensation programs, nor are any such changes currently contemplated.

(f)           No Group Company has any obligation to inform, consult with and/or obtain any consent or opinion from any applicable works council, union or other employee representative body for purposes of entering into this Agreement and/or consummating the Transactions.

(g)          The Indian Subsidiary has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all obligations imposed on it to the extent applicable by the Payment of Gratuity Act 1972, Employees Provident Fund and Miscellaneous Provisions Act, 1952, Child Labour (Prohibition and Regulation) Act, 1986, the Payment of Bonus Act, 1965, Contract Labour (Regulation and Abolition) Act, 1970, the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act 2013, the relevant shops and establishments acts, the Minimum Wages Act, 1948 and all other relevant statutes, regulations and codes of conduct and practice relevant to the relations between it and its employees and has maintained current adequate and suitable records regarding the service of each of its employees.

(h)          The Indian Subsidiary has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all material respects with all relevant Laws, orders and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of its employees.

(i)           The Indian Subsidiary (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to the employees of the Indian Subsidiary and (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(j)           There are no pending, or to the Knowledge of the Company, threatened or reasonably anticipated, Actions against the Indian Subsidiary by any of its current or former employees in respect of compliance with applicable labour Laws.

Section 4.27         Brokerage. Except for the fees (the “Leerink Fees”) payable to SVB Leerink (which will be treated as a Closing Company Transaction Expense), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Company Members or any Group Company.

Section 4.28         FDA and Regulatory Matters.

(a)          Group Company has obtained all material Permits of the FDA or any other applicable U.S., state or foreign regulatory authority necessary to conduct its business as presently conducted (collectively, the “Regulatory Licenses”), and all of such Regulatory Licenses are in full force and effect. There has not occurred any revocation, termination, withdrawal or suspension of any Regulatory License, and no proceeding is pending or, to the Knowledge of the Company, threatened to revoke, terminate, withdraw, suspend or adversely modify any such Regulatory License. To the Knowledge of the Company, each Group Company has, since January 1, 2017, operated its businesses in a manner that would not reasonably be expected to result in withdrawal of approval of any Regulatory License.

(b)          Except as disclosed on Section 4.28(b) of the Company Disclosure Schedule, each Group Company is, and, to the Knowledge of the Company, has been since January 1, 2017, in material compliance with all provisions of (i) the FDC Act and the implementing regulations promulgated by the FDA that are applicable to such Group Company or any Product relating to the development, testing, manufacturing, holding, marketing, selling, distributing, labeling, promoting, advertising, importing or exporting of pharmaceutical products, including but not limited to (A) requirements for obtaining Regulatory Licenses, including generation and submission to the FDA of truthful and accurate data; (B) manufacture of the Products in compliance in all material respects with the FDC Act and current Good Manufacturing Practices; (C) requirements for establishment registration and product listing; (D) payment of all application, program, facility, and drug master file fees invoiced for the Products; (E) recordkeeping and reporting requirements; and (F) label, labeling, promotion and advertising requirements; and (ii) the Controlled Substances Act and the implementing regulations promulgated by the DEA, including but not limited to requirements regarding registration and licensing of facilities that handle Controlled Substances and ordering, receipt, labeling, packaging, storage, security, recordkeeping, reporting, manufacture, sale and distribution of Controlled Substances.

(c)          Except as set forth on Section 4.28(c) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no Orders or written statements by any Government Authority stating that any Product is defective or unsafe, in violation of any applicable Laws or fails to meet any standards promulgated by any such Government Authority. Parent has been provided with copies of all complaints and notices of alleged defect, nonconformance, adverse reaction or noncompliance with applicable Laws that have been received in writing since January 1, 2017 by any Group Company and that remain unresolved. No Group Company is subject to any pending Claim of which it has received written notice or, to the Knowledge of the Company, threatened investigation, claim, or enforcement action by the FDA, DEA, the DOJ, the HHS-OIG or any comparable foreign Government Authority pursuant to any Laws, including without limitation the FDC Act, the Controlled Substances Act, the False Claims Act, the Anti-Kickback Statute or any equivalent or similar state or foreign Law. Since January 1, 2017, no Group Company has received notice of any pending or threatened claim or investigation by the FDA, the DEA, the DOJ, the HHS-OIG or any comparable foreign Government Authority.

(d)         Except as set forth on Section 4.28(d) of the Company Disclosure Schedule, no Group Company is or has been the subject of any inspection, audit, examination or investigation by a Government Authority, including but not limited to the FDA, the DEA or comparable foreign governmental or regulatory authorities, or has received any notice from the FDA or any other Government Authority, including but not limited to any FDA Form 483, Warning Letter, untitled letter or other similar correspondence or notice, alleging or asserting noncompliance by such Group Company or third party contract manufacturer or provider of bio-analytic testing services with any applicable Laws or Regulatory Licenses with respect to the Products or to the facilities in which the active pharmaceutical ingredients, any intermediates, bulk products or finished Products are manufactured, collected, handled or tested or contesting such Group Company’s business practices or the regulatory status, uses, manufacturing, labeling, commercialization, distribution, or promotion of any of the Products.

(e)         Except as set forth on Section 4.28(e) of the Company Disclosure Schedule, no Group Company has either voluntarily or at the request of any Government Authority, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or any notice or action relating to an alleged lack of safety or efficacy of any Product. To the Knowledge of the Company, there are no facts that would reasonably be expected to cause (i) the recall, market withdrawal or replacement of any Product sold by any Group Company or its distributors, (ii) a material change in labeling of any Product, (iii) a termination or suspension of marketing of any Product or (iv) withdrawal of approval of any Regulatory License.

(f)          All material filings with and material submissions to the FDA or any other comparable Government Authority made by any Group Company, including all ANDAs, with regard to the Products, whether written or electronically delivered, were correct and complete, in each case, in all material respects, as of the date made, and no deficiencies have been asserted by any applicable Government Authority with respect to any such filings, declarations, listing, registrations, reports or submissions, except for (i) additional information that the FDA has requested in connection with the submissions set forth on Section 4.28(f) of the Company Disclosure Schedule, and (ii) similar requests for additional information that the FDA has made in connection with any of such Group Company’s ANDAs, in each case that such Group Company has addressed and resolved.

(g)         No action is pending or threatened in writing to be taken by the FDA with regard to the integrity of data submitted to the FDA either by any Group Company prior to the consummation of the Closing or the Company Members on behalf of any Group Company prior to the consummation of the Closing in each case in support of approval of any products, including without limitation, a requirement to conduct additional studies as a condition to obtaining or maintaining approval, a requirement to withdraw pending ANDAs, issuance of a warning or untitled letter, seizure of products, withdrawal of approval of ANDAs for products, imposition of the FDA Application Integrity Policy, imposition of civil penalties and criminal prosecution.

(h)         All studies, tests and non-clinical and clinical trials conducted by, or on behalf of, any Group Company with respect to the Products are being and have been conducted in material compliance with the protocols and controls pursuant to accepted professional scientific standards and all applicable Laws, including the FDC Act, all regulations promulgated by the FDA relating thereto, including 21 C.F.R. Parts 50, 54, 56, 58 and 312, as amended, and all applicable guidance, including any guidance related to good laboratory practices and good clinical practices. Since January 1, 2017, no Group Company has received any notices, correspondence or other communication from any institutional review board, the FDA or any comparable foreign Government Authority, recommending or requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, such Group Company.

(i)          (i) Neither any Group Company nor any of its officers, employees or, in a capacity on behalf of, and at the direction of, such Group Company, contractors (including clinical trial investigators, contract research organizations and bioanalytical service providers) has committed any act, made any statement or failed to make any statement that would reasonably be expected to (A) provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in FDA’s Compliance Policy Guide Sec. 120.100 (CPG 7150.09) (“FDA Application Integrity Policy”) and any amendments thereto, or (B) violate 18 U.S.C. §§ 371, 1001, 1035, 1341, and 1343; (ii) neither any Group Company nor any of its officers, employees or, in a capacity on behalf of, and at the direction of, such Group Company, contractors (including clinical trial investigators, contract research organizations and bioanalytical service providers) is the subject of any pending or, to the Knowledge of the Company, threatened investigation by the FDA pursuant to the FDA Application Integrity Policy or 18 U.S.C. §§371, 1001, 1035, 1341, and 1343; and (iii) none of the officers, employees, agents or clinical investigators employed by any Group Company has been disqualified or debarred by the FDA for any purpose, or has been charged with or convicted under United States federal Law for conduct relating to the development, approval or otherwise relating to the regulation of any drug product, under the Generic Drug Enforcement Act of 1992 or the FDC Act or have made an untrue statement of a material fact to any Government Authority with respect to Products (whether in any submission to such Government Authority or otherwise), or failed to disclose a material fact required to be disclosed to any Government Authority with respect to the Products.

(j)          (i) Each Group Company is and at all times since January 1, 2017 has been in compliance in all material respects with federal or state criminal or civil Laws relating to healthcare and government contracting and price reporting (including without limitation the federal Anti-Kickback Statute (42 U.S.C. §1320a−7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Civil Monetary Penalties Law (42 U.S.C. §§1320a-7a and 1320a-7b), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104−191), as amended by the Health Information Technology for Economic and Clinical Health Act, the Medicaid rebate law (42 U.S.C. §1396r-8), the Veterans Health Care Act of 1992, the Trade Agreements Act of 1979 (19 U.S.C. §2501 et seq.), the U.S. Physician Payment Sunshine Act (42 U.S.C. §1128G) and any comparable state Laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”), and (ii) there is no civil, criminal, administrative or other action, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the Knowledge of the Company, threatened against any Group Company that is reasonably likely to result in its exclusion from participation in any Program or other third-party payment programs in which such Group Company participates.

Section 4.29         Warranty and Service Liabilities. Except as set forth on Section 4.29 of the Disclosure Schedules, since December 31, 2017, none of the products sold by any Group Company has been the subject of a product recall. Except as set forth on Section 4.29 of the Company Disclosure Schedule, since December 31, 2017, no Group Company has incurred any material expenses relating to claims for warranty obligations, product liability claims, product returns or product services. Except as set forth on Section 4.29 of the Company Disclosure Schedule, to the Knowledge of the Company, there are no threatened claims for warranty obligations, product liability claims, product returns or product services, and the Company has no Knowledge of any information that any such potential threatened claim is reasonably likely to occur.

Section 4.30         Company Confidential Information. Each Group Company has held in confidence, and has not provided (directly or indirectly) for the use or benefit of any Person other than any Group Company, or used for the purpose of any Person other than any Group Company, any Company Confidential Information, except to the extent that such Company Confidential Information (a) is permitted to be shared with a Person pursuant to a confidentiality agreement, or (b) has been compelled to be disclosed by judicial or administrative process or by other requirements of Law.

Section 4.31         Company Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent for inclusion therein).

Section 4.32         Suitability. Neither any Group Company, nor, to the Knowledge of the Company, any of their respective directors and officers, nor any Affiliate of the foregoing (a) has ever been convicted of, plead no contest to or, to Knowledge of the Company, indicted for any felony or any crime involving fraud, misrepresentation, bribery or moral turpitude, (b) is subject to any Order barring, suspending or otherwise limiting the right of such Person to engage in any activity or (c) has ever been denied any Permit affecting the ability of such Person to conduct any activity currently conducted or currently contemplated to be conducted by such Person, nor, to the Knowledge of the Company, is there any basis upon which such Permit may be denied.

Section 4.33         Bank Accounts, Authorized Signatories. Section 4.33 of the Company Disclosure Schedule sets forth the name of each bank in which any Group Company has an account or safe deposit box or standby letter of credit, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto. Section 4.33 of the Company Disclosure Schedule also sets forth the names and titles of all authorized signatories of the Group Companies for each such account or safe deposit box.

Section 4.34        No Additional Representations. WITHOUT LIMITING ANY CLAIM FOR Fraud in the making of a representation or warranty contained in this Article IV OR IN ANY OTHER TRANSACTION document, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN Article IV OR IN ANY OTHER TRANSACTION DOCUMENT, THE COMPANY DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. THE COMPANY EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PARENT, ITS AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF THE BUSINESS OR ITS ASSETS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ITS ASSETS OR BUSINESS, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Article V

REPRESENTATIONS AND WARRANTIES REGARDING PARENT AND MERGER SUB

Except as (i) set forth in the Parent Disclosure Schedule, to the extent permitted in accordance with Section 10.16 or (ii) disclosed in the Parent SEC Documents (excluding risk factors or any forward-looking language), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date of this Agreement and as of the Closing Date (other than the representations and warranties which are as of a specified date, which speak only as of such date), as follows:

Section 5.1          Organization and Corporate Power. Each of Parent and Merger Sub is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as currently conducted and currently contemplated to be conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the actions required to be performed by it hereunder make such qualification or licensing necessary, except in those jurisdictions where failure to be so licensed or qualified, individually or in the aggregate, has not had, and is not reasonably likely to have, a Parent Material Adverse Effect or a material adverse effect on Merger Sub’s ability to perform its obligations hereunder.

Section 5.2          Authorization; Valid and Binding Agreement; No Breach.

(a)         Each of Parent and Merger Sub has the corporate or limited liability company power and authority to enter into this Agreement and the other Transaction Documents to which it is or will be a party, to perform its respective obligations hereunder and thereunder and to consummate the Merger and the other Transactions.

(b)         The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the other Transaction Documents to which it is or will be a party has been duly and validly authorized and approved by all necessary corporate or limited liability action on the part of Parent and Merger Sub and except for (i) the Parent Stockholder Approval and (ii) the filing of the Certificate of Merger, no other corporate or limited liability company proceedings of Parent or Merger Sub are necessary for Parent and Merger Sub to authorize and approve this Agreement and the other Transaction Documents to which Parent or Merger Sub is or will be a party, the performance by Parent and Merger Sub of its respective obligations hereunder and thereunder and the consummation of the Merger and the other Transactions.

(c)         This Agreement and each of the other Transaction Documents to which any of Parent or Merger Sub is or will be a party have been or, when executed and delivered by Parent or Merger Sub, will be duly executed and delivered by Parent or Merger Sub and when so executed and delivered by the parties hereto and thereto (assuming the due authority, execution and delivery by any party thereto other than Parent or Merger Sub), constitutes (or will constitute) a valid and legally binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(d)         Assuming the receipt of all consents and approvals set forth on Section 5.2 of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents to which any of Parent and Merger Sub is or will be a party and the consummation of the Transactions by it do not and will not (after notice or lapse of time or both, or the taking of any action by another Person): (i) conflict with or violate any provision of its certificate of incorporation or bylaws (or certificate of formation or operating agreement), (ii) result in the creation of any material Lien (other than Permitted Liens or Liens imposed in connection with the Debt Financing) upon any of its assets, (iii) require on its part any notice or filing with, or any Permit or other authorization of, or any exemption by, any Government Authority other than actions required under the HSR Act, the Exchange Act and the rules and regulations of NASDAQ (except as relates to the Parent Stockholder Approval), (iv) with such exceptions as, individually or in the aggregate, have not had, and are not reasonably likely to have, a Parent Material Adverse Effect, conflict with, result in a violation or breach of, constitute a default under, result in the acceleration of, give rise to any right to accelerate, terminate, modify or cancel, or require any notice, consent, authorization, approval or waiver under, or result in any other adverse consequence under, any (A) Permit or (B) Contract to which it is a party or by which it is bound or to which any of its assets or properties is subject, or (v) violate or breach the terms of or cause any default under any Law applicable to it or any of its properties, assets or securities.

Section 5.3          Capitalization.

(a)         As of the close of business on March 8, 2021, the authorized capital stock of Parent consisted of (i) 33,333,334 shares of Parent Common Stock, of which 12,429,916 shares were issued, 12,354,398 shares were outstanding and 75,518 shares were held in treasury, (ii) 781,281 shares of Parent Class C Special Stock, of which 10,864 shares were issued and outstanding and none of which were held in treasury and (iii) 1,666,667 shares of Parent Preferred Stock, none of which were issued and outstanding and none of which were held in treasury. In addition, as of the close of business on March 8, 2021, approximately 996,363 shares of Parent Common Stock were subject to outstanding options and approximately 380,569 shares of Parent Common Stock were subject to outstanding restricted stock awards. The foregoing constituted all of the issued and outstanding capital stock of Parent as of the close of business on March 8, 2021. All of the capital stock of Parent has been duly authorized, is validly issued, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. All shares of the capital stock of Parent were issued in compliance with applicable Law. None of the shares of capital stock of Parent was issued in violation of any agreements, arrangements or commitment to which Parent or any equityholder is a party or is subject to or in violation of any preemptive or similar rights granted by Parent or any Person.

(b)         Except for the capital stock of Parent described in Section 5.3(a), as of the close of business on March 8, 2021, there are no securities, options, warrants, rights, calls, subscriptions, agreements, commitments or understandings of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any capital stock or other equity awards of Parent or any securities convertible into, or other rights to acquire, any capital stock or other equity awards of Parent, (ii) obligates Parent to grant, offer or enter into any of the foregoing, or (iii) relates to the voting or control of such capital stock, securities or rights. Except for the capital stock of Parent described in Section 5.3(a), as of the close of business on March 8, 2021, there are no outstanding (i) equity securities or interests or voting debt or equity securities of Parent, (ii) securities convertible or exchangeable into equity securities or interests of Parent, (iii) debt or debt instruments, options or warrants that require Parent to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity securities or interests of Parent or (iv) “phantom stock,” stock appreciation rights or other similar rights with respect to Parent.

Section 5.4          Financial Statements.

(a)         Each of the consolidated financial statements of Parent (including, in each case, any related notes thereto) contained or incorporated by reference in the Parent SEC Documents (collectively, the “Parent SEC Financial Statements”) fairly presents, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent SEC Financial Statements, and was prepared in accordance with GAAP (as in effect on the date of such Parent SEC Financial Statement) as applied on a consistent basis by Parent during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Parent SEC Financial Statements, to normal year-end adjustments (which, individually or in the aggregate, are not material) and the absence of notes.

(b)         Parent has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) with respect to all applicable Parent SEC Documents. Parent maintains a system of internal disclosure controls and procedures over financial reporting as required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act, which such controls and procedures are designed to ensure that all material information concerning Parent and its Subsidiaries is made known on a timely basis to, and recorded, processed, summarized and reported by, the individuals responsible for the preparation of the Parent SEC Documents and to enable Parent’s relevant officers to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such system of internal disclosure controls and procedures is intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the consolidated Subsidiaries of Parent for external purposes in accordance with GAAP, including policies and procedures that provide reasonable assurances (a) that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the Board and (b) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements. To Parent’s knowledge, since January 1, 2020, Parent has disclosed to Parent’s auditors and the audit committee of the Board any fraud or allegation of fraud known to Parent, whether or not material, that involves management or other employees of Parent and the Subsidiaries of Parent who have a significant role in Parent’s internal controls over financial reporting. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” that would be required to be disclosed under Item 303(a) of Regulation S-K promulgated by the SEC. There were no significant deficiencies or material weaknesses (as such terms are defined in Rule 1-02(a)(4) of Regulation S-X) identified in management’s assessment of internal control over financial reporting as of and for the year ended December 31, 2019 (nor has any such deficiency or weakness been identified).

(c)         The management of Parent has: (i) designed disclosure controls and procedures to ensure that material information relating to Parent is made known to the management of Parent by others within the organization; and (ii) disclosed, based on its most recent evaluation, to the Board (A) any significant deficiencies in the design or operation of internal controls which would reasonably be expected to adversely affect the ability of Parent to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves (x) executive management or (y) other employees who have a significant role in the internal controls of Parent. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)         During the past three (3) years, neither Parent nor, to the knowledge of Parent, any Representative of Parent has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of Parent with respect to its financial statements or the internal accounting controls of Parent, including any written or oral complaint, allegation, assertion or claim that Parent has engaged in improper accounting practices. No attorney representing Parent, whether or not employed by Parent, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation Parent or any of its Representatives to the governing bodies of Parent or any committee thereof or to any manager or officer of Parent.

(e)         To the knowledge of Parent, no employee of Parent has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law. Parent has not, and, to the knowledge of Parent, no contractor, subcontractor or agent of Parent has, discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(f)          Parent is not subject to any “off-balance sheet arrangement” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended).

Section 5.5          Absence of Certain Developments. Since September 30, 2020, there has been no development, change, event or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect.

Section 5.6          Debt Financing. Parent has delivered to the Company a true, correct and complete copy of the executed Debt Commitment Letter, attached hereto as Exhibit O. As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified in any manner since Parent provided, on or prior to the date of this Agreement, a fully executed copy of the Debt Commitment Letter. Neither Parent nor any of its Affiliates has entered into any amendment or modification to the Debt Commitment Letter or any agreement, side letter or other arrangement with respect to the Debt Financing contemplated by the Debt Commitment Letter among the parties thereto, in each case, that would add any condition precedent to funding of the Debt Financing or otherwise expand or adversely amend or modify any of the conditions precedent to the receipt of the Debt Financing, reduce the amount of the Debt Financing below an amount necessary (together with the proceeds of the Preferred Stock Issuance) to fund all of the amounts required to be provided by Parent or Merger Sub for the consummation of the Transactions contemplated by this Agreement (including the payment of the Cash Merger Consideration), adversely affect the availability of the Debt Financing or delay or prevent the Closing or make the funding of the Debt Financing less likely to occur. Assuming the satisfaction of the closing conditions set forth in Section 7.1 and Section 7.2 and that the Debt Financing is funded in accordance with the Debt Commitment Letter (including any “market flex” provisions related thereto), the aggregate net proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) when funded in accordance with the terms of the Debt Commitment Letter, together with the proceeds of the Preferred Stock Issuance, will be sufficient to consummate the Transactions contemplated hereby, including the payment of the Estimated Cash Merger Consideration on the Closing Date. As of the date of this Agreement, the commitment contained in the Debt Commitment Letter has not been withdrawn, rescinded or repudiated in any respect and no such withdrawal, rescission or repudiation is contemplated. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and represents a legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth in the Debt Commitment Letter and except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Parent has fully paid (or caused to be fully paid) any and all commitment fees and other amounts that are due and payable by Parent on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter or that would result in the Debt Financing contemplated thereby to be unavailable or materially delayed. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and compliance by the Company with Section 6.8 (other than any failures to comply with Section 6.8 that, individually and in the aggregate, are not material), Parent has no reason to believe that it or any Financing Source will be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by it or that the full amount of the Debt Financing contemplated by the Debt Commitment Letter will not be available on the Closing Date. The only conditions precedent or other contingencies related to the funding of the Debt Financing contemplated by the Debt Commitment Letter on the Closing Date that will be included in the related Debt Financing Documents shall be the conditions set forth in the Debt Commitment Letter as in effect on the date of this Agreement. Notwithstanding anything to the contrary, the Debt Financing is not a condition precedent to the consummation of the transactions contemplated by this Agreement.

Section 5.7          Parent Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent to such portions thereof that relate to statements made or incorporated by reference therein based on information expressly supplied by or on behalf of the Company for inclusion therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder and other applicable Law.

Section 5.8          Acknowledgement. Parent acknowledges and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business of each Group Company, assets, condition, operations and prospects of each Group Company, and Parent has been furnished with or given full access to such information about Group Companies and its business and operations as it has requested. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties of the Company, Key Persons and Company Members expressly set forth in this Agreement or in another Transaction Document, and Parent acknowledges that, other than as set forth in Article III and Article IV of this Agreement or in another Transaction Document, none of the Key Persons, Company Members, the Group Companies, or any of their respective directors, officers, employees, Affiliates, equityholders, members, owners, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Parent or its agents, advisors, representatives, lenders or Affiliates prior to the execution of this Agreement, and (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Group Companies heretofore or hereafter delivered to or made available to Parent or its agents, advisors, representatives, lenders or Affiliates. Notwithstanding anything to the contrary contained in this Agreement, the foregoing shall not limit any claim of Parent or Merger Sub for Fraud.

Section 5.9          NO ADDITIONAL REPRESENTATIONS. WITHOUT LIMITING ANY CLAIM FOR Fraud in the making of a representation or warranty contained in this Article V OR IN ANY OTHER TRANSACTION DOCUMENT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN Article V OR IN ANY OTHER TRANSACTION DOCUMENT, Parent and Merger Sub DO NOT MAKE AND HAve NOT MADE ANY REPRESENTATION OR WARRANTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each of Parent and Merger Sub EXPRESSLY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO the Company, the Key Persons, the Company Members, the Equityholders’ Representative, his, her, its or their AFFILIATES OR THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), INCLUDING AS TO THE CONDITION, VALUE OR QUALITY OF the ASSETS of Parent and its Subsidiaries, AND each of Parent and Merger Sub SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO ASSETS of Parent and its Subsidiaries, ANY PART THEREOF, THE WORKMANSHIP THEREOF, AND THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

Article VI

COVENANTS

Section 6.1          Conduct of Business of the Company Prior to the Closing. During the period commencing on the date of this Agreement and continuing until the Effective Time, except as specifically contemplated by Section 6.1 of the Company Disclosure Schedule or as otherwise expressly permitted or required by Section 6.12 or approved in advance by Parent in writing:

(a)         Ordinary Course. The Company shall, and shall cause each of its Subsidiaries to, conduct their respective businesses only in, and not take any action except in, the Ordinary Course. The Company shall, and shall cause each of its Subsidiaries to, use their respective commercially reasonable efforts to preserve intact the business organization of the Company and its Subsidiaries, to keep available the services of their respective present officers and key employees and the Key Persons and to preserve the goodwill of those having business relationships with the Company and its Subsidiaries.

(b)          Governing Documents. The Company shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to their respective certificate of formation, operating agreement or comparable organizational documents with different names.

(c)          Dividends. The Company shall not declare, set aside, pay or make any dividend or other distribution or payment with respect to any of its Equity Interests, other than (i) tax distributions in the Ordinary Course and consistent with the terms of the Company LLC Agreement and/or (ii) any dividends or distributions of Cash completed prior to Closing (provided, that, in case of both clause (i) and (ii), no dividend or distribution of Cash shall be paid or made if such dividend or distribution would cause the Cash to be less than $3 million immediately after such dividend or distribution). The Company shall not permit any of its Subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, Equity Interests or other property) with respect to any Equity Interests of any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its equity holder(s).

(d)          Changes in Equity Capital. The Company shall not, and shall not permit any of its Subsidiaries to, purchase or redeem any Equity Interests of the Company or any of its Subsidiaries, or adjust, split, combine or reclassify any of the equity capital or any other securities of any of them or make any other changes in any of their capital structures.

(e)          Benefit Plans. The Company shall not, and shall not permit any of its Subsidiaries to, (i) amend, except as required by Law or to preserve tax qualification, any provision of any Benefit Plan, (ii) adopt or enter into any arrangement that would be a Benefit Plan if it had been in effect on the date hereof, except for renewal of health and welfare benefit plans in the Ordinary Course, (iii) terminate any Benefit Plan, (iv) hire, promote or terminate (other than for cause) any manager, officer, employee, director, independent contractor, consultant or any other service provider of the Company or any of its Subsidiaries or (v) increase the compensation or benefits of or grant or pay any benefits to, any manager, officer, employee, director, independent contractor, consultant or any other independent contractor of the Company or any of its Subsidiaries, or take any similar action, except, in the case of this clause (e), (A) to the extent required under the terms of any agreements, trusts, plans, funds or other arrangements existing as of the date of this Agreement and disclosed on Section 6.1(e) of the Company Disclosure Schedule or any Benefit Plan existing as of the date of this Agreement and disclosed on Section 4.17(a) of the Company Disclosure Schedule, (B) to the extent required by applicable Law, (C) to the extent required or contemplated by the terms of this Agreement or (D) for increases in annual base salary of non-executive employees for 2022 in the Ordinary Course, but in no event in excess of three percent (3%) per annum for any employee.

(f)          Issuance of Securities. The Company shall not, and shall not permit any of its Subsidiaries to: (i) grant, issue or sell any Equity Interests of the Company or such Subsidiary of the Company, respectively; or (ii) issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any Contract with respect to the issuance of, any such Equity Interests.

(g)         Indebtedness. The Company shall not, and shall not permit any of its Subsidiaries to: (i) incur or assume any Debt; or (ii) except in the Ordinary Course, make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any of its Subsidiaries); or (iii) enter into any new credit agreements, notes, bonds or indentures (or similar agreements or instruments) or enter into any amendments, modifications or refinancing of any credit agreements, notes, bonds or indentures (or similar agreements or instruments) existing as of the date of this Agreement.

(h)         No Acquisitions. The Company shall not, and shall not permit any of its Subsidiaries to, acquire: (i) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or (ii) any assets, except for purchases of merchandise, inventory or supplies in the Ordinary Course and capital expenditures in compliance with Section 6.1(l).

(i)          No Dispositions. The Company shall not, and shall not permit any of its Subsidiaries to, lease, mortgage or otherwise encumber, or sell, transfer or otherwise dispose of, any of its properties or assets (including Equity Interests of any of the Subsidiaries of the Company), except for (x) property or assets which are obsolete or no longer used in the operation of the business of the Company or its Subsidiaries or (y) sales of inventory in the Ordinary Course.

(j)          Taxes. The Company shall not, and shall not permit any of its Subsidiaries to: (i) make, change or revoke any Tax election, (ii) waive or extend any restriction on any assessment period relating to a material amount of Taxes, (iii) file any amended Tax Returns or take any position on any Tax Return filed on or after the date of this Agreement that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) relating to Taxes, (v) settle or compromise or offer or propose to settle or compromise any Tax Audit, (vi) surrender any right to claim a refund of Taxes, or (vii) adopt, change or revoke any material Tax accounting or reporting method.

(k)         Discharge of Liabilities. The Company shall not, and shall not permit any of its Subsidiaries to: (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise) except in the Ordinary Course or in accordance with their terms as in existence on the date of this Agreement; or (ii) settle any Claim, Action, proceeding or investigation except, with respect to this clause (ii), for the settlement in cash (and without the incurrence of any other obligation on the part of the Company or any of its Subsidiaries) of any claim, action, proceeding or investigation that does not provide for aggregate payments by the Company or any of its Subsidiaries in excess of $10,000 individually or $100,000 in the aggregate or, if such settlement in cash is in the Ordinary Course, in excess of $50,000 individually or $250,000 in the aggregate.

(l)          Capital Expenditures. The Company shall not, and shall not permit any of its Subsidiaries to, make or commit to make any capital expenditures in respect of any capital expenditure project other than (i) any capital expenditures that the Company has approved as of the date of this Agreement that are set forth in the capital expenditure budget provided to Parent prior to the date of this Agreement; (ii) any capital expenditure that is related to operational emergencies, equipment failures or outages and (iii) capital expenditures not in excess of $200,000 individually or $300,000 in the aggregate.

(m)        Material Contracts. Other than (i) Contracts entered into in the Ordinary Course, (ii) Benefit Plans established or entered into as permitted by Section 6.1(e) and (iii) Material Contracts (or Contracts that would have been Material Contracts had they been entered into prior to the date of the Agreement) with customers of the Group Companies, the Company shall not, and shall not permit any of its Subsidiaries to (i) terminate, enter into or make any material amendment to any Company Agreement listed on Section 4.10(a) of the Company Disclosure Schedule or to enter into any Company Agreement involving payments by or to a Group Company in excess of $200,000 on an annual basis or over the term of the Contract that would be required to be listed on Section 4.10(a) of the Company Disclosure Schedule had it been entered into prior to the date of this Agreement or (ii) enter into or make any amendment to any Contracts (other than non-substantive amendments) between any Group Company, on the one hand, and one or more Insiders, on the other hand.

(n)         Insurance. The Company shall use commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, not to permit any Insurance Policy or arrangement naming or providing for the Company or any of its Subsidiaries as a beneficiary or a loss payable payee to be canceled or terminated (unless such policy or arrangement is canceled or terminated in the Ordinary Course and concurrently replaced, to the extent available, with a policy or arrangement with substantially similar coverage) or materially impaired.

(o)         Accounting Methods. The Company shall not, and shall not permit any of its Subsidiaries to, implement or adopt any change in its material accounting principles, practices or methods except to the extent required by GAAP or mandatory Law.

(p)         No Related Actions. The Company shall not, and shall not permit any of its Subsidiaries to, authorize or enter into any agreement, commitment or arrangement to do any of the foregoing.

Section 6.2           Access to Information; Proxy Statement.

(a)         Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice, afford Parent and Merger Sub and their respective Representatives reasonable access, during normal business hours, to the officers, Key Persons, properties, books and records of the Company and its Subsidiaries. Without limitation of the foregoing, the Company shall cause the Representatives of the Company and its Subsidiaries to: (i) furnish such financial and operating data and other information as may be reasonably requested by Parent or Merger Sub from time to time; and (ii) respond to such reasonable inquiries as may be made by Parent or Merger Sub from time to time. Parent and Merger Sub acknowledge and agree that all of the information obtained as a result of the access provided pursuant to this Section 6.2(a) that is “Confidential Information” under the Confidentiality Agreement shall be subject to the Confidentiality Agreement in accordance with the terms thereof.

(b)            Prior to the Effective Time, the Company shall prepare on a monthly basis, and promptly, and in any event within forty-five (45) days following the end of the month in question, provide Parent and Merger Sub with true, correct and complete copies thereof, unaudited consolidated balance sheet as of the end of such month and the related unaudited consolidated statement of operations for such period. The Company shall provide Parent and Merger Sub with prompt written notice of any investigations by Government Authorities that are known to the Company or any of its Subsidiaries, or the institution of litigation, and the Company shall keep Parent and Merger Sub reasonably informed of such events.

(c)            The Company shall promptly, and in any event with forty-five (45) calendar days after the end of the applicable period, deliver to Parent any audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations, members’ (deficit) equity and cash flows of the Company as of and for a year-to-date period ended as of the end of any fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Proxy Statement or any other SEC filing required to be made by Parent.

(d)            As promptly as practicable following the date of this Agreement, and in any event within thirty (30) Business Days following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Proxy Statement, and Parent shall include in the Proxy Statement the recommendation of the Board to Parent’s stockholders to vote in favor of the approval of the Equity Issuances (the “Parent Board Recommendation”). The Company and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and Parent shall consider the comments reasonably proposed by the Company and its counsel with respect thereto. Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement and all required amendments and supplements thereto to comply with the rules and regulations promulgated by the SEC and to be mailed as soon as practicable to Parent stockholders entitled to vote at the Parent Stockholder Meeting.

(e)            The Company shall furnish to Parent all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as in each case may be reasonably requested, necessary or advisable in connection with the Proxy Statement, annual report on Form 10-K, quarterly report on Form 10-Q or current report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent or its Affiliates to any regulatory authority (including the Nasdaq) in connection with the Transactions.

(f)             Each of Parent and the Company shall (A) as promptly as practicable notify the other of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement (including the time when the Proxy Statement becomes clear of SEC comments) and (ii) any request by the SEC for any amendment or supplements to the Proxy Statement or for additional information with respect thereto, (B) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or the Merger and (ii) all Orders of the SEC relating to the Proxy Statement, and (C) provide the other with a reasonable opportunity to incorporate comments into the Proxy Statement.

(g)            Each of Parent and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, at each time at which it is amended and at the time it is disseminated to Parent’s stockholders will, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(h)            Parent shall use reasonable best efforts to, as promptly as practicable, and in compliance with applicable Law (i) establish the record date for, duly call, give notice of, convene and hold the 2021 annual meeting (or a special meeting, as determined by Parent) (including any adjournment or postponement thereof, the “Parent Stockholders Meeting”) of the stockholders of Parent contemplated by the Proxy Statement in accordance with the DGCL, (ii) cause the Proxy Statement, including the Parent Board Recommendation, to be disseminated to Parent’s stockholders and (iii) solicit proxies from the holders of Parent Common Stock to vote in favor of each of the proposals by Parent set forth in the Proxy Statement, as to the approval of the Equity Issuances.  Notwithstanding the foregoing provisions of this Section 6.2(h), if on a date for which the Parent Stockholders Meeting is scheduled Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent stockholder approval for the Equity Issuances, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholders Meeting; provided, however, that in each case, Parent shall not be permitted to postpone or adjourn the Parent Stockholders Meeting as relates to the Equity Issuances to a date after the date that is five (5) Business Days prior to the Termination Date. Unless (A) this Agreement is validly terminated in accordance with Article VIII or (B) Parent shall have determined in its sole discretion that the approval of Parent’s stockholders is not necessary for purposes of the consummation of the Equity Issuances and the transactions contemplated by this Agreement and shall have waived in writing the condition set forth in Section 7.1(c), Parent shall submit the Equity Issuances for approval of Parent’s stockholders at the Parent Stockholders Meeting to be convened and held prior to the Termination Date.

(i)             If at any time prior to the Effective Time any information relating to the Company, Parent, Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which is required to be set forth in an amendment or supplement to the Proxy Statement, so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC.

Section 6.3              Commercially Reasonable Efforts.

(a)           Each of the Company, Parent and Merger Sub shall cooperate with and assist each other, and shall use their commercially reasonable efforts, to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions as soon as practicable, including satisfaction (but not waiver) of the conditions precedent set forth in Article VII, as well as preparing and filing as promptly as practicable all documentation required to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Government Authority, that are necessary, proper or advisable to consummate the Merger and other Transactions in the most expeditious manner practicable, but in any event before the Termination Date, (iii) notify the other party of any communication (whether written or oral) from any Government Authority, providing the other party with copies of all such written communications, without delay, to the extent only that to do so is not legally prohibited and would not entail the disclosure of commercially sensitive information, and keeping the other party regularly and reasonably informed of the progress of any notification or filing and providing such assistance as may reasonably be required in relation thereto, (iv) provide reasonable assistance to the relevant applicant in responding to any request for information from any Government Authority promptly and in any event in accordance with any relevant time limit, (v) consult with, and taking into account the views of the other party as to the mode, content and timing of all material communications (whether made orally or in writing) with any Government Authority, (vi) give the other party a reasonable opportunity to comment on drafts of such material communications and to participate in telephone calls and meetings with any such Government Authority (save to the extent that such Government Authority expressly requests that the other party should not participate in such meetings or telephone calls); and (vii) provide the other party with copies of all filings made by such party with any Government Authority or any other information supplied by such party to a Government Authority in connection with the Transactions (with the exception of the filings submitted under the HSR Act); provided, however the provisions of this Section 6.3(a) shall not apply to any discussions, negotiations, communications or agreements between the Parent and any Government Authority or third party in respect of any license, sale, divestiture or disposals under Section 6.3(b) for which the Parent shall, subject to the requirements of the foregoing, have the sole right to devise and implement strategy and lead all meetings and communications with any Government Authority or third party, and shall keep the Company reasonably updated of the progress of any such discussions, communications and agreements. Each of Parent and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 6.3(a) as “outside-counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. Notwithstanding anything to the contrary, nothing in this Agreement shall require Parent or any of its Affiliates to incur any material out-of-pocket expense other than Parent’s own legal fees and related out-of-pocket expenses or as specifically required by this Agreement, or change any terms to any Contract to which Parent or any of its Affiliates is a party in order to obtain any consent or cause any condition precedent to be satisfied.

(b)          Notwithstanding anything to the contrary contained in this Agreement, except as expressly provided otherwise in Section 6.3(b)(ii), nothing in this Agreement will require or obligate Parent or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Parent contained in this Agreement be breached or deemed breached as a result of the failure of Parent to take any of the following actions):

(i)            agree to or otherwise become subject to any limitations on (A) the right of Parent effectively to control or operate its business (including the business of the Company and its Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time), (B) the right of Parent to directly or indirectly hold the entirety of the membership interests of the Company, or (C) the right of Parent to exercise full rights of ownership of its business (including the business of the Company and the Subsidiaries after the Effective Time) or assets (including the assets of the Company and its Subsidiaries after the Effective Time);

(ii)          agree or be required to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise), license or divest itself of all or any portion of the business, assets or operations of Parent or Merger Sub or any of their Affiliates or Subsidiaries or the business of the Company or any of the Subsidiaries or any of the assets of the Company or the Subsidiaries, other than to the extent that Parent or its Subsidiaries manufacture as of the date of this Agreement any pharmaceutical product that (x) uses substantially similar active ingredients or has substantially similar effects than any pharmaceutical product that is as of the date of this Agreement being manufactured by the Company or its Subsidiaries and (y) generated consolidated net revenues for Parent and its Subsidiaries in 2020 of less than $10 million; or

(iii)        otherwise take any steps to avoid or eliminate any impediment that may be asserted under any Antitrust Law or other Law governing competition, monopolies or restrictive trade practices.

(c)           The Company shall, if reasonably requested by Parent, and shall cause its Subsidiaries to, effect and agree to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), license or divest itself of, or enter into other similar arrangement regarding, all or any portion of the business, assets, products or operations of Company or any of its Subsidiaries, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the consummation of Closing. Without limiting the foregoing, to the extent requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate the Potential Sale Transaction. To the extent reasonably requested by Parent, Company shall, and shall cause its Subsidiaries to:

(i)            enter into confidentiality agreements containing customary terms with any Persons who Parent identifies to the Company as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”);

(ii)          permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers with respect to) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to Parent a confidentiality agreement containing customary terms);

(iii)        comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction; and

(iv)        deliver such notices, make such filings and execute such contracts relating to the Potential Sale Transaction as reasonably requested by Parent and at the Company’s sole expense.

(d)          Each of the Company, the Key Persons, the Principal Members, Parent and Merger Sub shall not, and shall cause its respective Controlled Affiliates not to knowingly take any action in the United States of America, including acquiring or investing in any Person or acquiring, leasing or licensing any assets outside the Ordinary Course, or agreeing to do any of the foregoing, if such party in good faith believes that doing so would make it materially more difficult, or materially increase the time required, to (x) obtain the approval of any Government Authority under the HSR Act, (y) obtain all actions or nonactions, expirations or terminations of waiting periods, authorizations and Orders of Government Authority necessary for the consummation of the Transactions or (z) satisfy the condition set forth in Section 7.1(a); provided, however, that Parent may take any reasonable action to resist or reduce the scope of a Potential Sale Transaction or any agreement, requirement, limitation, license, sale, divestiture or disposal under Section 6.3(b) even if it delays such expiration, so long as the delay is not to a date beyond the Termination Date.

Section 6.4           Acquisition Proposals. From the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, the Company, the Key Persons and the Principal Members shall, and they shall cause their respective Representatives and Affiliates to, negotiate exclusively and in good faith with Parent and Merger Sub with respect to any transaction or series of transactions concerning the sale, transfer or other disposition of Equity Interests of the Company or any of its Subsidiaries or the merger, consolidation, sale of securities or any other similar transaction involving, directly or indirectly, the Company or any of its Subsidiaries, or any substantial portion of the assets of the Company or any of its Subsidiaries; and the Company, the Key Persons and the Principal Members shall not, and shall not permit or authorize any of their respective Representatives or Affiliates to, solicit, initiate or encourage or take any other action to facilitate, any inquiries or proposals by, or engage in or continue any discussions or negotiations with, or furnish any nonpublic information to or enter into any agreement with any Person other than Parent and Merger Sub concerning the sale, transfer or other disposition of Equity Interests of the Company or any of its Subsidiaries or the merger, consolidation, sale of securities or any other transaction or series of transactions involving, directly or indirectly, the sale, transfer or other disposition of the Company or any of its Subsidiaries, or any substantial portion of the assets of the Company or any of its Subsidiaries (each, an “Acquisition Proposal”). The Company, the Key Persons and the Principal Members shall notify Parent and Merger Sub of any Acquisition Proposal promptly after receipt or awareness of the same.

Section 6.5           Restrictive Covenants; Confidentiality.

(a)          During the Term, each Key Person will not, and will cause his Affiliates and Relatives not to, directly or indirectly, engage or participate in, or render services to (whether as owner, operator, member, stockholder, manager, consultant, strategic partner, employee or otherwise) any company, business, product or service engaged in the development, manufacturing, marketing, distribution, sale or license, in each case, in the United States, of (i) any product included in the Novitium Portfolio, (ii) any 505(b)(2) Product or (iii) any Parent Product (a “Competing Business”). For the purposes of the foregoing, no Key Person will be in breach of this Section 6.5(a) solely by reason of (i) his, his Affiliates’ and his Relatives’ ownership, together with that of his, her or its Affiliates, of five (5%) percent or less of a Competing Business’ voting capital stock if (A) such Competing Business is publicly-traded and (B) such Key Person, his Affiliates or Relatives do not control the operation or management of such Competing Business or (ii) engaging in any activity consented to in advance in writing by Parent.

(b)          During the Term, each Key Person and each Company Member will not, and will cause his, her or its Affiliates and Relatives not to, directly or indirectly, solicit for employment, recruit, engage or hire, either as an employee or a consultant, any employee, consultant or independent contractor of Parent or any of its Affiliates, including, without limitation, the business as conducted by the Company and the Subsidiaries (collectively, the “Parent Entities”) who was an employee, consultant or independent contractor of the Company or its Subsidiaries as of the date of this Agreement; provided, that the foregoing restrictions shall not restrict placing general advertisements or listings for employment openings not specifically targeted at such employees, consultants or independent contractors of the Company or its Subsidiaries (“General Advertisement”).

(c)          During the Term, each Key Person will not, and will cause his, her or its Affiliates and Relatives not to, directly or indirectly:

(i)            interfere or attempt to interfere, in any material respect, with any transaction, agreement, prospective agreement, business opportunity or business relationship in which any Parent Entity is involved at any time during the Term; or

(ii)          otherwise engage or participate in any effort or act to induce any person to discontinue a relationship with any Parent Entity; provided, however that notwithstanding the foregoing, nothing in this Section 6.5(c) shall prohibit a Key Person from placing General Advertisements.

(d)           For so long as he, she or it holds any Restricted Shares or is a director, officer or employee of any Parent Entity (but in no event prior to the expiration of the Term), each Key Person and each Company Member will not, and will cause his, her or its Affiliates and Relatives not to, make or cause to be made any statement, comment or other communication, written or otherwise, that would reasonably be expected to constitute disparagement or criticism of, any Parent Entity or any of any of the products or services of any Parent Entity. Notwithstanding the foregoing, nothing in this Section 6.5(c) shall preclude a Key Person or Company Member from (a) making truthful and accurate statements or disclosures that are required or permitted by applicable Laws or legal process, including, but not limited to, responding truthfully to any false or misleading comments made about such Key Person or Company Member; (b) disclosing information about unlawful acts in the workplace, including, but not limited to, sexual harassment; (c) exercising a Key Person’s or Company Member’s rights under the National Labor Relations Act, including but not limited to the right to make good faith reports to government agencies about suspected violations of the law, or (d) providing feedback or performance reviews requested by any Parent Entity or its Affiliates in connection with the Key Person or Company Member’s employment with any Parent Entity.

(e)            For so long as he, she or it holds any Restricted Shares or is a director, officer or employee of any Parent Entity (but in no event prior to the expiration of the Term), each Key Person and each Company Member shall, and shall cause his, her or its Affiliates and Representatives to, keep confidential and not disclose to any other Person or use for the benefit of any other Person any information, technology, know-how, trade secrets, product formulas, industrial designs, franchises, inventions or other industrial and intellectual property in such Key Person’s or Company Member’s possession or control regarding the Parent Entities or their respective businesses (unless and to the extent compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other Laws). The obligations of the Key Persons and Company Members under this Section 6.5(d) shall not apply to information that (i) is obtained from public sources, (ii) is received from a third party not, to the knowledge of the applicable Key Persons or each Company Members, subject to any obligation of confidentiality with respect to such information, (iii) is disclosed after obtaining the prior written consent of Parent or (iv) is or becomes known to the public, other than through a breach of this Agreement.

(f)            At all times, both during and after the Term, each Key Person will not, and will cause his Affiliates and Relatives not to, directly or indirectly, utilize any Parent Confidential Information to develop, manufacture, market, distribute, sell or license, in each case, (i) any product included in the Novitium Portfolio, (ii) any 505(b)(2) Product or (iii) any Parent Product, other than as is required by such Key Person to perform his duties under his Employment Agreement for the benefit of the Company.

(g)            The parties acknowledge and agree that the restrictions contained in Section 6.5 are a reasonable and necessary protection of the immediate interests of Parent and Merger Sub, and any violation of these restrictions would cause substantial injury to Parent and Merger Sub and that Parent and Merger Sub would not have entered into this Agreement without receiving the additional consideration offered by the Key Persons and Company Members in binding themselves to these restrictions. In the event of a breach or a threatened breach by any Key Person or Company Member or any of their Affiliates of these restrictions, Parent and Merger Sub will be entitled to an injunction restraining such Key Person or Company Member or their Affiliates, as applicable, from such breach or threatened breach (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond); provided, however, that the right to injunctive relief will not be construed as prohibiting Parent and Merger Sub from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

Section 6.6             Taxes.

(a)           The Equityholders’ Representative, at the Company Members’ expense, shall prepare or cause to be prepared, and the Surviving Company or the designated Company Member shall file or cause to be filed, all Pass-Through Income Tax Returns for any tax period ending on or prior to the Closing Date that are due to be filed after the Closing Date (the “Pre-Closing Tax Returns”), and Parent will cooperate, at the Company Members’ expense, to the extent reasonably requested by the Equityholders’ Representative, in preparing and filing such Pass-Through Income Tax Returns. Such Tax Returns will be prepared on a basis consistent with the prior practice of the Company or its Subsidiaries as applicable, except to the extent required by applicable Law. No later than thirty (30) days prior to the filing of any such Tax Returns, the Equityholders’ Representative shall provide to Parent drafts of such Tax Returns for review and comment and the Equityholders’ Representative shall consider in good faith any changes reasonably requested by Parent (consistent with the prior sentence). Without limiting the foregoing cooperation provisions, in connection with the Pre-Closing Tax Returns, Parent will (and will cause the Surviving Company to) cooperate with the Equityholders’ Representative to enable the Equityholders’ Representative to utilize the Surviving Company’s existing tax return preparation firm(s) (the “Existing Accounting Firm”). Such cooperation may include providing access to books and records and accounting staff, and delegating authority to the Equityholders’ Representative under the Existing Accounting Firm’s engagement agreement sufficient for the Existing Accounting Firm to take direction from the Equityholders’ Representative, or otherwise ensuring that the Equityholders’ Representative will have access to (and the ability to direct, even if indirectly through the Surviving Company) the Existing Accounting Firm. For the avoidance of doubt, the Surviving Company will be responsible for filing the tax returns.

(b)          Parent shall, at its own expense, prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company and its Subsidiaries for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”). All such Straddle Period Tax Returns shall be prepared and filed on a basis consistent with the prior practice of the Company or its Subsidiaries as applicable, except to the extent required by applicable Law. No later than thirty (30) days prior to the filing of any such income Tax Returns or as promptly as reasonable practicable for any such non-income Tax Returns, Parent shall provide to the Equityholders’ Representative drafts of such Tax Returns for review and comment and Parent shall consider in good faith any changes reasonably requested by the Equityholders’ Representative (consistent with the prior sentence). With respect to any Straddle Period, (i) the amount of any property, ad valorem or other Taxes imposed on a periodic basis (without regard to income or receipts or specific transactions, including the sale or other transfer or assignment of property) of the Company and its Subsidiaries for a Straddle Period that are Pre-Closing Taxes shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period (however, such Taxes attributable to any property of the Company and its Subsidiaries which is disposed of on or prior to the Closing Date shall be treated entirely as Pre-Closing Taxes, and to the extent such Taxes are attributable to any property of the Company and its Subsidiaries acquired, revalued or re-assessed on or after the Closing Date that does not affect the amount of Tax due in the portion of the Straddle Period prior to such acquisition, revaluation or reassessment, the portions of such Taxes that are Pre-Closing Taxes shall be determined without taking into account such acquisition, revaluation or reassessment) and (ii) the amount of Taxes other than those described in clause (i) that are Pre-Closing Taxes shall be determined based on an interim closing of the books as of the close of business on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, will be apportioned between the pre-Closing and post-Closing portions of the Straddle Period on a daily basis. For the avoidance of doubt, all Tax deductions arising in connection with payments made by the Company prior to the Closing or amounts included in the final calculation of the Final Cash Merger Consideration, including Closing Company Transaction Expenses, shall be allocated to the Company in the Pre-Closing Tax Period to the maximum extent permitted under applicable Law.

(c)           Parent and the Surviving Company, on the one hand, and the Equityholders’ Representative, on the other hand, will provide, or cause to be provided, to the other party copies of all correspondence received from any taxing authority by such party or any of its Affiliates in connection with the liability of the Company or its Subsidiaries for Taxes for any period for which such other party is or may be liable. The parties will provide each other with such cooperation and information (including reasonable access to books and records, Tax Returns or Tax filings) as they may reasonably request of each other in preparing or filing any return, amended return or in conducting any Tax Audit or filing a claim for Tax refund. Notwithstanding anything herein to the contrary, Parent and the Surviving Company shall not be required to provide any Person with a copy of any Group Tax Return or any information related thereto, except to the extent such information relates exclusively to the Company or its Subsidiaries.

(d)          In the event that a Parent Indemnified Party receives written notice of any Tax Audit (a “Proceeding Notice”) with respect to any Pass-Through Income Tax Return for a tax period ending on or prior to the Closing (each such Tax Audit, a “Pass-Through Income Tax Proceeding”), Parent shall notify the Equityholders’ Representative in writing thereof no later than the earlier of (i) thirty (30) days after the receipt by a Parent Indemnified Party of the Proceeding Notice, and (ii) 10 days prior to the deadline for responding to the Proceeding Notice (or, if a Parent Indemnified Party did not receive the Proceeding Notice more than 10 days prior to such deadline, as promptly as practicable). Equityholders’ Representative shall have the right, at the Company Members’ sole election and expense, to control any Pass-Through Income Tax Proceeding. With respect to any Pass-Through Income Tax Proceeding: (1) the Equityholders’ Representative will keep Parent reasonably informed concerning the progress of such Pass-Through Income Tax Proceeding and shall consult with Parent in the negotiation and settlement of any Pass-Through Income Tax Proceeding, (2) the Equityholders’ Representative will provide Parent copies of all material written correspondence and other documents relevant to such Pass-Through Income Tax Proceeding, (3) Parent shall have the right to participate, at Parent’s sole expense, in such Pass-Through Income Tax Proceeding that could result in an increase in the amount of Taxes for which a Parent Indemnified Party is not entitled to indemnification from the Company Members pursuant to this Agreement; and (4) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Equityholders’ Representative will not agree to any settlement of any such Pass-Through Income Tax Proceeding that could result in an increase in the amount of Taxes for which a Parent Indemnified Party is not entitled to indemnification from the Company Members pursuant to this Agreement or under the RWI Insurance Policy. With respect to any Pass-Through Income Tax Proceeding, an election shall be made to push out any resulting Tax Liability pursuant to Section 6226 of the Code or any similar provision of state, local or non-U.S. Tax Law. No Group Company shall elect to apply the partnership audit provisions added by the Bipartisan Budget Act of 2015 to any taxable year prior to 2018.

(e)           (i) Fifty percent (50%) of any transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Transactions (including, without limitation, any such Taxes imposed as a result of any deemed sale of the assets of the Company or its Subsidiaries) (collectively, “Transfer Taxes”) other than those described in clause (ii) shall be borne by the Company Members by way of a deduction from the Cash Merger Consideration as Closing Company Transaction Expenses and the other 50% of all Transfer Taxes will be paid by Parent and the Surviving Company and (ii) one hundred percent (100%) of any such Transfer Taxes incurred in connection with the transactions contemplated under the Real Estate Transfer Agreement will be borne by the Company Members by way of a deduction from the Closing Cash Merger Consideration as Closing Company Transaction Expenses. The Person(s) required to do so by applicable Law, at its or their own expense, will cause to be prepared and timely filed (taking into account any applicable extensions) any Tax Returns required be filed in connection with such Taxes, and shall provide Parent, the Equityholders’ Representative and the Surviving Company with evidence of the timely filing of such Tax Returns. Parent, the Company and their Affiliates shall reasonably cooperate in the preparation of any Tax Returns with respect to Transfer Taxes and to avail themselves of any available exemption from, or reduction of, such Transfer Taxes.

(f)           The Parent, the Surviving Company and the Company Members agree, for federal income tax purposes, to treat the Merger in a manner consistent with the holding in Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432. Specifically, the parties agree that such Merger will be treated (i) by the Company Members as a sale of partnership interests to Parent for the Final Cash Merger Consideration, Restricted Shares and Earn-Out Payments, and (ii) by Parent as a purchase of the assets of the Company for the Final Cash Merger Consideration, Restricted Shares and Earn-Out Payments. The Parent, the Surviving Company and the Company Members hereto further agree that the income tax year of the Company shall close on, and the Company’s existence for income tax purposes shall terminate on, the Closing Date. The Parent, the Surviving Company and the Company Members will file all Tax Returns in a manner consistent with this Section 6.6(f) and shall not take any inconsistent position for Tax purposes.

(g)          The Final Cash Merger Consideration, the Restricted Shares and the Earn-Out Payments (including any Liabilities of the Company and adjustments to purchase price required under the Code) shall be allocated among the assets of the Company and its Subsidiary in accordance with the principles of Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or non-U.S. law, as appropriate) and Exhibit L. A draft of such allocation shall be delivered by Parent to the Equityholders’ Representative within one hundred-twenty (120) days after the Closing Date and an updated draft shall be delivered within one hundred-twenty (120) after each payment date for any Earn-Out Payment for the review and comment of the Equityholders’ Representative. Parent shall consider in good faith any changes reasonably requested by the Equityholders’ Representative. The Company Members and Parent shall (i) act in accordance with each such allocation as finally determined pursuant to this Section 6.6(g) in the preparation of all financial statements and the filing of all Tax Returns and in the course of any Tax Audit relating thereto and (ii) take no position and cause their Affiliates to take no position inconsistent with the allocation as finally determined pursuant to this Section 6.6(g) for all Tax purposes, in each case unless otherwise required following a determination within the meaning of Section 1313 of the Code.

(h)          After the Closing, without the prior written consent of the Equityholders’ Representative (such consent not to be unreasonably withheld conditioned or delayed), Parent and its Affiliates shall not and shall not permit the Surviving Company or any of its Subsidiaries to, (i) file or amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period (except as provided in Section 6.6(b) or pursuant to Section 6.6(i)), (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (iii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, or (iv) make or initiate any voluntary disclosure or similar process with a Government Authority regarding any Pre-Closing Tax Period, in each case, if such action would actually result in a material increase in Pre-Closing Taxes that are Pass-Through Taxes or for which a Parent Indemnified Party is entitled to indemnification from the Company Members pursuant to this Agreement.

(i)           After the Closing, the Company Members shall be entitled to all Tax refunds (or credits in lieu thereof that reduces cash Taxes otherwise payable) received by Parent or any of its Affiliates (including the Company and its Subsidiaries) which relate to any Pre-Closing Tax Period, net of any Taxes imposed thereon or reasonable costs and expenses incurred with respect thereto, except to the extent such Tax refunds or credits (i) were taken into account in the final calculation of the Final Cash Merger Consideration or (ii) result from the carryback of any loss, credit or other allowance arising in a Post-Closing Tax Period. Parent will pay over to the Exchange Agent, for further distribution to the Company Members, any such Tax refund or credit promptly after actual receipt of such Tax refund (or, in the case of any credits, promptly upon filing the applicable Tax Return where such credit is used to reduce Taxes otherwise payable). After the Closing, Parent shall, and shall cause the Company to, work in good faith and use their commercially reasonable efforts to diligently prosecute any such Tax refund claims in order to legally maximize and obtain any such Tax refunds or credits. To the extent any Tax refund or credit paid to the Company Members pursuant to this Section 6.6(i) is subsequently disallowed or required to be returned to the applicable Taxing Authority, the Company Members shall repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to Parent promptly after receiving notice of such disallowance. In no event shall the aggregate amount of proceeds paid for the benefit of the Company Members under this Section 6.6(i) exceed $500,000. The preceding sentence is intended to ensure that the Merger is not treated as a contingent payment sale without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder.

Section 6.7            Public Announcements. None of the Key Persons, the Company Members or, prior to the Effective Time, the Company shall (or shall permit any of its Affiliates or Representatives to) issue any press release or otherwise make any public statement with respect to the Merger or any of the other Transactions without the prior written consent of Parent, except as required by applicable Law. Notwithstanding the foregoing, the parties acknowledge and agree that Parent, Merger Sub or, after the Effective Time, the Company will file a current report on Form 8-K under the Exchange Act and otherwise issue press releases or make other public statements with respect to the Merger or any of the other Transactions on a conference call with analysts and other investors or as otherwise required by applicable Law, court process or by obligations pursuant to any listing agreement with NASDAQ, as applicable, but shall, where practicable, use reasonable efforts to consult with the Company (if prior to the Closing) or the Equityholders’ Representative (if after the Closing) prior thereto regarding the timing, scope and content of any such press release or public statement. Notwithstanding the foregoing, following Closing and after the public announcement (if any) of the Merger, the Equityholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Equityholders’ Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

Section 6.8             Debt Financing.

(a)           Parent shall use its reasonable efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary or advisable to obtain the Debt Financing contemplated by the Debt Commitment Letter on the terms and subject to the conditions described in the Debt Commitment Letter, including to (i) maintain in effect the Debt Commitment Letter (including any definitive agreements entered into in connection therewith) until the earliest of the consummation of the Transactions, the termination of this Agreement or the time at which any Alternative Financing is obtained, (ii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions in the Debt Financing Agreements (as defined below) and in the Debt Commitment Letter applicable to Parent and Merger Sub (and that are within their control) to obtaining the Debt Financing contemplated thereby, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on terms and conditions contained in the Debt Commitment Letter (as modified, to the extent exercised, by the flex provisions applicable thereto) or otherwise consistent in all material respects with the Debt Commitment Letter and on other terms that would not (A) add any condition precedent to funding of the Debt Financing, or otherwise expand or adversely amend or modify any of the conditions precedent to the receipt of the Debt Financing, or (B) reduce the amount of the Debt Financing below an amount necessary (together with the proceeds of the Preferred Stock Issuance) to fund all of the amounts required to be provided by Parent or Merger Sub for the consummation of the Transactions contemplated by this Agreement (including the payment of the Cash Merger Consideration) (such definitive agreements, together with the Debt Commitment Letter, the “Debt Financing Agreements”), and (iv) consummate the Debt Financing at or prior to the Closing, taking into account the anticipated timing of the Marketing Period (which efforts shall include making demand upon the Financing Sources to consummate the Debt Financing to the extent the conditions thereto have been satisfied (other than those which are dependent upon, or are to occur simultaneously with, the funding of the Debt Financing)), in each case, subject to the Company’s compliance with its obligations under Section 6.8(c) (other than any failures to comply with Section 6.8(c) that, individually and in the aggregate, are not material) (together with the proceeds of the Preferred Stock Issuance). Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing to the extent reasonably requested by the Company for purposes of monitoring the progress of the activities relating to the Debt Financing to the extent not prohibited by the confidentiality provisions contained in the Debt Financing Agreements. Without limiting the generality of the foregoing, Parent will promptly notify the Company (A) if Parent becomes aware of any material breach or material default by any party to any of the Debt Financing Agreements, (B) of the receipt of any written notice or other written communication from any Financing Source with respect to (x) any material breach, default, termination or repudiation under or in respect of any Debt Financing Agreement by any party thereto or (y) any material dispute or material disagreement between or among any parties to any of the Debt Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing necessary to fund the Transactions and (C) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to fund the amounts required to be provided by Parent or Merger Sub for the consummation of the Transactions.

(b)          If any portion of the Debt Financing necessary to fund the amounts required to be provided by Parent or Merger Sub for the consummation of the Transactions contemplated by this Agreement becomes, or is reasonably likely to become, unavailable on the terms and conditions contemplated by the applicable Debt Financing Agreements (giving effect to, to the extent exercised, the flex provisions applicable thereto) or for any reason any of the Debt Financing Agreements, after execution and delivery thereof by all parties thereto, shall be withdrawn, repudiated, terminated or rescinded, Parent will use its reasonable efforts to arrange and obtain in replacement thereof, as promptly as reasonably practicable following the occurrence of such event (and in any event no later than the Closing), alternative debt financing from alternative debt sources (such alternative financing, the “Alternative Financing”) (i) in an amount sufficient to consummate the Transactions, (ii) the availability of which shall not be subject to additional or expanded conditions as compared to those set forth in the Debt Commitment Letter, (iii) which would not prevent or materially delay and would not reasonably be expected to prevent or materially delay the consummation of the Debt Financing or the Transactions and (iv) otherwise on terms and conditions that, taken as a whole, are not materially less favorable to Parent, Merger Sub and the Company than the terms and conditions of the Debt Commitment Letter. Parent shall deliver to the Company true, correct and complete copies of all commitment letters or other similar arrangements (including fee letters redacted only for fee, “market flex” and certain economic terms in a manner customary for transactions of this type) related to any Alternative Financing. For purposes of this Agreement, (A) the term “Debt Financing” as used in this Agreement will be deemed to include any such Alternative Financing, (y) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing and (z) the term “Debt Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(c)          On and prior to the Closing Date, the Company shall use reasonable efforts, and shall cause its Subsidiaries and their respective officers, employees, advisors and other Representatives to use their reasonable efforts, to provide such cooperation in connection with the arrangement of, and satisfaction of the conditions to, the Debt Financing as is reasonably requested by Parent. Such cooperation shall include the following, each of which shall be at Parent’s written request with reasonable prior notice:

(i)            participation by the senior management team (with appropriate seniority and expertise) of the Company and its Subsidiaries in the marketing activities undertaken in connection with the marketing of the Debt Financing, including (A) assistance in preparation of customary marketing materials and due diligence sessions related thereto, (B) preparation for and participation in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows, conference calls, lender meetings and other customary syndication activities with prospective lenders and debt investors, in each case, at reasonable times and upon reasonable notice and (C) delivery of customary authorization and representation letters (including customary representations (solely with respect to the Company and its Subsidiaries) with respect to the absence of material non-public information in the public-side version of documents distributed to potential lenders and the absence of material misstatements);

(ii)            reasonable assistance with obtaining ratings from one or more rating agencies (including corporate ratings and ratings for the Debt Financing), including participation by senior management of the Company and its Subsidiaries in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)           (A) furnishing due diligence materials, financial and other pertinent information relating to the Company and its Subsidiaries and its and their respective businesses (including information to be used in the preparation of rating agency presentations, an information package, bank confidential information memoranda, offering documents, prospectus, offering memoranda and similar customary documents regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries reasonably required in connection with the Debt Financing) to Parent, Merger Sub and the Financing Sources, in each case that is customary for purposes of the syndication and consummation of the Debt Financing to the extent reasonably requested by Parent to assist in the preparation of customary prospectus, offering or information documents to be used in connection with the Debt Financing (including in connection with the syndication of a credit facility) and that is reasonably available to the Company and (B) reviewing and commenting on Parent’s draft of a business description (solely as it relates to the Company and its Subsidiaries) to be included in offering documents and other marketing materials;

(iv)          providing as promptly as reasonably practicable (and in any event, no less than four (4) Business Days prior to the Closing Date) such other documentation and other information reasonably requested by the Financing Sources at least nine (9) Business Days prior to the Closing Date under applicable “know-your-customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act), including, without limitation, if applicable, a certification regarding beneficial ownership as required by 31 C.F.R. § 1010.230 relating to the Company or any of its Subsidiaries;

(v)          cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any Liens on, collateral (including using reasonable efforts to, at the Closing and subject to the occurrence of the Effective Time, deliver original copies of all certificated securities and instruments (with transfer powers executed in blank) required to be provided as collateral under the Debt Commitment Letter), as may be reasonably requested by Parent and the Financing Sources;

(vi)          executing and delivering, subject to the occurrence of the Effective Time, financing agreements and such pledge and security and related documents and certificates as may be reasonably requested by Parent or the Financing Sources;

(vii)         establishing bank and other accounts, subject to the occurrence of the Effective Time, and blocked account agreements and lock-box arrangements to the extent necessary in connection with the Debt Financing;

(viii)        furnishing Parent and the Financing Sources as promptly as reasonably practicable with such other financial and other information regarding the Company and its Subsidiaries as Parent and the Financing Sources may reasonably request and that is reasonably available to the Company;

(ix)          executing and delivering any certificates as may be reasonably requested by Parent (other than as to solvency matters) with respect to certain financial information in the offering documents not otherwise covered by “comfort” letters described above so long as such certificate does not relate to (A) any financial information concerning the Company and its Subsidiaries that the Company and its Subsidiaries do not maintain in the Ordinary Course or (B) any other information not reasonably available to the Company under its current reporting systems;

(x)            taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing, and to permit the proceeds thereof to be made available on the Closing Date to consummate the Transactions;

(xi)           reasonable assistance of the senior management of the Company and its Subsidiaries in complying with relevant publicity guidelines with respect to any Debt Financing, including refraining from public comment in respect thereof without the prior consent of Parent, except as may be required by applicable Law;

(xii)          requesting that its independent auditors assist and cooperate with the Debt Financing, including by providing the Specified Auditor Assistance;

(xiii)         delivering to Parent and its Financing Sources the information with respect to the business, operations and financial condition of the Company and its Subsidiaries that is expressly required to be provided by the Debt Commitment Letter (including, without limitation, the Required Information); and

(xiv)         causing the Required Information, when delivered by the Company to Parent and its Financing Sources, not to contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were made.

provided, however, that, notwithstanding the foregoing, (A) no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than (x) the certificates to provide comfort referred to in clause (x) above and (y) the authorization and representation letters referred to in clause (i) above and “know-your-customer” and beneficial ownership information referred to in clause (iv) above) shall be effective until the Effective Time, (B) none of the Company or any of its Subsidiaries shall be required to execute or take any action under any such certificate, document or instrument (other than (x) the certificates to provide comfort referred to in clause (x) above and (y) the authorization and representation letters referred to in clause (i) above and “know-your-customer” and beneficial ownership information referred to in clause (iv) above) that is not contingent upon the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Effective Time, (C) the Company and its Subsidiaries and their respective directors, officers and employees shall not be required to pass any resolution or consent to approve or authorize the Debt Financing that would be effective prior to the Effective Time or take any action that would cause any such director, officer or employee to incur or be exposed to any actual or potential personal liability, (D) the Company and its Subsidiaries shall not be required to take any action that (1) conflicts with any Law or the organizational documents of the Company or any of its Subsidiaries existing on the date hereof, or that conflicts with or would result in a breach of or a default under any Material Contract existing on the date hereof, (2) would require the Company or any of its Subsidiaries to disclose information subject to any attorney-client privilege (provided, however, that the Company shall use its reasonable efforts to allow for such access or disclosure to the extent that does not result in a loss of any such attorney-client privilege), (3) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (4) would require the Company or any of its Subsidiaries to bear any out-of-pocket third party cost or expense or pay any fee prior to the Closing (except to the extent Parent will reimburse such cost, expense or fee, other than as provided in the proviso to subsection (f) below), and (E) the Company and its Subsidiaries shall not be required to deliver any legal opinion or negative assurance letter. Nothing in this Section 6.8 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to any of the Debt Financing.

(d)           At the request of Parent, the Company shall review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Government Authority); provided, that the Company shall communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances. Except as expressly contemplated in subsection (c) above, the Company shall not be required to agree to any contractual obligation relating to the Debt Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company and its affiliates upon the termination of this Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in connection with the Debt Financing in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect in any material respect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e)           Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs, losses and expenses suffered or incurred by the Company, its Subsidiaries and their respective officers, directors, agents and employees in connection with the Debt Financing or any assistance or activities provided in connection therewith (other than with respect to any historical information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); provided, however, that the foregoing shall not apply to the extent that such liabilities, costs, losses or expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of the Company, any of its Subsidiaries or any of their respective directors, officers, employees, agents or other Representatives.

(f)          Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket third party costs and expenses incurred by the Company, its Subsidiaries and their respective officers, directors, agents and employees in connection with the cooperation contemplated by this Section 6.8; provided, that Parent shall not be required to reimburse the Company, any of its Subsidiaries or any of their respective officers, directors, agents or employees for any costs and expenses incurred with respect to the Financial Statements or with respect to other financial statements, financial information or other materials (i) prepared prior to the date hereof that may be used in connection with the Debt Financing (it being understood that this clause (i) shall not exclude the reasonable and documented fees and expenses of the Company’s auditors, accountants and counsel in providing the assistance or comfort required by this Section 6.8) and (ii) prepared after the date hereof in connection with the Proxy Statement or the applicable requirements of the Exchange Act (it being understood that this clause (ii) shall not exclude the reasonable and documented fees and expenses of the Company’s auditors, accountants and counsel in providing the assistance or comfort required by this Section 6.8).

(g)           Subject to the Parent Stockholder Approval, Parent will use its commercially reasonable efforts to cause the Preferred Stock Issuance to be consummated no later than substantially simultaneous with the consummation of the Closing.

Section 6.9            Board Representation. For such time as the Principal Members continue to collectively own at least (i) fifty percent (50%) of the Restricted Shares issued to the Principal Members pursuant to the Merger, and (ii) six and 6/10 percent (6.6%) of the issued and outstanding shares of Parent Common Stock (in the case of clauses (i) and (ii), whether or not remaining subject to Transfer Restrictions under Section 1.11, and subject to adjustment with respect to any share split, share combination or similar transaction) (the “Director Threshold”), the Principal Members shall have the right to nominate one Eligible Person as director to the Board. As promptly as practicable after such nomination, Parent shall increase the size of the Board by one seat and shall cause such newly created vacancy be filled with the Eligible Person nominated by the Principal Members in accordance with this Section 6.9. With respect to any subsequent general meeting of Parent’s stockholders, Parent shall take all necessary action to recommend to Parent’s stockholders the election of the nominated Eligible Person as a director, subject to the Director Threshold continuing to be met. If a Key Person becomes a Bad Leaver, such Key Person, if then serving on the Board, shall promptly resign from the Board upon the Board’s request; provided, that the right of the Principal Members to nominate an Eligible Person to the Board shall not otherwise be affected by a Key Person becoming a Bad Leaver. If such Eligible Person ceases to serve as a member of the Board during his or her term of office, the Principal Members shall have the right to nominate another Eligible Person to fill the resulting vacancy on the Board, subject to the Director Threshold continuing to be met, in which case Parent shall cause such resulting vacancy be filled with the Eligible Person nominated by the Principal Members in accordance with this Section 6.9. From such time as the Director Threshold is no longer met, the Principal Members shall, and shall cause their Affiliates to, upon the Company’s request, be required to take such action as is necessary to promptly remove such Eligible Person from the Board, whereupon the size of the Board shall automatically be reduced accordingly.

Section 6.10           Employee Matters.

(a)            For the period commencing as of the Closing Date and ending on the first anniversary of the Closing Date, Parent shall, or shall cause one of its Controlled Affiliates to, provide each employee of the Company or any of its Subsidiaries who continues their employment with Parent or one its Controlled Affiliates immediately following the Closing (the “Continuing Employees”) (i) the base salary that is no less favorable than the lesser of the base salary provided to the Continuing Employee immediately prior to the Closing or the base salary provided to similarly situated employees of Parent and its Controlled Affiliates (other than the Group Companies) immediately prior to the Closing and (ii) all other employee benefits (excluding equity, equity-based and change in control benefits) that are, in the aggregate, no less favorable than the lesser of the employee benefits (excluding equity, equity-based and change in control benefits) provided to the Continuing Employee immediately prior to the Closing or the employee benefits (excluding equity, equity-based and change in control benefits) provided to similarly situated employees of Parent and its Controlled Affiliates (other than the Group Companies) immediately prior to the Closing. Parent shall (or shall cause its Controlled Affiliates to) use commercially reasonable efforts to recognize the prior service with the Company and its Subsidiaries of each of the Continuing Employees for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including, but not limited to, for purposes of vacation, sick and paid time-off accrual and severance benefits). Parent shall (or cause its Controlled Affiliates to) use commercially reasonable efforts to waive all limitations as to pre-existing conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Closing. Parent shall (or shall cause its Controlled Affiliates to) use commercially reasonable efforts to also provide such Continuing Employees and their eligible dependents with credit for any co-payments, deductibles and offsets (or similar payments) made under the Benefit Plans for the year in which the Closing occurs under Parent’s (or one of its Controlled Affiliates’) medical, dental and vision plans for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under such employee benefit plans in the year in which the Closing occurs. Notwithstanding anything herein to the contrary, this Section 6.10 shall not operate to (i) duplicate any benefit provided to any such Continuing Employee or to fund any such benefit, (ii) require Parent, the Company or any of their respective Subsidiaries and Affiliates to continue to maintain any employee benefit plan in effect following the Closing for the employees of Parent, the Company or any of their respective Subsidiaries and Affiliates, including such Continuing Employees, or (iii) be construed to mean the employment of such Continuing Employees is not terminable by Parent, the Company or any of their respective Subsidiaries and Affiliates at any time, for any reason and without notice.

(b)           If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall (or shall cause its Subsidiaries) to take all actions reasonably necessary or appropriate to terminate, effective no later than the day immediately prior to the Closing Date (the “Plan Termination Date”) any Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company or any of its Subsidiaries is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Plan Termination Date written evidence of the adoption by the Company’s, or the applicable Subsidiary’s, board of directors (or comparable governing body) of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior reasonable review of Parent).

Section 6.11          Termination of Certain Contracts. The Company shall, and shall cause its Subsidiaries to, terminate (A) the Facility Lease Agreement and (B) all other Contracts listed on Schedule 1.4(b)(iv), in each case, effective prior to the consummation of the Closing and with a full release of any further liability or obligation to the Company or any of its Subsidiaries.

Section 6.12           Real Estate Acquisition. Prior to the Effective Time, the Company shall form a limited liability company as a wholly-owned subsidiary of the Company (such limited liability company, “Real Estate Buyer”). Prior to the Effective Time, but substantially concurrently with the Effective Time, the Company, at its sole cost and expense, shall cause Real Estate Buyer to enter into the Real Estate Transfer Agreement with SCV Real Estate LLC, a Delaware limited liability company (“Real Estate Seller”), in respect of the Facility and consummate the transfer of the Facility from Real Estate Seller to Real Estate Buyer, in conformance with all provisions of the Real Estate Transfer Agreement and Section 4.8(c). The certificate of formation and operating agreement of Real Estate Buyer as well as the deed and transfer documentation shall be in form and substance reasonably acceptable to Parent. The Company shall further cause Real Estate Buyer to obtain a title insurance policy pro forma of an American Land Title Association owner’s title policy by a reputable title insurance company qualified to do business in New Jersey, the form of such pro forma policy approved by the parties is attached hereto as Exhibit P (the “Proforma Policy”), to insure the Real Estate Buyer as the fee simple owner of the Facility upon the closing of the transfer of the Facility in accordance with the Real Estate Transfer Agreement and recordation of the deed, in an amount of no less than $3.5 million and on such other terms and conditions as are reasonably acceptable to Parent (the “Title Insurance Policy”). The Key Persons shall cause the Real Estate Seller to provide such cooperation as is reasonably required for Real Estate Buyer to obtain the Title Insurance Policy. To the extent any Transaction Expenses incurred by the Company or Real Estate Buyer in connection with the transactions contemplated under this paragraph are unpaid at Closing, they shall be borne by the Company Members as Closing Company Transaction Expenses.

Section 6.13          Standstill. The Key Persons and Principal Members shall not, and shall cause their respective Affiliates and their and their Affiliates’ Representatives not to, until the third anniversary of the Closing Date (such period, the “Standstill Period”), directly or indirectly, without the prior written consent of Parent, except (i) for purposes of the Merger or (ii) with respect to clauses (a), (b) and (g), in connection with the service of an Eligible Person on the Board or of a Key Person as an officer of Parent and/or its Subsidiaries, act alone or in concert or conscious parallelism with others, or cooperate with others, to:

(a)            control or seek to control, or influence or seek to influence, Parent or any of its Subsidiaries, the Board or management of Parent or any of its Subsidiaries or the policies of Parent or any of its Subsidiaries;

(b)           make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of Parent or any of its Subsidiaries;

(c)            form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Parent or any of its Subsidiaries;

(d)           except in connection with the enforcement by way of court proceedings of his rights under this Agreement, any agreement contemplated thereby and any other agreement between such Key Person or Principal Member, on the one hand, and Parent or a Subsidiary thereof, on the other hand, make any public statement that is critical of Parent or any of its Subsidiaries, the Board or management of Parent or any of its Subsidiaries or the policies of Parent or any of its Subsidiaries;

(e)           enter into or seek or propose to effect or facilitate any purchase or sale of securities (other than the Restricted Shares, subject to Transfer Restrictions under Section 1.11) or assets of Parent or any of its Subsidiaries, any warrant or option to purchase such securities or assets, any security convertible into any such securities, any derivative or hedging transaction involving securities of Parent or any of its Subsidiaries, or any other right to acquire such securities or assets (other than option grants or other equity grants approved by the Board of Parent and purchases of products or services in the Ordinary Course);

(f)            enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving Parent or any of its Subsidiaries (other than the Merger);

(g)           call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the Board or stockholders of Parent or any of its Subsidiaries;

(h)           disclose any intention, plan or arrangement prohibited by, or inconsistent with, any of the foregoing;

(i)            advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with any of the foregoing; or

(j)            have any discussions or communications with, enter into any arrangements, understandings or agreements (whether written or oral) with, advise, finance, assist or encourage, act in concert or conscious parallelism with, or cooperate with, any other person in connection with any of the foregoing, or make any investment in, enter into any arrangement or understanding with, or form a “group” with or otherwise act in concert or conscious parallelism with, or cooperate with, any other person that engages, or offers or proposes to engage, in any of the foregoing.

Each Key Person and each Principal Member also shall not, and shall cause their respective Affiliates and their and their Affiliates’ Representatives not to, during the Standstill Period, directly or indirectly, without the prior written consent of Parent, (x) make any request directly or indirectly, to amend or waive any of their obligations under this Section 6.13, or (y) take any action that might require Parent to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described under this Section 6.13.

Notwithstanding anything to the contrary set forth herein, (i) upon the occurrence of a Significant Event, the restrictions set forth in this Section 6.13 (other than the restrictions in clause (d) hereof) will immediately terminate and be of no further force or effect; provided that, in the event that (A) the transaction relating to such Significant Event shall not have been consummated and (x) the definitive agreement relating thereto shall have expired or been terminated or (y) there is a public announcement of the withdrawal or abandonment of the intention to pursue such Significant Event by the Person pursuing such transaction and (B) prior to such time, the Key Persons or Principal Members shall not have taken any of the actions contemplated by this Section 6.13, the restrictions set forth in this Section 6.13 shall be reinstated and shall continue to apply in full force and effect on the terms set forth herein; (ii) the Key Persons and Principal Members shall not be precluded from making any confidential offers or proposals to the Board in a manner reasonably believed not to require Parent to make a public announcement of such offer or proposal; provided that the Key Persons and Principal Members shall not, and shall cause their respective Affiliates not to, publicly disclose any such offers or proposals; and (iii) the Key Persons, Principal Members and their respective Affiliates shall not be precluded from owning or acquiring interests in mutual funds or similar entities that own capital stock of Parent.

Section 6.14           Investor Questionnaire. The Company and the Principal Members shall use their reasonable best efforts to cause each Company Member to promptly and accurately complete a customary investor questionnaire for private offerings of securities (the “Questionnaire”) certifying among other things that the Company Member is either an Accredited Investor and/or has, either alone or with his or her purchaser representative or representatives, such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of owning the Restricted Shares and to deliver the same to Parent prior to the Closing.

Section 6.15           Company Consent Solicitation. In connection with the Company’s solicitation of the Company Members to enter into the Support Agreement pursuant to which such Company Members shall agree, among other things, to vote all of their Company Interests in favor of the approval of this Agreement and to become a party to this Agreement by way of joinder, the Company and the Principal Members shall take all reasonable action necessary or advisable to secure such consent of Company Members in favor of approval of this Agreement and shall not take any action that could be expected to prevent the consent of Company Members in favor of such approval. Without limiting the generality of the foregoing, the Company and the Principal Members shall cause the Proxy Statement and most recent Form 10-K of Parent to be delivered to each Company Member in such solicitation and shall use their reasonable best efforts to cause each of the Company Members to (a) appoint promptly one of the Principal Members as its “Purchaser Representative” (as that term is defined in Rule 501 under the Securities Act), and (b) execute and deliver to Parent the an accurately completed Questionnaire. The Company, the Principal Members and Parent shall cooperate in connection with such solicitation, including providing all information reasonably requested by the other parties.

Section 6.16           Non-accredited Company Members. Prior to the Effective Time, neither the Company nor the Principal Members shall consent to, or take any action that would cause or permit, any Company Members to Transfer their outstanding Company Interests to any Person such that the number of Company Members who are not Accredited Investors would increase to more than thirty-five (35), including by way of permitting any Transfers by existing Company Members or issuing any direct or derivative Company Interests to persons who are not existing Company Members.

Section 6.17            Registration Rights. From and after the Closing, the Company Members shall have the rights, and Parent shall have the obligations, set forth in the Registration Rights Schedule, in each case on the terms and to the extent set forth therein.

Article VII

CONDITIONS PRECEDENT

Section 7.1            Conditions to the Obligation of All Parties. The obligations of all parties to this Agreement required to be performed by them at the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived in whole or in part by the parties as provided herein (except as otherwise required by applicable Law):

(a)            HSR. All filings required to be made under the HSR Act in connection with the Transactions shall have been made, and all applicable waiting periods with respect to each such filing, including any extensions thereof, shall have expired or been terminated.

(b)          No Injunction. (i) No court of competent jurisdiction or other Government Authority shall have issued or threatened to issue an Order (including an injunction, whether preliminary or permanent) or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the Merger or any of the other Transactions and (ii) no action shall have been taken, and no statute, rule, regulation or order shall have been promulgated or enacted, by any Government Authority, which would prevent or make illegal the consummation of the Merger or any of the other Transactions.

(c)            Parent Stockholder Approval. The Equity Issuances shall have been approved by the holders of Parent Common Stock at the Parent Stockholders Meeting (the “Parent Stockholder Approval”).

(d)           ISRA Requirement. The Company and the Real Estate Seller have met the requirements under ISRA for the transfer of the Facility pursuant to the Real Estate Transfer Agreement and the consummation of the Merger.

Section 7.2            Conditions to the Obligation of Parent and Merger Sub. The obligations of Parent and Merger Sub required to be performed by them at the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived in whole or in part by Parent and Merger Sub as provided herein except as otherwise required by applicable Law:

(a)            Representations and Warranties Regarding the Company.

(i)             Each of the Company Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies with respect to the third sentence of Section 4.1 (Organization and Good Standing), Section 4.2(b) (Subsidiaries) insofar as it relates to foreign qualification and Section 4.4(d) (Capitalization) insofar as it relates to any Company Member becoming a resident of India between the date of this Agreement and the Closing Date), in each case as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(ii)            Each of the other representations and warranties contained in Articles III and IV shall be true and correct as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where all failures of such representations and warranties to be so true and correct (in each case, other than with respect to Section 4.6(ii) (Undisclosed Liabilities), the first sentence of Section 4.7 (Absence of Certain Changes), or the word “material” when used in the definition of any defined terms in this Agreement containing the word “Material”, or the word “Material” when used in any defined terms in this Agreement), without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or “Company Material Adverse Effect” qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Company Material Adverse Effect)) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Representations and Warranties Regarding the Key Persons and Company Members. Each of the representations and warranties contained in Article III or in the Support Agreement shall be true and correct in all respects (other than de minimis inaccuracies), in each case as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(c)          Covenants. The Company shall have performed in all material respects each of the obligations and complied in all material respects with each of the covenants required by this Agreement or any other Transaction Document to be performed or complied with by it on or prior to the Closing Date. Each Key Person and Company Member shall have performed in all material respects each of the obligations and complied in all material respects with each of the covenants required by this Agreement or any other Transaction Document to be performed or complied with by it on or prior to the Closing Date.

(d)           Company Material Adverse Effect. No circumstance, state of facts or matters, change, event, occurrence, action or omission shall have occurred after the date of this Agreement that, individually or in the aggregate, has had a Company Material Adverse Effect.

(e)         Officer Certificates. The Company shall have delivered to Parent and Merger Sub a certificate signed on behalf of the Company by an executive officer of the Company, in their capacities as such, to the effect that each of the conditions precedent set forth in Section 7.2(a), the first sentence of Section 7.2(c) and Section 7.2(d) have been satisfied. Each Principal Member shall have delivered to Parent and Merger Sub a certificate signed by a duly authorized signatory, in his capacity as such, of such Principal Member, in its capacity as such, to the effect that the conditions precedent set forth in Section 7.2(b) and the last sentence of Section 7.2(c) have been satisfied as to such Principal Member.

(f)            Delivery of Transaction Documents. Parent and Merger Sub shall have received each of the certificates, instruments, Contracts or other documents required to be delivered by the Company or the Company Members under this Agreement at or prior to the Closing, including those listed in Section 1.4(a) and Section 1.4(b).

(g)           Employment Agreements. All Employment Agreements remain in full force and effect and no Key Person has ceased to be employed by the Company for any reason or no reason (other than, in the case of Thorappadi Vijayaraj, as a result of death or disability).

(h)           Real Estate Closing. The transfer of the Facility by the Real Estate Seller to the Real Estate Buyer shall have been consummated in accordance with the terms and conditions of the Real Estate Transfer Agreement and in accordance with Section 6.12.

(i)             No Liens. There shall be no Liens on any of the assets of the Company or any of the Subsidiaries other than Permitted Liens or, in the case of the Facility, Real Estate Permitted Liens.

(j)             OAI. There shall not, with respect to a Group Company, have been an FDA audit that resulted in an OAI (Official Action Indicated).

Section 7.3             Conditions to the Obligation of the Company and the Principal Members. The obligations of the Company and the Principal Members required to be performed by them at the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived in whole or in part by the Company as provided herein except as otherwise required by applicable Law:

(a)           Representations and Warranties.

(i)             Each of the Parent Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies), in each case as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date).

(ii)            Each of the other representations and warranties contained in Article V shall be true and correct in all respects, in each case as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where all failures of such representations and warranties to be so true and correct (in each case, other than with respect to Section 5.5, without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or “Parent Material Adverse Effect” qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Parent Material Adverse Effect)) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Covenants. Parent and Merger Sub shall have performed in all material respects each of the obligations and complied in all material respects with each of the covenants required by this Agreement or any other Transaction Document to be performed or complied with by them on or prior to the Closing Date.

(c)            Officer Certificate. Parent and Merger Sub shall have delivered to the Company a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to the effect that each of the conditions precedent set forth in Section 7.3(a) and (b) have been satisfied.

(d)           Delivery of Transaction Documents. The Company shall have received each of the certificates, instruments, Contracts or other documents required to be delivered by Parent or Merger Sub under this Agreement at or prior to the Closing, including those documents listed in Section 1.4(c).

(e)           OAI. There shall not, with respect to Parent or its Subsidiaries, have been an FDA audit that resulted in an OAI (Official Action Indicated).

Article VIII

TERMINATION

Section 8.1            Termination.

(a)           This Agreement may be terminated at any time prior to the consummation of the Closing:

(i)             by mutual written consent of Parent and the Company;

(ii)            by Parent or the Company, if the Closing shall not have taken place on or prior to 5:00 p.m., New York City time, on December 8, 2021 (as may be extended pursuant to this Section 8.1(a)(ii), the “Termination Date”), which date may be extended by (A) Parent or the Company by up to an additional three months from the original Termination Date if, at the original Termination Date, the only conditions precedent that have not yet been satisfied are the conditions precedent set forth in Section 7.1(a) (HSR) and those conditions precedent that by their terms require the delivery of any documents or the taking of other action at the Closing or (B) the mutual agreement of Parent and the Company; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(ii) shall not be available to (x) Parent if the failure by Parent or Merger Sub to perform any covenant or obligation under this Agreement or the inaccuracy or breach by Parent or Merger Sub of a representation or warranty contained in or made pursuant to this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date or (y) the Company if the failure by any Key Person, Company Member who became party to the Support Agreement or the Company to perform any covenant or obligation under this Agreement or the inaccuracy or breach by any Key Person, Company Member who became party to the Support Agreement or the Company of a representation or warranty contained in or made pursuant to this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(iii)            by Parent, if any of the conditions precedent set forth in Section 7.1 or 7.2 shall become incapable of being satisfied; provided, that Parent shall have provided fifteen (15) Business Days’ notice thereof to the Company and the applicable condition precedent shall not have been satisfied within such period; and

(iv)            by the Company, if any of the conditions precedent set forth in Section 7.1 or 7.3 shall become incapable of being satisfied; provided, that Company shall have provided fifteen (15) Business Days’ notice thereof to Parent and the applicable condition precedent shall not have been satisfied within such period.

(b)           If Parent or the Company shall terminate this Agreement pursuant to the provisions hereof, such termination shall be effected by notice to the respective other party specifying the provision hereof pursuant to which such termination is made.

Section 8.2             Effect of Termination. In the event of the termination and abandonment of this Agreement prior to the consummation of the Closing pursuant to the provisions of this Article VIII, this Agreement shall become void and have no effect (except for the provisions of Section 6.7 (Public Announcements) Section 6.8(e) (Indemnification for Debt Financing Expenses) and Article X (Miscellaneous)), and, except as expressly provided in this Agreement, each party shall pay all of its own expenses incurred in connection herewith, without any liability on the part of any party or its members, managers, partners, directors, officers or stockholders; provided, however, that:

(a)            if this Agreement is validly terminated in accordance with its terms as a result of the condition precedent set forth in Section 7.1(c) (Parent Stockholder Approval) having become incapable of being satisfied prior to the Termination Date due solely to a failure of the Parent Stockholder Approval to be obtained upon a vote taken thereon at the Parent Stockholders Meeting (including any adjournment or postponement thereof), then Parent shall reimburse the Company’s reasonable and documented out-of-pocket legal and accounting fees and expenses incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby up to an amount not to exceed $3,000,000 (the “Expense Reimbursement”), it being understood and agreed that:

(i)             in no event shall Parent be required to pay the Expense Reimbursement on more than one occasion;

(ii)            the Expense Reimbursement shall be payable in immediately available funds as promptly as practicable (but, in any event, no later than five (5) Business Days after the Company has provided documentary evidence of its reasonable and documented out-of-pocket expenses) by wire transfer to the account(s) designated by the Company;

(iii)           Parent acknowledges that the agreements contained in this Section 8.2(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not have entered into this Agreement. Parent, on behalf of itself and its Controlled Affiliates, irrevocably waives any right it may have to raise as a defense that any such amounts are excessive or punitive. If Parent fails to timely pay, or cause to be paid, any amount due pursuant to this Section 8.2(a), it shall also pay any costs and expenses incurred by the Company and its Affiliates in connection with a legal action to enforce this Agreement that results in a judgment against Parent for the payment of the Expense Reimbursement, together with interest on the amount of any unpaid fee, cost or expense at the prime rate posted by the Wall Street Journal from the date such fee, cost or expense was required to be paid to (but excluding) the payment date; and

(iv)            notwithstanding anything to the contrary contained in this Agreement, in the event that this Agreement is validly terminated under circumstances where the Expense Reimbursement is payable pursuant to Section 8.2(a), except in the case of a Willful Parent Breach in which case Section 8.2(b)(ii) applies, the Company’s receipt of the Expense Reimbursement and any applicable additional amounts pursuant to Section 6.8(e) (Indemnification for Debt Financing Expenses) and/or the last sentence of Section 8.2(a)(iii) (Enforcement Costs) (such additional amounts, collectively, the “Additional Amounts”) shall be the sole and exclusive remedy of the Company, the Company Members, the Key Persons, the Principal Members and their former, current and future respective Affiliates and Representatives against Parent, Merger Sub or any of their former, current and future Affiliates and Representatives for any loss or other liability of any kind suffered as a result of any breach of any representation, warranty, covenant or agreement hereunder and the termination hereof or the transactions contemplated by this Agreement (and the abandonment thereof) or the failure of the Transactions to be consummated or any matter forming the basis for such termination. Upon payment in full of the Expense Reimbursement and the Additional Amounts to the Company, none of the Parent, Merger Sub or any of its former, current and future Affiliates and Representatives shall have any further liability relating to or arising out of this Agreement, any certificate or ancillary agreement delivered pursuant to the express terms of this Agreement or the transactions contemplated hereby or thereby;

(b)           except if the Expense Reimbursement becomes payable under circumstances not involving a Willful Parent Breach, in which case Section 8.2(a)(iv) applies, no such termination shall in any way limit a claim by any party for (i) willful and material breach by another party of its representations and warranties set forth in this Agreement or (ii) material breach by another party of the other terms of this Agreement (including any Willful Parent Breach), in each case, prior to or in connection with such termination; and

(c)           for the avoidance of doubt, no termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms.

Article IX

SURVIVAL AND INDEMNIFICATION

Section 9.1             Survival. All representations, warranties, covenants and agreements contained in this Agreement or in any other Transaction Document shall survive (and not be affected in any respect by) the Closing, and any investigation conducted by or on behalf of any party hereto and any information which any party may receive or any knowledge any party may have. Notwithstanding the foregoing, other than for Fraud, the representations and warranties contained in or made pursuant to this Agreement and the indemnity obligations for the inaccuracy or breach of such representations and warranties and for the breach or failure to perform of any covenants that by their terms are required to be performed prior to or at the consummation of the Closing shall terminate on, and no claim with respect thereto may be brought after, the first (1st) anniversary of the Closing Date; provided, however, that:

(a)            the Company Fundamental Representations, the representations and warranties contained in Article III (Representations and Warranties of the Key Persons and Company Members) and the Parent Fundamental Representations and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall not terminate until the sixth (6th) anniversary of the Closing Date;

(b)           the representations and warranties contained in Section 4.9 (Taxes), the Benefit Plan Tax Representations and the indemnity obligations for the inaccuracy or breach of such representations and warranties, and Section 6.1(j) and Section 6.6 (Taxes) and the indemnity obligations for the breach or failure to perform of any of the covenants and agreements contained therein, shall not terminate until ninety (90) calendar days after the expiration of the applicable statute of limitations;

(c)            the Facility Representations and the RWI Exclusions and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall not terminate until the second (2nd) anniversary of the Closing Date; and

(d)           the indemnity obligations for the breach or failure to perform of any of the covenants and agreements to be performed after the Closing shall survive until one year after their expiration in accordance with their terms.

The representations, warranties, covenants and agreements and the applicable indemnity obligations for breach thereof that terminate pursuant to this Section 9.1, and the liability of any party to this Agreement with respect thereto pursuant to this Article IX, shall not terminate with respect to any claim, whether or not fixed as to liability or liquidated as to amount, with respect to which the Indemnifying Party (or, in the event one or more Key Persons or Company Members are the Indemnifying Party, the Equityholders’ Representative) has in good faith been given written notice from the Indemnified Party, prior to the expiration of the applicable survival period.

Section 9.2             Indemnification.

(a)            By the Company Members. From and after the consummation of the Closing, subject to Section 9.1, Parent and Merger Sub and their respective Affiliates (including from and after the Closing, the Company and its Subsidiaries) and their respective Representatives, successors and permitted assigns (collectively, the “Parent Indemnified Parties”) shall be indemnified and held harmless by the Company Members based on their respective Pro Rata Percentages, severally and not jointly (and subject to the limitations set forth in this Section 9.2(a)), from and against any Losses based upon, arising out of, resulting from, in connection with, or otherwise in respect of:

(i)            any inaccuracy or breach, as of the date of this Agreement or the Closing Date, of any representation or warranty contained in or made pursuant to Article IV or in the certificate delivered pursuant to the first sentence of Section 7.2(e) (in each case, other than with respect to Section 4.6(ii) (Undisclosed Liabilities), the first sentence of Section 4.7 (Absence of Certain Changes), or the word “material” when used in the definition of any defined terms in this Agreement containing the word “Material”, or the word “Material” when used in any defined terms in this Agreement), without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or “Company Material Adverse Effect” qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Company Material Adverse Effect));

(ii)           the breach by the Company and/or any of its Subsidiaries of, or the failure by the Company and/or any of its Subsidiaries to perform, any of its covenants or agreements contained in this Agreement to be performed at or prior to the consummation of the Closing;

(iii)          any Debt to the extent not reflected in the Final Cash Merger Consideration;

(iv)          any Closing Company Transaction Expenses to the extent they are unpaid at Closing and not reflected in the Final Cash Merger Consideration;

(v)           any and all amounts payable, due or owed in connection with any Actions or Claims brought at any time (including, for the avoidance of doubt, Actions or Claims brought post-Closing) by or on behalf of any current or former, or alleged current or former, stockholder, warrantholder, optionholder or any other securityholder of the Company or any of its Subsidiaries, in each such case, either (A) alleging a breach of any fiduciary duty of any Person relating to or arising out of any action taken (or failed to be taken) in connection with this Agreement or the negotiation, approval or consummation of the transactions contemplated hereby or (B) with respect to any Equity Interests or otherwise relating to the merger consideration payable pursuant to Section 1.7(a);

(vi)          any Pre-Closing Taxes of the Company and its Subsidiaries, except to the extent of any accrual therefor reflected in Final Net Working Capital;

(vii)         any fees or fines for any violation of or non-compliance with state Laws regarding drug pricing transparency; and

(viii)        any matter listed on Schedule 9.2(a);

provided, however, that:

(A)          other than for Fraud or with respect to Losses based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Company Fundamental Representations, Facility Representations or RWI Exclusions, the Company Members shall not be responsible for any Losses with respect to the matters referred to in Section 9.2(a)(i) unless and until the cumulative aggregate amount of all such Losses exceeds $800,000 (such amount, as shall be stepped down in proportion to the step-down of the retention under Section 2.03 of the RWI Insurance Policy, the “Deductible”), in which event (subject to the other limitations contained herein) the Company Members shall then be liable for such Losses in excess of the Deductible up to the Cap Amount;

(B)           other than for Fraud or with respect to Losses based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Company Fundamental Representations, Facility Representations or RWI Exclusions, the cumulative aggregate indemnity obligation of the Company Members for any Losses with respect to the matters referred to in Section 9.2(a)(i) shall in no event exceed the Indemnity Escrow Amount (such amount, as shall be stepped down in proportion to the step-down of the retention under Section 2.03 of the RWI Insurance Policy, the “Cap Amount”) (and the funds that comprise the Indemnity Escrow Fund, at any given time, shall be Parent Indemnified Parties’ sole source of recovery for such Losses), and the Parent Indemnified Parties’ sole source of recovery for such Losses in excess the Cap Amount shall be the RWI Insurance Policy;

(C)           other than for Fraud, the cumulative aggregate indemnity obligation of the Company Members for any Losses with respect to the Facility Representations and the RWI Exclusions (regardless of whether such Losses arise under Section 9.2(a)(i) or Section 9.2(b)(i)) shall in no event exceed $21,000,000; and

(D)           notwithstanding anything to the contrary in this Agreement, other than for Fraud, the cumulative aggregate indemnity obligation of any Company Member for any and all Losses indemnified pursuant to Section 9.2(a) and Section 9.2(b) shall, in no event exceed the sum of all amounts actually received by such Company Member pursuant to Section 1.7(a).

(b)           By each Company Member. From and after the consummation of the Closing, subject to Section 9.1, the Parent Indemnified Parties shall be indemnified and held harmless by each Company Member (which term shall be deemed to include Key Persons for purposes of this Section 9.2(b)) based on their respective Pro Rata Percentages, severally and not jointly (and subject to the limitations set forth in this Section 9.2(b)), from and against any Losses based upon, arising out of, resulting from, in connection with, or otherwise in respect of:

(i)            any inaccuracy or breach, as of the date of this Agreement or the Closing Date, of any representation or warranty of such Company Member contained in or made pursuant to Article III or, in the case of the Principal Members, contained in the certificate delivered pursuant to the second sentence of Section 7.2(e), in each case, without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects); and

(ii)           the breach by such Company Member of, or the failure by such Company Member to perform, any of its covenants or agreements contained in this Agreement (other than any covenants or agreements that require the Company Members to cause the Company to take or not take any action);

provided, however, that:

(A)          other than for Fraud or with respect to Losses based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Company Fundamental Representations or RWI Exclusions, such Company Member shall not be responsible for any Losses with respect to the matters referred to in Section 9.2(b)(i) until the cumulative aggregate amount of all such Losses exceeds the Deductible, in which event (subject to the other limitations contained herein) such Company Member shall then be liable for such Losses in excess of the Deductible up to the Cap Amount; and

(B)           other than for Fraud or with respect to Losses based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Company Fundamental Representations or RWI Exclusions, the cumulative aggregate indemnity obligation of such Company Member for any Losses with respect to the matters referred to in Section 9.2(b)(i) shall in no event exceed the Cap Amount, and the Parent Indemnified Parties’ sole source of recovery for such Losses in excess the Cap Amount shall be the RWI Insurance Policy.

(c)            By Parent and Merger Sub. From and after the consummation of the Closing, subject to Section 9.1, Parent and Merger Sub shall jointly and severally indemnify and hold harmless the Company Members and their respective Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Equityholder Indemnified Parties”) from and against any Losses based upon, arising out of, resulting from, in connection with, or otherwise in respect of:

(i)            the inaccuracy or breach, as of the date of this Agreement or the Closing Date, of any representation or warranty contained in or made pursuant to Article V or in the certificate delivered pursuant to Section 7.3(c), in each case, without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or “material adverse effect” qualification; and

(ii)           the breach by Parent or Merger Sub of, or the failure by Parent or Merger Sub to perform, any of their respective covenants or agreements contained in this Agreement;

provided, however, that:

(x) other than for Fraud or with respect to Losses based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Parent Fundamental Representations, Parent and Merger Sub shall not be responsible for any Losses with respect to the matters referred to in Section 9.2(c)(i) until the cumulative aggregate amount of all such Losses exceeds an amount equal to the Deductible, in which event (subject to the other limitations contained herein) Parent and Merger Sub shall then be liable for all Losses in excess of such amount; and

(y) other than for Fraud, the cumulative aggregate indemnity obligation of Parent and Merger Sub for any Losses with respect to the matters referred to in Section 9.2(c) shall in no event exceed the total merger consideration payable hereunder.

Section 9.3             Indemnification Procedures.

(a)            If any Parent Indemnified Party, on the one hand, or any Equityholder Indemnified Party, on the other hand (the “Indemnified Party”), has a claim or receives actual notice of any claim, or the commencement of any claim that could give rise to an obligation on the part of any Key Person or Company Member, on the one hand, or Parent or Merger Sub, on the other hand (the “Indemnifying Party”), to provide indemnification pursuant to this Article IX (other than a Third Party Claim), the Indemnified Party shall promptly give the applicable Indemnifying Party (or, if the Indemnified Party is a Parent Indemnified Party, the Equityholders’ Representative) notice thereof (the “Indemnification Claim Notice”); provided, however, that the failure to give such prompt notice shall not prevent any Indemnified Party from being indemnified hereunder for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party actually materially damages the Indemnifying Party.

(b)           Upon receipt by an Indemnified Party of actual notice of a claim, or the commencement of any claim, by a third party (a “Third Party Claim”) that could give rise to an obligation to provide indemnification pursuant to this Article IX, the Indemnified Party will give the applicable Indemnifying Party (or, if the Indemnified Party is a Parent Indemnified Party, the Equityholders’ Representative) prompt written notice thereof (the “Third Party Indemnification Claim Notice”); provided, however, that the failure of the Indemnified Party to so promptly notify the Indemnifying Party (or, if the Indemnified Party is a Parent Indemnified Party, the Equityholders’ Representative) shall not prevent any Indemnified Party from being indemnified for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party (or, if the Indemnified Party is a Parent Indemnified Party, the Equityholders’ Representative) actually materially damages the Indemnifying Party or actually materially prejudices the Indemnifying Party’s ability to defend against such Third Party Claim.

(c)           Any Indemnification Claim Notice or Third Party Indemnification Claim Notice will describe the claim in reasonable detail. If the Indemnifying Party confirms in writing to the Indemnified Party within thirty (30) days (or, if prior to such thirtieth (30th) day, the date on which the asserted Third Party Claim requires a response or other action by any Indemnified Party) after receipt of a Third Party Indemnification Claim Notice the Indemnifying Party’s responsibility to indemnify and hold harmless the Indemnified Party therefor (subject to any limitations on such indemnity contained in the proviso to Section 9.2(a), Section 9.2(b) or Section 9.2(c), as applicable), the Indemnifying Party may elect to assume control over, the defense and settlement of such Third Party Claim at the expense of the Indemnifying Party and by counsel selected by the Indemnifying Party, which counsel will be reasonably satisfactory to the Indemnified Party. If the Indemnifying Party so elects to assume control over the compromise and defense of such Third Party Claim, the Indemnifying Party shall within such thirty (30) days (or, if prior to such thirtieth (30th) day, the date on which the asserted Third Party Claim requires a response or other action by any Indemnified Party) notify the Indemnified Party of the intent of the Indemnifying Party to do so, and the Indemnified Party shall cooperate, at the reasonable expense of the Indemnifying Party (for any out-of-pocket expenses), in the compromise of, or defense against, such Third Party Claim; provided, however, that: (i) the Indemnified Party may, if such Indemnified Party so desires, employ counsel at such Indemnified Party’s own expense to assist in the handling (but not control the defense) of any Third Party Claim; (ii) the Indemnifying Party shall keep the Indemnified Party advised of all material events with respect to any Third Party Claim; (iii) the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim; and (iv) no Indemnifying Party will, without the prior written consent of each Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not any such Indemnified Party is a party to such action), unless such settlement, compromise or consent by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim (subject to any limitations (other than any caps) on such indemnity contained in Article IX) and includes an unconditional release of all such Indemnified Parties from all liability arising out of such Third Party Claim.

(d)           Notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be entitled to have sole control over (and if it so desires, the Indemnified Party shall have sole control over) the defense, settlement, adjustment or compromise of (but the Indemnifying Party shall nevertheless be required to pay all Losses (subject to any limitations on such indemnity contained in Article IX and subject to the Indemnified Party being entitled to indemnification hereunder) incurred by the Indemnified Party in connection with such defense, settlement or compromise to the extent the Indemnifying Party has assumed the defense or the Indemnified Party is otherwise entitled to indemnification hereunder): (i) any Third Party Claim that seeks an order, injunction or other equitable relief (other than customary confidentiality obligations) against any Indemnified Party or any of its Affiliates; (ii) any Third Party Claim in which both the Indemnifying Party and the Indemnified Party are named as parties and either the Indemnifying Party or the Indemnified Party determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect thereto; (iii) any Third Party Claim pursuant to Section 9.2(a)(i) or Section 9.2(b)(i), as the case may be, prior to such time as the aggregate amount of the Losses of the Parent Indemnified Parties pursuant to such Third Party Claim and all prior claims pursuant to Section 9.2(a)(i) and Section 9.2(b)(i) are not reasonably expected to exceed the Deductible (as applicable) or after such time as the aggregate amount of the Losses of Parent Indemnified Parties pursuant to such Third Party Claim and all prior claims pursuant to Section 9.2(a)(i) and Section 9.2(b)(i) are reasonably expected to exceed the Cap Amount; (iv) any Third Party Claim involving the liability of Parent or any of its Affiliates (including the Company and its Subsidiaries) for Taxes for any Post-Closing Tax Period; and (v) any criminal proceeding.

(e)           If the Indemnifying Party elects not to assume the defense, settlement, adjustment or compromise of an asserted liability, fails to timely and properly notify the Indemnified Party of its election as herein provided, or, at any time after assuming such defense, fails to diligently defend against such Third Party Claim in good faith, fails to have sufficient financial resources to pay the full amount of such potential liability in connection with such Third Party Claim or if the Indemnified Party is otherwise entitled pursuant to this Agreement to have control over the defense, settlement or compromise of any Third Party Claim, the Indemnified Party may, at the Indemnifying Party’s expense, pay, defend, settle, adjust or compromise such asserted liability (but the Indemnifying Party shall nevertheless be required to pay all Losses (subject to any limitations on such indemnity contained in Article IX and subject to the Indemnified Party being entitled to indemnification hereunder) incurred by the Indemnified Party in connection with such payment, defense, settlement, adjustment or compromise); provided, however, that: (i) the Indemnifying Party may, if such Indemnifying Party so desires, employ counsel at such Indemnifying Party’s own expense to assist in the handling (but not control the defense) of such Third Party Claim; and (ii) the Indemnified Party shall keep the Indemnifying Party advised of all material events with respect to such Third Party Claim. Notwithstanding the foregoing, the Indemnified Party will not without the prior written consent of the Indemnifying Party, settle or compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). In connection with any defense of a Third Party Claim (whether by the Indemnifying Parties, the Equityholders’ Representative or the Indemnified Parties), all of the parties hereto shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by a party hereto in connection therewith.

(f)            Notwithstanding anything to the contrary in this Agreement, without limitation to Section 10.15, the Equityholders’ Representative shall have the full and exclusive power and authority to act on behalf of any Company Member that is an Indemnifying Party or an Indemnified Party hereunder, including giving and receiving notices on behalf of Company Members in their capacities as Indemnifying Parties or Indemnified Parties, as the case may be.

Section 9.4             Adjustment. Any payment made by any Key Person or Company Member or Parent or Merger Sub pursuant to this Article IX will be deemed an adjustment to the Final Cash Merger Consideration.

Section 9.5             Exclusive Remedy. Except to the extent provided in Sections 1.9 and 1.12(b), from and after the Effective Time, the rights and remedies of the Indemnified Parties under this Article IX are the sole and exclusive remedy for monetary claims due to any breach of the representations or warranties or nonperformance of or default under any covenants or agreements contained in this Agreement or otherwise in connection with the Merger, and in lieu of all other rights and remedies that the Indemnified Parties may have; provided, however, that nothing contained in this Section 9.5 shall in any way limit or foreclose (x) the availability of injunctive or other relief (including monetary damages) pursuant to Section 6.5 or where equitable relief (including specific performance) is sought pursuant to Section 10.11 or (y) the rights and remedies of the parties in the case of Fraud by a party.

Section 9.6             No Contribution From the Company, Etc. Notwithstanding anything in this Agreement to the contrary: (a) by approval of this Agreement or receipt of any consideration hereunder, each Key Person and Company Member acknowledges and agrees that he, she or it does not have any right of indemnification, contribution or reimbursement from or remedy against the Company or any of its Subsidiaries as a result of any indemnification he, she or it is required to make under or arising out of the breach or inaccuracy of any representation, warranty, covenant or other obligation contained in this Agreement or in any certificate, document or other instrument delivered in connection herewith; and (b) each Key Person and Company Member hereby releases, waives and forever discharges any right to indemnification, contribution or reimbursement that he, she or it may have at any time against the Company or any of its Subsidiaries under or arising out of any indemnification he, she or it is required to make under or arising out of the breach or inaccuracy of any representation, warranty, covenant or other obligation in this Agreement or in any certificate, document or other instrument delivered in connection herewith.

Section 9.7             Taxes. Section 9.3 shall have no application to Claims regarding Taxes relating to Pass-Through Income Tax Proceedings, contest procedures for which shall be governed exclusively by Section 6.6. Any indemnity payment made pursuant to Article IX shall be treated as an adjustment to the Final Cash Merger Consideration for all Tax purposes unless otherwise required by applicable Law.

Section 9.8             Indemnity Escrow Fund. The Indemnity Escrow Fund shall be held and disbursed by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement; provided, that in the event of conflict between the Escrow Agreement and this Agreement, this Agreement shall prevail as among the parties to this Agreement. The Indemnity Escrow Fund shall constitute an escrow fund securing any indemnification claim of the Parent Indemnified Parties pursuant to this Article IX, and shall be used, if the Parent Indemnified Parties become entitled to indemnification from the Key Persons and Company Members pursuant to this Article IX, solely to promptly satisfy the amount owed or payable to the Parent Indemnified Parties in connection therewith. Promptly following the first (1st) anniversary of the Closing Date, Parent and the Equityholders’ Representative will jointly instruct the Escrow Agent to disburse any remaining portion of the Indemnity Escrow Fund, less an amount equal to the Losses claimed by the Parent Indemnified Parties pursuant to any Indemnification Claim Notice or Third Party Indemnification Claim Notice timely delivered by Parent that has not been finally resolved pursuant to this Article IX (each, a “Pending Claim”). Upon the resolution of any Pending Claim, to the extent that amount remaining in the Indemnity Escrow Fund exceeds the amount of all unresolved Pending Claims, if any, Parent and the Equityholders’ Representative will jointly instruct the Escrow Agent to release such excess (or the total remaining amount, if applicable) to the Exchange Agent for distribution to the Company Members in accordance with their respective Pro Rata Percentages.

Section 9.9             PPP Loan Escrow Fund. The PPP Loan Escrow Fund shall be held and disbursed by the PPP Lender (or its designee) in accordance with the terms of the PPP Loan Escrow Agreement and this Agreement; provided, that in the event of conflict between the Escrow Agreement and this Agreement, this Agreement shall prevail as among the parties to this Agreement. The PPP Loan Escrow Fund shall be used by the PPP Lender (or its designee) to satisfy any portion of the indebtedness under the PPP Loan that is not forgiven. Promptly following the completion of the forgiveness process with respect to the PPP Loan, (a) the PPP Loan Escrow Funds shall first be disbursed to repay any remaining (unforgiven) balance on the PPP Loan and (b) the remainder of the PPP Loan Escrow Funds will be released by the PPP Lender (in its capacity as escrow agent under the PPP Loan Escrow Agreement) to the Exchange Agent for distribution to the Company Members in accordance with their respective Pro Rata Percentages. Parent will cause the Company to deliver instructions to the PPP Lender to release the PPP Loan Escrow Fund if required by, and in accordance with, this Section 9.9. Notwithstanding anything in this Agreement to the contrary, to the extent that no amounts remain outstanding under the PPP Loan as of immediately prior to Closing, whether because such amounts have been forgiven or repaid (or a combination of both), there shall be no need or requirement to enter into a PPP Loan Escrow Agreement and the PPP Loan Escrow Amount shall not be deducted from the Closing Cash Merger Consideration.

Section 9.10           Set-Off. If an Indemnified Party becomes entitled to indemnification from an Indemnifying Party pursuant to this Agreement, such Indemnified Party may, at its option and from time to time, set off any amount owed or payable by such Indemnified Party or any of its Affiliates to the applicable Indemnifying Party or any of its Affiliates under this Agreement (whether pursuant to this Article IX, Sections 1.7, 1.9(e), 1.12 or otherwise), other than, if the Indemnifying Party is a Key Person, any amount payable under any Employment Agreement (any such amount, a “Set-Off Amount”) against all or a portion of such indemnification payment; provided, that such Indemnified Party shall have deposited such Set-Off Amount in escrow with a reputable banking institution reasonably acceptable to the Indemnifying Party with an instruction by the Indemnified Party to release such Set-Off Amount to (i) the applicable Indemnifying Party to the extent it shall have been mutually agreed between the applicable Indemnified Party and the applicable Indemnifying Party or finally determined in accordance with this Agreement that the Indemnifying Party did not owe such indemnification payment to the Indemnified Party under this Article IX and/or (ii) to the Indemnified Party to the extent it shall have been mutually agreed between the applicable Indemnified Party and the applicable Indemnifying Party or finally determined in accordance with this Agreement that the Indemnifying Party owed such indemnification payment to the Indemnified Party under this Article IX.

Section 9.11           Order and Manner of Payment.

(a)           Following the third anniversary of the Closing, with respect to Losses for which the Parent Indemnified Parties are entitled to indemnification both hereunder and under the RWI Insurance Policy based upon, arising out of, resulting from, imposed on, in connection with, or otherwise in respect of the Pre-Closing Taxes of the Company and its Subsidiaries or any inaccuracy or breach of any of the Company Fundamental Representations or Facility Representations to the extent that the Losses in question would reasonably be expected to be covered under RWI Insurance Policy (collectively, the “Exempted Claims”), the Parent Indemnified Parties shall use commercially reasonable efforts to pursue coverage for such Losses under the RWI Insurance Policy before seeking recovery from the Key Persons or Company Members directly.

(b)           Prior to the third anniversary of the Closing, the Parent Indemnified Parties, may elect, but are not required, to seek recovery for Losses resulting from Exempted Claims from the RWI Insurance Policy or from the Key Persons or Company Members directly (severally and not jointly, on the basis of their respective Pro Rata Percentages); provided, that if:

(i)            the Parent Indemnified Parties elect to recover such Losses resulting from Exempted Claims from the RWI Insurance Policy (the aggregate amount of any such recoveries, the “Exempted Claims Recovery Amount”); and

(ii)            at any point prior to the third anniversary of the Closing, Parent incurs additional Losses for which it would have been entitled to recovery under the RWI Insurance Policy with respect to the matters referred to in Section 9.2(a)(i) (other than in respect of any inaccuracy or breach of any of the Company Fundamental Representations, Facility Representations or RWI Exclusions) (any such claims, “Excess Ordinary Claims”); but

(iii)            Parent is unable to fully recover the Losses for such Excess Ordinary Claims from the RWI Insurance Policy due solely to the Exempted Claims Recovery Amount having previously been recovered under the RWI Insurance Policy and the coverage provided for under the RWI Insurance Policy having been eroded (any such unrecovered amount, the “Excess Ordinary Claims Amount”); then

(iv)            the parties agree that the Parent Indemnified Parties may seek recovery from the Key Persons or Company Members directly for any such Excess Ordinary Claims Amount (severally and not jointly, on the basis of their respective Pro Rata Percentages); provided, however, that, for the avoidance of doubt, in no event shall the aggregate liability of the Key Persons and Company Members under this subsection (iv) exceed the Exempted Claims Recovery Amount.

Article X

MISCELLANEOUS

Section 10.1           Expenses. Each of the parties (other than the Equityholders’ Representative) hereto shall pay its own Transaction Expenses in connection with this Agreement and the other Transaction Documents and the Transactions, whether or not the Transactions are consummated; provided, however, that the Company Members shall (by virtue of the merger consideration adjustment in Section 1.9 or the indemnity in Section 9.2(a)(iii) or, if this Agreement is terminated and Parent has paid any such Transaction Expenses, by payment to Parent on a several and not joint basis in proportion to the Pro Rata Percentages) bear all of the Closing Company Transaction Expenses which shall include (i) fifty percent (50%) of the due diligence fees, underwriting fees, insurance premium, broker fees, surplus lines tax and other costs and expenses in connection with the RWI Insurance Policy, (ii) fifty percent (50%) of all escrow fees and expenses payable under the Escrow Agreement and the PPP Loan Escrow Agreement, (iii) fifty percent (50%) of all fees and expenses payable under the Exchange Agent Agreement (iv) fifty percent (50%) of any filing fees under any Antitrust Law, (v) any Transfer Taxes to the extent that the Company Members are responsible for such Transfer Taxes pursuant to Section 6.6(e); (vi) one hundred percent (100%) of any other Transaction Expenses in respect of the transactions contemplated under the Real Estate Transfer Agreement, including payments to release mortgages, recording fees, title insurance premiums and all other title related costs and (vii) one hundred percent (100%) of the Leerink Fees.

Section 10.2           Certain Interpretative Matters. The captions of Articles and Sections of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. As used herein: (a) words in the singular shall be held to include the plural and vice versa and words of one gender (or neuter) shall be held to include the other gender (or the neuter) as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and the Company Disclosure Schedule) and not to any particular provision of this Agreement; (c) Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (d) unless the context otherwise requires, the word “or” is not exclusive; (e) the headings of the sections of this Agreement are inserted for purposes of convenience only and shall not be construed to affect the meaning or construction of any provision hereof; (f) references to “$”, dollars or other monetary amounts are to the lawful currency of the United States unless otherwise specified; (g) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (h) unless the context otherwise requires, any reference to a “party” means the Company, the Key Persons, the Principal Members and any other Company Member that executes and delivers a Support Agreement, on the one hand, and Parent and Merger Sub, on the other hand, and (i) references to any statute, listing rule, rule, standard, regulation or other Law include a reference to (x) the corresponding rules and regulations and (y) each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. Whenever the words “included,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties intend that each representation, warranty and covenant herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant, as the case may be. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which the period ends, and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

Section 10.3           Notices. All notices or other communications required or permitted hereunder shall be given in writing and given by certified or registered mail, return receipt requested, internationally recognized overnight delivery service, such as Federal Express, e-mail (or like transmission) with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address, e-mail address set forth below or such other address, or e-mail address as such party may hereafter specify by notice to the other parties hereto given in accordance herewith. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by e-mail or like transmission (or, if delivered or transmitted after normal business hours, on the next Business Day), on the next Business Day when sent by overnight delivery services, or five (5) days after the date so mailed if by certified or registered mail:

If (prior to the consummation of the Closing) to the Company:

Novitium Pharma LLC
70 Lake Drive
East Windsor, NJ 08520
E-mail Address: samy.shanmugam@novitiumpharma.com;

chad.gassert@novitiumpharma.com
Attention: Muthusamy Shanmugam; Chad Gassert

with a copy (which shall not constitute delivery of notice hereunder) to:

Orrick, Herrington & Sutcliffe LLP
51 W 52nd St
New York, NY 10019
E-mail Address: kmilling@orrick.com; druff@orrick.com.
Attention: R. King Milling; David Ruff

If to Parent, Merger Sub or (from and after the consummation of the Closing) the Surviving Company:

ANI Pharmaceuticals, Inc.
210 Main St West
Baudette, MN 56623
E-mail Address: nikhil.lalwani@anipharmaceuticals.com
Attention: Nikhil Lalwani, President and Chief Executive Officer

with a copy (which shall not constitute delivery of notice hereunder) to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
E-mail Address: ken.lefkowitz@hugheshubbard.com
Attention: Kenneth A. Lefkowitz

If to Esjay, Muthusamy Shanmugam, Thorappadi Vijayaraj:

Esjay LLC
16732 Strasbourg Lane
Delray Beach, FL 33446
Email: samy.shanmugam@novitiumpharma.com; vijayaraj@hotmail.com
Attention: Muthusamy Shanmugam and Thorappadi Vijayaraj

If to Chali or Chad Gassert:

Chali Properties LLC
2 Crestwood Drive
Chatham, NJ 07928
E-mail Address: chad.gassert@novitiumpharma.com
Attention: Chad Gassert

If to the Equityholders’ Representative:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile: (303) 623-0294
Telephone: (303) 648-4085

with a copy (which shall not constitute delivery of notice hereunder) to:

Orrick, Herrington & Sutcliffe LLP
51 W 52nd St
New York, NY 10019
E-mail Address: kmilling@orrick.com; druff@orrick.com.
Attention: R. King Milling; David Ruff

If to any other Company Member that executes and delivers the Support Agreement, to the address set forth in the Support Agreement.

Section 10.4           Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and the provisions of Article IX and Section 10.13 shall inure to the benefit of the Indemnified Parties; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties (except that Parent and Merger Sub may (x) assign, without the consent of any other party hereto, any or all of their respective rights, interests and obligations under this Agreement (including their rights under covenants, representations, warranties and indemnities) to any of their Affiliates or to any Person who acquires all or substantially all of their properties or assets or (y) collaterally assign, without the consent of any other party hereto, any or all of their respective rights, interests and obligations under this Agreement (including their rights under covenants, representations, warranties and indemnities) to any and all Financing Sources, and any assignee pursuant to the preceding clause (x) or (y) may enforce their rights and remedies at law or in equity). No assignment permitted by the preceding sentence shall relieve the assigning party of its obligations hereunder. Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.

Section 10.5           Entire Agreement. This Agreement and the other Transaction Documents (including the Company Disclosure Schedule and the Exhibits hereto) embody the entire agreement and understanding of the parties and their respective Affiliates with respect to the Transactions and merge in, supersede and cancel all prior written or oral commitments, arrangements or understandings with respect thereto, including that certain Letter of Intent between the Company and Parent dated January 5, 2021 and the Term Sheet dated February 25, 2021; provided, that the Confidentiality Agreement dated as of June 20, 2019 between the Company and Parent (the “Confidentiality Agreement”) shall survive until the consummation of the Closing and shall thereupon terminate without any further action by the Company or Parent). There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the Transactions other than those expressly set forth in this Agreement and such other Transaction Documents.

Section 10.6           Modifications, Amendments and Waivers.

(a)           This Agreement may not be modified or amended except by an instrument or instruments in writing signed by (a) prior to the consummation of the Closing, Parent and the Company or (b) after the consummation of the Closing, Parent and the Equityholders’ Representative, and in each case, any such modification or amendment shall be binding on the other parties to this Agreement. Any party hereto (or, the Equityholders’ Representative on behalf of any Key Person or Company Member) may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. Except as expressly provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(b)           Notwithstanding anything to the contrary contained herein, Section 10.4, this Section 10.6(b) and Sections 10.10(f), 10.13 and 10.14 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the foregoing Sections) may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 10.7           Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Electronic or digital signatures (including via DocuSign), and copies of executed counterparts transmitted by telefax or email in .pdf format, shall be considered original executed counterparts of this Agreement and all other Transaction Documents.

Section 10.8           GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE THAT APPLY TO CONTRACTS MADE AND PERFORMED ENTIRELY IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE THAT WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 10.9           Severability. To the fullest extent that they may effectively do so under applicable law, the parties hereto hereby waive any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect. Such parties further agree that any provision of this Agreement which, notwithstanding the preceding sentence, is rendered or held invalid, illegal or unenforceable in any respect in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (a) if such provision is rendered or held invalid, illegal or unenforceable in such jurisdiction only as to a particular Person or Persons or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons or under such particular circumstance or circumstances, as the case may be; (b) without limitation of clause (a), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such invalidity, illegality or unenforceability, and such invalidity, illegality or unenforceability in such jurisdiction shall not render invalid, illegal or unenforceable such provision in any other jurisdiction; and (c) without limitation of clause (a) or (b), such ineffectiveness shall not render invalid, illegal or unenforceable this Agreement or any of the remaining provisions hereof.

Section 10.10         Submission to Jurisdiction; Waiver of Jury Trial. Each party to this Agreement, for itself and its Affiliates, hereby irrevocably and unconditionally, other than with respect to matters that must be resolved by the Accounting Firm pursuant to (and to the extent provided in) Section 1.9(d), 1.12(b) and 6.10(c):

(a)           (i) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, any state or federal courts located in the State of Delaware (and the appellate courts therefrom) in the event any dispute arises out of or relating to this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such courts or to assert that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the Court of Chancery of the State of Delaware or if, and only if, such court lacks subject matter jurisdiction, any state or federal courts located in the State of Delaware and (iv) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law;

(b)           agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 10.10(a) may be effected by the mailing of copies thereof by registered or certified mail, postage prepaid, to Parent, Merger Sub, the Company, the Key Persons, the Principal Members, any other Company Member that executes and delivers the Support Agreement or the Equityholders’ Representative, as the case may be, at the addresses for notices pursuant to Section 10.3 hereof (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 10.10(b) shall affect the right of Parent, Merger Sub, the Company, the Key Persons, the Principal Members, any other Company Member that executes and delivers the Support Agreement or the Equityholders’ Representative, as the case may be, to serve process in any other manner permitted by law;

(c)            (i) waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court specified in Section 10.10(a), (ii) waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees not to plead or claim either of the foregoing;

(d)            HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF THE KEY PERSONS, THE COMPANY, THE PRINCIPAL MEMBERS, ANY OTHER COMPANY MEMBER, PARENT OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(d);

(e)            to the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or its property, hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement; and

(f)            notwithstanding anything herein to the contrary, hereby agrees (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the Transactions shall be brought exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in New York County (and the appellate courts thereof), and each party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.3 shall be effective service of process against it for any such action brought in any such court, (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (iv) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (v) that the Laws of the State of New York shall govern any such action and (vi) TO IRREVOCABLY WAIVE AND HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH ACTION TO THE SAME EXTENT SUCH RIGHTS ARE WAIVED PURSUANT TO SECTION 10.10(d) AS IN EFFECT ON THE DATE OF THIS AGREEMENT.

Section 10.11         Specific Performance. Each of the parties hereto acknowledges that the other parties hereto would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements set forth in this Agreement were not performed by the other parties hereto and, if applicable, their Affiliates in accordance with their terms; and therefore, each party hereto agrees that the other parties hereto shall be entitled to specific performance, injunctive and other equitable relief in addition to any other remedy to which they may be entitled at law or in equity (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond).

Section 10.12         No Presumption. With regard to each and every term and condition of this Agreement or any other Transaction Document, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 10.13         No Third Party Beneficiary. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except as provided in (i) Section 9.2 (which is intended to and shall inure to the benefit of, and may be enforced by, each Parent Indemnified Party or Equityholder Indemnified Party, as the case may be) and (ii) Section 10.4, Section 10.6(b), Section 10.10(f), this Section 10.13 and Section 10.14 (with respect to the Financing Sources, which shall be express third party beneficiaries of and have the right to enforce such Sections), nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limitation of the right of any Indemnified Party directly to bring and to maintain an action pursuant to Section 9.2 hereof, Parent may make any indemnification claim under, and may bring and maintain any action in respect of, Section 9.2 hereof on behalf of any Parent Indemnified Party.

Section 10.14         Non-Recourse.

(a)            Except for fraud by such Person, no past, present or future Financing Source, or shareholder, partner, member, Representative or Affiliate (other than Parent or Merger Sub) of Parent or Merger Sub (and no Representative of any such Affiliate) shall have any liability for any liabilities of Parent or Merger Sub under this Agreement. Except for Fraud, no past, present or future, stockholder, partner, member, Representative or Affiliate (other than the Key Persons) of any Principal Member (and no Representative of any such Affiliate) shall have any liability for any liabilities of any Principal Member under this Agreement.

(b)            This Agreement may only be enforced against, and any claim or cause of action (whether in contract or in tort, in law or in equity, or granted by statute) based upon, arising out of, or related to this Agreement may only be brought against, the persons who are expressly named as parties hereto and against the Company Members and then only with respect to the specific obligations set forth herein with respect to such person. None of the Financing Sources shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or, in each case, the performance thereof; provided, that in no event shall the foregoing relieve the Financing Sources from any obligations to Parent or Merger Sub (and following the Closing Date, the Company and its Subsidiaries) arising under the Debt Commitment Letter or the Debt Financing Documents.

Section 10.15         Equityholders’ Representative.

(a)            Upon approval of this Agreement pursuant to the LLCA, each of the Company Members shall be deemed to have irrevocably appointed, authorized and directed Shareholder Representative Services LLC to act as of the Closing as such Company Member’s agent, representative, proxy and attorney-in-fact for all purposes in connection with this Agreement and the agreements ancillary hereto, including for the purpose of effecting the consummation of the Transactions and exercising, on behalf of all Company Members, the rights and powers of the Company Members hereunder and thereunder. Without limiting the generality of the foregoing, the Equityholders’ Representative shall have full power and authority, and is hereby directed, for and on behalf of the Company Members, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Equityholders’ Representative hereunder in connection with the Transactions and to exercise such rights, power and authority as are incidental thereto, to represent any Company Member at the Closing, to give or receive any notices required or permitted to be given hereunder and thereunder, to accept service of process on behalf of any Company Members, to execute and deliver, or hold in escrow and release, any exhibits or amendments to this Agreement or any other agreements, certificates, stock powers, statements, notices, approvals, extensions or waivers relating to the Transactions (any such agreements executed by the Equityholders’ Representative, together with this Agreement, the “Representative Agreements”) (it is nevertheless understood and agreed that, notwithstanding anything to the contrary contained in this Section 10.15, each Principal Member (and not the Equityholders’ Representative) shall sign the certificates contemplated by Section 7.2(e) and any exhibit to this Agreement that calls for the signature of such Principal Member and this Section 10.15 shall in no event apply to any Employment Agreement), to conduct or cease to conduct the defense of all claims against any Company Member in connection with this Agreement and to settle all such claims on behalf of all Company Members and exercise any and all rights that the Company Members are permitted or required to do or exercise under Article IX, and in connection with any claim against or by any Company Member under this Agreement. The appointment and agency created hereby is irrevocable, and shall be deemed to be coupled with an interest. The parties hereto acknowledge and agree that, as to all matters arising under this Agreement, the Equityholders’ Representative shall act for and on behalf of the Company Members. When this Agreement provides that a determination or any other action or event is conclusive and binding upon the Company Members, such determination, action or event of the Equityholders’ Representative shall be conclusive and binding upon the Company Members. In addition, the Equityholders’ Representative shall have all such incidental powers as may be necessary or desirable to carry into effect the provisions of this Section 10.15, including, at the expense of the Company Members, to retain attorneys, accountants and other advisors to assist the Equityholders’ Representative in the performance of its or their duties hereunder.

(b)            Subject to the provisions of this Section 10.15(b), the Equityholders’ Representative shall serve as such from the date of Closing until the earlier of its removal or the completion of its obligations hereunder. In the event that the Person who is acting as the Equityholders’ Representative is terminated by the Company Members (which termination shall require the vote or written consent of two-thirds of the Company Members (the “Required Majority”)) or resigns or is otherwise unable or unwilling to continue to serve as the Equityholders’ Representative, or otherwise ceases to be the Equityholders’ Representative, its successor shall be appointed in accordance with this Section 10.15(b). Upon the termination or resignation of any Equityholders’ Representative, the Required Majority shall cause a successor Equityholders’ Representative (and, if necessary, further successor Equityholders’ Representatives) to be appointed before the effective date of such termination or resignation. Any successor to a Equityholders’ Representative shall for purposes of this Agreement be deemed to be, for the time of the appointment thereof, a Equityholders’ Representative and from and after such time, the term “Equityholders’ Representative” as used herein shall be deemed to refer to any successor. No appointment of a successor shall be effective unless such successor agrees in writing to be bound by the terms of this Agreement.

(c)            The Key Persons and Company Members agree that the provisions set forth in this Section 10.15 shall in no way impose any liability or obligation on Parent or Merger Sub other than those explicitly set forth in this Agreement. In particular, notwithstanding any notice received by Parent and Merger Sub to the contrary, Parent and Merger Sub shall be fully protected in relying upon and shall be entitled (i) to rely upon actions, decisions and determinations of the Equityholders’ Representative that the Equityholders’ Representative is entitled to make hereunder and (ii) to assume that all actions, decisions and determinations of the Equityholders’ Representative are fully authorized and binding upon the Equityholders’ Representative and the Company Members.

(d)            Certain Company Members have entered into an engagement agreement (the “Equityholders’ Representative Engagement Agreement”) with the Equityholders’ Representative to provide direction to the Equityholders’ Representative in connection with its services under the Representative Agreements and the Equityholders’ Representative Engagement Agreement (such Company Members, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders’ Representative Group”), shall be liable to the Company Members or Key Persons for any liability, loss, damage, penalty, fine, cost or expense incurred, without gross negligence, willful misconduct or fraud by the Equityholders’ Representative, while acting in good faith and arising out of or in connection with the acceptance or administration of its duties or the exercise of its rights under the Representative Agreements or the Equityholders’ Representative Engagement Agreement. The Equityholders’ Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and shall be entitled to: (i) conclusively rely on the opinions and advice of such Persons, (ii) rely upon the Member Allocation Schedule, (iii) rely upon any signature believed by it to be genuine, and (iv) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Member or other party. The Equityholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Members will indemnify, defend and hold harmless, on the basis of their Pro Rata Percentages, the Equityholders’ Representative Group from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel and experts and their staffs, in connection with seeking recovery from insurers and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Equityholders’ Representative’s execution and performance of the Representative Agreements and the Equityholders’ Representative Engagement Agreement, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence, willful misconduct or fraud of the Equityholders’ Representative, the Equityholders’ Representative will reimburse the Company Members the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, willful misconduct or fraud. If not paid directly to the Equityholders’ Representative by the Company Members, any such Representative Losses may be recovered by the Equityholders’ Representative from (i) the funds in the Representative Expense Fund and (ii) the amounts in the Indemnity Escrow Fund and any other funds that become payable to the Company Members under this Agreement at such time as such amounts would otherwise be distributable to the Company Members; provided, that while this Section 10.15 allows the Equityholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Company Members from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Equityholders’ Representative be required to advance or risk its own funds on behalf of the Company Members or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to the Representative Agreements, the Equityholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders’ Representative shall not be required to take any action unless the Equityholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders’ Representative against the costs, expenses and liabilities which may be incurred by the Equityholders’ Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Members set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholders’ Representative under this Section 10.15. The Company Members acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Equityholders’ Representative or the termination of this Agreement.

(e)            All Representative Losses incurred by the Equityholders’ Representative in performing its duties hereunder shall be paid first from the Representative Expense Fund (to the extent sufficient funds are available therein). The Representative Expense Fund will be used (i) for the purposes of paying directly, or reimbursing the Equityholders’ Representative for, any Representative Losses or third party expenses incurred pursuant to any Representative Agreement or the Equityholders’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Equityholders’ Representative is not providing any investment supervision, recommendations or advice and will not be liable for any loss or diminution of the Representative Expense Fund other than as a result of its gross negligence, willful misconduct or fraud. The Equityholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Equityholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Expense Fund, and has no tax reporting or income distribution obligations. The Company Members will not receive any interest or earnings on the Representative Expense Fund and irrevocably transfer and assign to the Equityholders’ Representative any ownership right that they may otherwise have had in such interest or earnings. Subject to Advisory Group approval, the Equityholders’ Representative may contribute funds to the Representative Expense Fund from any consideration otherwise distributable to the Company Members. As soon as practicable following the completion of the Equityholders’ Representative’s responsibilities, the Equityholders’ Representative will deposit the remaining Representative Expense Fund with the Exchange Agent for distribution to the Company Members in accordance with their respective Pro Rata Percentages.

(f)            In this Section 10.15, to the extent that any Key Person is not also a Company Member, the term Company Member shall include each such Key Person.

Section 10.16         Schedules. The disclosure schedules delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) and by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”), shall each be arranged in sections and subsections corresponding to the numbered section and lettered subsections of this Agreement, and the exceptions and disclosures in each such section and subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall, except as provided in the next sentence, apply only to the correspondingly numbered section and lettered subsection of this Agreement. The information contained in any section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be incorporated by reference in other applicable sections and subsections therein to the extent the applicability of such information to such other sections and subsections is reasonably apparent on its face.

Section 10.17         Privileged Communications.

(a)            Parent agrees, on behalf of itself and, after the Closing, on behalf of the Company, that all communications in any form or format whatsoever between or among any of Orrick, Herrington & Sutcliffe LLP (the “Firm”), the Company, any of the Company Members, or any of their respective Representatives to the extent that they relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Company Members, shall be controlled by the Equityholders’ Representative on behalf of the Company Members and shall not pass to or be claimed by Parent or, following the Closing, the Company. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Equityholders’ Representative and the Company Members, shall be controlled by the Equityholders’ Representative on behalf of the Company Members and shall not pass to or be claimed by any of Parent or, following the Closing, the Company; provided, further, that nothing contained herein shall be deemed to be a waiver by Parent or any of its Affiliates (including, after the Closing, the Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b)            Notwithstanding the foregoing, in the event that a dispute arises between Parent or, after the Closing, the Company, on the one hand, and a third party other than a Company Member or Key Person, on the other hand, Parent or, following the Closing, the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor, following the Closing, the Company may waive such privilege without the prior written consent of the Equityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). In the event that Parent or, following the Closing, the Company is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent shall, unless prohibited by Law, immediately (and, in any event, within five (5) Business Days) notify the Equityholders’ Representative in writing (including by making specific reference to this Section 10.17(b)) so that the Equityholders’ Representative may, at its own expense (on behalf of the Company Members), seek a protective order and Parent agrees to use, at the Equityholders’ Representative’s expense (on behalf of the Company Members), all commercially reasonable efforts to assist therewith.

(c)            To the extent that Privileged Deal Communications maintained by the Firm constitute property of its clients, only the Equityholders’ Representative and the Company Members shall hold such property rights and the Firm shall have no duty to reveal or disclose any such Privileged Deal Communications by reason of any attorney-client relationship between the Firm, on the one hand, and the Company, on the other hand so long as such Privileged Deal Communications would be subject to a privilege or protection if they were being requested in a Claim by an unrelated third party.

(d)            Parent agrees on behalf of itself and, following the Closing, the Company, (i) to the extent that Parent or, after the Closing, the Company receives or takes physical possession of any Privileged Deal Communications, (A) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Company Members or any other Person, of the privileges or protections described in this section, and (B) neither Parent nor, following the Closing, the Company shall assert any claim that any of the Company Members, Key Persons or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any Privileged Deal Communications and (ii) not to seek to obtain the Privileged Deal Communications from the Firm so long as such Privileged Deal Communications would be subject to a privilege or protection if they were being requested in a Claim by an unrelated third party.

[The next page is the signature page]

The parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first written above.

ANI Pharmaceuticals, Inc.

By:	/s/ Nikhil Lalwani
Name: Nikhil Lalwani
Title: President & Chief Executive Officer

NILE MERGER SUB LLC

By:	/s/ Robert Schrepfer
Name: Robert Schrepfer
Title: Authorized person

S-1

Novitium Pharma LLC

By:	/s/ Chad Gassert
Name: Chad Gassert
Title: Chief Executive Officer

Esjay LLC

By:	/s/ Muthusamy Shanmugam
Name: Muthusamy Shanmugam
Title: Manager

Chali Properties LLC

By:	/s/ Chad Gassert
Name: Chad Gassert
Title: Manager

/s/ Chad Gassert
Chad Gassert

/s/ Muthusamy Shanmugam
Muthusamy Shanmugam

/s/ ThorappadiVijayaraj
Thorappadi Vijayaraj

SHAREHOLDER REPRESENTATIVE SERVICES LLC solely in its capacity as Equityholders’ Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director

S-2

EXHIBIT A

CERTAIN DEFINED TERMS

1.            For purposes of the Agreement to which this Exhibit A is attached, the following terms shall have the respective meanings specified below.

“505(b)(2) Products” means the products listed in Exhibit T; provided that this list shall be subject to adjustment both prior to and following the Closing upon mutual agreement of Parent and each of the Key Persons.

“Accounting Principles” means GAAP consistent with the historical assumptions, practices, classifications, policies and methodologies used in the preparation of Parent’s most recent financial statements filed with the SEC.

“Action” means any legal action, claim, complaint, petition, suit, lawsuit, arbitration, investigation or other proceeding, whether civil or criminal, at law or in equity, before any Government Authority.

“Adjustment Amount” means the Closing Net Cash/Debt Amount plus the Closing Net Working Capital Excess or minus the Closing Net Working Capital Shortfall, as the case may be, minus any Closing Company Transaction Expenses. The Adjustment Amount can be a positive or a negative number.

“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, Controls or is Controlled by or is under common Control with such first Person.

“ANDA” means Abbreviated New Drug Application.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Bad Leaver” means any Key Person who (A) is terminated for Cause (as defined in such Key Person’s Employment Agreement), whether during or after the Gross Profit Earn-Out Period, or (B) ceases his or her employment with Parent or any of its Subsidiaries during the Gross Profit Earn-Out Period without Good Reason (as defined in such Key Person’s Employment Agreement).

“Benefit Plan Tax Representations” means to the extent (but only to the extent) related to Liabilities arising in respect of Taxes, the representations and warranties set forth in Sections 4.17(b), (e), (f), (g), (i), (k), (l), (m), (n) and (o) and Sections 4.26(c), (g) and (i).

“Blocked Person” refers to: (a) an individual or entity included in a restricted or prohibited list pursuant to one or more of the Trade Laws; (b) an entity in which one or more Blocked Persons has in the aggregate, whether directly or indirectly, a fifty percent (50%) or greater Equity Interest; or (c) an entity that is controlled by a Blocked Person.

“Business Day” means a day other than Saturday, Sunday or any other day which commercial banks in New York, New York are authorized or required by Law to close.

“Business Intellectual Property” means, collectively, all Owned Intellectual Property and Licensed Intellectual Property, including the Intellectual Property listed in Section 4.15 of the Company Disclosure Schedule.

“Cash” means the amount of cash and cash equivalents of the Company and its Subsidiaries as of the Effective Time and after giving effect to the consummation of the Closing (but disregarding any effect of any action or omission by Parent after the consummation of the Closing), all as determined in accordance with the Accounting Principles; provided, however, that “Cash” shall be reduced by (i) restricted cash, (ii) checks and drafts issued by the Company or any of its Subsidiaries, which checks or drafts have not been cleared and (iii) pending electronic debits by the Company or any of its Subsidiaries.

“Cash Bonus” means any payment to a Cash Bonus Recipient out of the Cash Bonus Pool.

“Cash Bonus Pool” means an amount not to exceed $5,000,000 in the aggregate, payable as set forth in the Company Disclosure Schedule; provided, that such amount shall include the amount of any employer Taxes (including payroll taxes) payable with respect to any payment of a Cash Bonus to a Cash Bonus Recipient.

“Cash Bonus Recipient” means each payee of a Cash Bonus that is an employee of the Company and, prior to the Closing, has entered into a letter agreement with the Company with respect to the payment of such Cash Bonus, provided, that such employee remains employed and such letter agreement remains in full force and effect as of the Closing.

“Cash Merger Consideration” means $89,500,000.

“Cash Merger Consideration Adjustment Escrow Amount” means $4,000,000.

“Cash Merger Consideration Adjustment Escrow Fund” means the escrow fund established under the Escrow Agreement with respect to the Cash Merger Consideration Adjustment Escrow Amount (which shall include any interest, dividends etc.).

“Change of Control Payments” means all bonuses, severance payments and other similar cash benefits that are payable by the Company or its Subsidiaries in connection with, or are triggered by, the Merger or the other Transactions (excluding any such bonuses, severance payments or other similar cash benefits that become due as a result of (i) any action of the Company or any of its Subsidiaries taken prior to the Closing at the written direction Parent or (ii) any action of Parent or one of its Subsidiaries (including the Company and its Subsidiaries following the Effective Time) taken following the Effective Time), any payments required to obtain third-party consents, waivers or approvals in connection with the Merger or the other Transactions under any Contracts to which the Company or any of its Subsidiaries is a party or by which its assets are bound, and all termination, balloon or similar payments resulting from the early termination of any contract, or the repayment of outstanding Debt, in connection with the Merger or the other Transaction, if any. For the avoidance of doubt, to the extent unpaid at the consummation of the Closing, any portion of the Promised Class C Units Bonuses and the Cash Bonuses payable to Incentive Grantees and Cash Bonus Recipients, respectively, shall constitute Change of Control Payments.

“Claim” means, collectively, any claim, action, arbitration, suit, litigation, investigation, inquiry, review, demand, request for information or proceeding.

“Closing Cash Merger Consideration” means the Cash Merger Consideration, plus the applicable Adjustment Amount if it is a positive number or minus the applicable Adjustment Amount if it is a negative number, as the case may be, minus the Cash Merger Consideration Adjustment Escrow Amount, minus the Indemnity Escrow Amount, minus the PPP Loan Escrow Amount, if any, minus the Representative Expense Fund.

“Closing Company Transaction Expenses” means all Transaction Expenses incurred by the Company and its Subsidiaries (including those expressly referred to in Section 10.1) and any Change of Control Payments, in each case as of the consummation of the Effective Time and after giving effect to the consummation of the Merger and the other Transactions.

“Closing Net Cash/Debt Amount” means an amount (which can be a positive or a negative number) equal to the Cash minus the Debt (excluding any indebtedness under the PPP Loan) of the Company and its Subsidiaries, in each case as of the Effective Time and after giving effect to the consummation of the Closing (but disregarding any effect of any action or omission by Parent after the consummation of the Closing), all as determined in accordance with the Accounting Principles.

“Closing Net Working Capital” means the Company’s consolidated current assets (other than Cash) of the Company and its Subsidiaries minus the Company’s consolidated current liabilities (including accrued current Tax liabilities but excluding Debt, Closing Company Transaction Expenses, and accrued and unpaid lease payments in respect of the Facility pursuant to the Facility Lease Agreement) of the Company and its Subsidiaries, in each case as of the Effective Time and after giving effect to the consummation of the Closing (but disregarding any effect of any action or omission by Parent after the consummation of the Closing), all as determined in accordance with the Accounting Principles. A sample calculation of Closing Net Working Capital is set forth in Exhibit R.

“Closing Net Working Capital Excess” means the amount by which (i) the Closing Net Working Capital exceeds (ii) the sum of (A) the Target Working Capital and (B) the Collar Amount.

“Closing Net Working Capital Shortfall” means the amount by which (i) the Target Working Capital exceeds (ii) the sum of (A) the Closing Net Working Capital and (B) the Collar Amount.

“Collar Amount” means (i) if the Closing occurs prior to June 1, 2021: $400,000, (ii) if the Closing occurs between June 1, 2021 and September 30, 2021 (inclusive): $500,000, and (iii) if the Closing occurs from and after October 1, 2021: $750,000.

“Company Agreements” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may otherwise be bound or affected.

“Company Class A Common Unit” means a “Class A Unit” as defined in the Company LLC Agreement.

“Company Class B Common Unit” means a “Class B Unit” as defined in the Company LLC Agreement.

“Company Class C Common Unit” means a “Class C Unit” as defined in the Company LLC Agreement.

“Company Fundamental Representations” means, collectively, the representations and warranties contained in Section 4.1 (Organization and Good Standing) (other than insofar as it relates to foreign qualification), Section 4.2 (Subsidiaries), Section 4.3 (other than subsection (d)(ii) through (v) thereof) (Authorization; Valid and Binding Agreement; No Breach), Section 4.4 (Capitalization), the first sentence of Section 4.7 (Absence of Certain Developments) and Section 4.27 (Brokerage).

“Company Interests” means, collectively, the Company Class A Common Units, Company Class B Common Units and Company Class C Common Units.

“Company LLC Agreement” means that certain Amended and Restated Operating Agreement of Novitium Pharma LLC, made as of September 21, 2016 by and among the Company and its members, as amended by that certain Amendment No. 1 to Amended and Restated Operating Agreement of Novitium Pharma LLC, dated as of September 20, 2017 by and among the Company and its members, as further amended by that certain Amendment No. 2 to Amended and Restated Operating Agreement of Novitium Pharma LLC, dated as of January 26, 2021 by and among the Company and its members and as further amended by that certain Amendment No. 3 to Amended and Restated Operating Agreement of Novitium Pharma LLC, dated as of February 26, 2021 by and among the Company and its members.

“Company Material Adverse Effect” means any circumstance, state of facts or matters, change, event, occurrence, action or omission that has or is reasonably likely to have or result in a material adverse effect on (a) the business, results of operation, EBITDA, operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company, the Key Persons or the Company Members to perform their respective obligations under this Agreement or any of the other Transaction Documents to which any of them is a party; provided, however, that, in the case of subclause (a) above, a “Company Material Adverse Effect” shall not be deemed to mean or include any such circumstance, state of facts or matters, change, event, occurrence, action or omission to the extent arising as a result of: (i) general changes or developments in the industries in which the Company and its Subsidiaries operate; (ii) changes after the date of this Agreement in Laws of general applicability or interpretations thereof by courts or other Government Authorities; (iii) any change to the United States economy in general or global economic condition; (iv) any natural disaster, epidemic or pandemic (including COVID-19), acts of nature or change in climate; (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; or (vi) actions of the Company or any Subsidiary thereof that Parent has expressly requested in writing, except, in the case of each of clauses (i) through (v), to the extent those circumstances, states of facts or matters, changes, events, occurrences, actions or omissions disproportionately impact (relative to similarly situated businesses) the business, results of operation, EBITDA, operations or financial condition of the Company and its Subsidiaries taken as a whole.

“Company Members” means the holders of Company Interests.

“Confidential Intellectual Property” means (a) all confidential, proprietary, non-public or sensitive Proprietary Information constituting Business Intellectual Property, and (b) any Personal Data of any Person in the possession, custody or control of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries have access.

“Contract” means any agreement, contract, commitment, instrument other legally binding undertaking or arrangement, whether written or oral.

“Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise; provided, that such power shall conclusively be presumed to exist upon possession of beneficial ownership, or the power to direct the voting, of Voting Securities entitling to more than fifty percent (50%) of the voting rights of such Person.

“Controlled Substance” means any substance set forth in 21 U.S.C. § 812, and/or attendant federal or state regulations, including but not limited to, 21 C.F.R. Part 1308.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks

“DEA” means the United States Drug Enforcement Administration.

“Debt” means the following Liabilities of the Company or any of its Subsidiaries, without duplication, calculated using the Accounting Principles: (a) all of the indebtedness for borrowed money of the Company or any of its Subsidiaries, or advances to the Company or any of its Subsidiaries (whether contingent or not and whether secured or unsecured, and including any loans under the Small Business Association’s Paycheck Protection Program, unless forgiven), or indebtedness or advances issued to or incurred by the Company or any of its Subsidiaries in substitution or exchange for any such indebtedness for borrowed money or advances, (b) all notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money of such Person, including all obligations of the Company or any of its Subsidiaries evidenced by notes, bonds, debentures or similar instruments (other than trade accounts payable in the Ordinary Course and not past due for more than ninety (90) days after the date on which such trade account was created), (c) leases categorized as “capital leases” under GAAP, (d) all indebtedness of the Company or any of its Subsidiaries created or arising under any conditional sale, other title retention agreement, deferred purchase price of property or services or earn-out or similar obligation (assuming the maximum payable), other than with respect to the arrangement set forth on Section 4.6 of the Company Disclosure Schedule, (e) all outstanding obligations (contingent or otherwise) of the Company or any of its Subsidiaries under acceptance, letter of credit or similar facilities or under surety or other performance bonds, (f) all obligations in respect of dividends or other distributions (in cash or in kind) with respect to any Equity Interests of such Person, (g) all obligations of the Company or any of its Subsidiaries to purchase, redeem, retire, defease or otherwise acquire for value any Equity Interests of such Person or any warrants, rights or options to acquire such Equity Interests, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all loans to the Company or any of its Subsidiaries by any of its suppliers and any penalties payable by such Person to any such supplier, (i) any obligations of the Company or any of its Subsidiaries under interest rate or currency swap transactions, to the extent payable if terminated, (j) all obligations of any Person of the type described in clauses (a) through (i) above guaranteed, directly or indirectly, in any manner by the Company or any of its Subsidiaries, including interest and penalties thereon, (j) all obligations of any Person of the type described in clauses (a) through (i) above secured by (or for which the obligor has an existing right, contingent or otherwise, to be secured by) any Lien on assets or property of the Company or any of its Subsidiaries, (k) any prepayment premiums, accrued interest, fees and expenses relating to any of the foregoing items. Without limitation of the foregoing, “Debt” shall include all fees, costs and other expenses incurred in connection with the repayment at or prior to the consummation of the Closing of any obligations described in clauses (a) through (k) above.

“Debt Commitment Letter” means the debt commitment letter, dated the date hereof, together with any related fee letters (with pricing, other economic and “market flex” terms redacted), in each case, as amended, restated, supplemented or replaced from time to time, pursuant to which the Financing Sources party thereto have agreed to provide or cause to be provided the debt financing set forth therein for the purposes of financing the Transactions, including payment of the Final Cash Merger Consideration.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter and/or any other debt or preferred equity financing the proceeds of which will be used for the purposes of financing the Transactions, including payment of the Final Cash Merger Consideration.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed or otherwise contemplated by the Debt Commitment Letter; (b) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter or reasonably requested by Parent or its Financing Sources; (c) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; and (d) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are reasonably requested by Parent or its Financing Sources.

“Determination Date” means the respective first date on which the Final Net Cash/Debt Amount, Final Net Working Capital and/or the Final Company Transaction Expenses, as the case may be, have been determined pursuant to Section 1.9 of this Agreement.

“EBITDA” means, for any Person for any period, the “Adjusted non-GAAP EBITDA,” of such Person calculated in a manner consistent with the calculation of “Adjusted non-GAAP EBITDA” set forth in Parent’s earnings release, dated November 5, 2020, attached as Exhibit 99.1 to that certain Current Report on Form 8-K filed with the SEC on November 5, 2020.

“Eligible Person” means Chad Gassert, Muthusamy Shanmugam or any other individual reasonably acceptable to the Board.

“Environmental Laws” means all applicable Laws relating to: (a) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); (b) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material; (c) liability for personal injury or property damage arising out of the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling, emission, discharge, release, threatened release, or presence of Hazardous Materials; (d) remediation, reclamation or restoration of real property (whether or not owned, leased or used by the Company or any of its Subsidiaries); and (e) workplace health and safety and protection of employees from workplace hazards to the extent related to exposure to Hazardous Materials, and all Environmental Permits. For the avoidance of doubt, Environmental Laws are not intended to include the FDC Act or other Laws applicable to the Products, or active pharmaceutical ingredients, any intermediates or bulk products used to produce Products (except in each case if disposed of as wastes or off-specification products).

“Environmental Permits” means the Permits required under Environmental Laws to operate the business of the Company and its Subsidiaries.

“Equity Interests” means all (i) shares, units of membership interests, partnership interests, joint venture interests, participations or equivalents (however designated) of a Person, (ii) other ownership interests of such Person, (iii) phantom equity interests, stock appreciation rights, swaps and other derivatives of any of the foregoing and (iv) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“Equity Issuances” means, collectively, (i) the issuance of the Restricted Shares and (ii) the Preferred Stock Issuance.

“Escrow Agent” means Wells Fargo Bank, N.A. or such other escrow agent of national recognition as Parent and the Equityholders’ Representative may reasonably agree to.

“Escrow Agreement” means the Escrow Agreement in respect of the Cash Merger Consideration Adjustment Escrow Fund and the Indemnity Escrow Fund among Parent, the Equityholders’ Representative and the Escrow Agent substantially in the form attached to this Agreement as Exhibit M.

“Estimated Cash Merger Consideration” means the Closing Cash Merger Consideration, provided, that all references to Closing Net Cash/Debt Amount, Closing Net Working Capital and Closing Company Transaction Expenses in the definition of Adjustment Amount (and in the definitions of Closing Net Working Capital Excess and Closing Net Working Capital Shortfall, as applicable) shall be replaced by Estimated Net Cash/Debt Amount, Estimated Net Working Capital and Estimated Company Transaction Expenses, respectively.

“Estimated Company Transaction Expenses” means the good faith estimate by the Company of Closing Company Transaction Expenses pursuant to Section 1.9(a).

“Estimated Net Cash/Debt Amount” means the good faith estimate by the Company of the Closing Net Cash/Debt Amount determined in accordance with Section 1.9(a).

“Estimated Net Working Capital” means the good faith estimate by the Company of the Closing Net Working Capital determined in accordance with Section 1.9(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent Agreement” means the Exchange Agent Agreement to be entered into by Parent and the Exchange Agent prior to the Closing Date, in form and substance reasonably agreeable to Parent and the Company.

“Existing Pipeline ANDAs” means ANDAs in respect of the products set forth on Exhibit S.

“Export Laws” means the Export Administration Regulations and the International Traffic in Arms Regulations.

“Facility” means the facility located at 70 Lake Drive, East Windsor, New Jersey 08520 and currently used by the Company under the Facility Lease Agreement.

“Facility Lease Agreement” means the Lease Agreement between Real Estate Seller and the Company, dated January 1, 2021, regarding the Facility.

“Facility Representations” means the representations and warranties contained in Section 4.8 in respect of the Facility.

“Facility Lease Termination Agreement” means the termination agreement in respect of the Facility Lease Agreement between the Company and the Real Estate Seller, in the form attached hereto as Exhibit H.

“FDA” means the United States Food and Drug Administration.

“FDA Approval” means final regulatory approval by the FDA to distribute, market and sell a drug.

“FDA Filing” means a filing of an application for FDA Approval, provided, that such filing is accepted by the FDA.

“FDC Act” means the federal Food, Drug, and Cosmetic Act, as amended, and all regulations and Orders and Permits issued pursuant thereto.

“Final Cash Merger Consideration” means the Closing Cash Merger Consideration, provided, that all references to Closing Net Cash/Debt Amount, Closing Net Working Capital and Closing Company Transaction Expenses in the definition of Adjustment Amount (and in the definitions of Closing Net Working Capital Excess and Closing Net Working Capital Shortfall, as applicable) shall be replaced by Final Net Cash/Debt Amount, Final Net Working Capital and Final Company Transaction Expenses, respectively.

“Final Company Transaction Expenses” means Closing Company Transaction Expenses as finally determined pursuant to Section 1.9(c) or Section 1.9(d), as the case may be.

“Final Net Cash/Debt Amount” means Closing Net Cash/Debt Amount as finally determined pursuant to Section 1.9(c) or Section 1.9(d), as the case may be.

“Final Net Working Capital” means Closing Net Working Capital as finally determined pursuant to Section 1.9(c) or Section 1.9(d), as the case may be.

“Financing Sources” means the Persons that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing (including, without limitation, the Persons that are party to the Debt Commitment Letter, including any amendments thereto) or other financings in connection with the Merger and the other Transactions, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates and their affiliates’ officers, directors, employees, attorneys, partners (general or limited), controlling parties, shareholders, advisors, members, managers, accountants, consultants, agents, representatives and funding sources involved in the Debt Financing and their respective successors and permitted assigns.

“Foreign Government Authority” means any Government Authority of a nation other than the United States.

“Fraud” means common law fraud (under Delaware law) in the making of a representation or warranty contained in this Agreement or any other Transaction Document.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Authority” means supranational, national, state, provincial, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental body or arbitral tribunal, panel or body.

“Gross Profit” means net sales minus costs of goods sold (in each case as determined in accordance with the Accounting Principles).

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Group Tax Return” means any affiliated, combined, consolidated, unitary or similar group Tax Return that includes Parent.

“Hazardous Materials” means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is defined, listed or identified as hazardous (including “hazardous substances” or “hazardous wastes”), “toxic”, a “pollutant” or a “contaminant” pursuant to any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon, petroleum (including its derivatives, by-products or other hydrocarbons); and any other hazardous or toxic substance which is subject in any respect to any Environmental Law. For the avoidance of doubt, as used herein, “Hazardous Materials” is not intended to apply to any Product or active pharmaceutical ingredients, any intermediates or bulk products used to produce Products (except in each case if disposed of as wastes or off-specification products).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and rules and regulations promulgated thereunder.

“Incentive Grantee” has the meaning set forth in the Company Disclosure Schedule.

“Indemnity Escrow Amount” means $800,000.

“Indemnity Escrow Fund” means the escrow fund established under the Escrow Agreement with respect to the Indemnity Escrow Amount (which shall include any interest, dividends etc.).

“Indian Intercompany Loan” means that certain intercompany loan, dated as of December 29, 2017, granted by the Company to the Indian Subsidiary in an aggregate principal amount of ₹20,000,000 Indian Rupees.

“Indian Subsidiary” means Novitium Labs Private Limited, a private company limited by shares under the laws of India.

“Insider” means:

(a)            any Key Person, Company Member or any manager or officer of the Company or any of its Subsidiaries;

(b)            with respect to a particular individual: (i) each Relative of such individual; (ii) any entity that is an Affiliate of such individual or one or more Relatives of such individual; and (iii) any entity with respect to which such individual or one or more Relatives of such individual serves as a director, officer, partner, executor, or trustee (or in a similar capacity); and

(c)            with respect to a specified Person that is not an individual, any entity that is an Affiliate of such Person; provided, however, that none of the Company’s Subsidiaries shall be deemed to be an Insider of the Company.

“Intellectual Property” means the following as such may exist or be created in any jurisdiction worldwide (a) all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, 800 numbers, Internet domain names, URLs, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing and/or the business connected with the use of and symbolized by the foregoing; (b) all copyrights, author’s rights, moral rights and copyrightable subject matter and all other works of authorship, whether or not published and whether or not registered, and all applications and registrations therefor; (c) all patents, applications for patents and statutory invention registrations, including reissues, divisions, provisionals, non-provisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of the foregoing; (d) all Software; (e) all designs, design registrations and design registration applications; (f) all rights in databases and data collections (including design databases, knowledge databases and customer databases); (g) all trade secrets and confidential or Proprietary Information; (h) all other proprietary information and intellectual property in all forms and media, and all goodwill associated therewith, and whether or not subject to patent, copyright, trademark, design or other intellectual property registration or classification, now known or hereafter recognized in any jurisdiction worldwide; (i) all rights pertaining to the foregoing, including those arising under international treaties and convention rights; (j) all rights and powers to assert, defend and recover title to any of the foregoing; (k) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; (l) all proceeds, income, royalties, damages and payments now and/or hereafter due and payable under and/or in respect of all of the foregoing (including with respect to past, present or future infringement or violation thereof); and (m) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing.

“IRS” means the Internal Revenue Service.

“ISRA” means the Industrial Site Recovery Act, N.J. Stat. Ann. section 13:1K-6 et seq. and N.J.A.C. 7:26B.

“IT Systems” means information technology, computing, networking and communications systems, resources, equipment and information, including (a) mainframe, midrange, server, distributed or hosted computing and other equipment, (b) personal computers, laptop computers, mobile devices and workstations, (c) voice/video, telecommunications, productivity, remote communications and network equipment, (d) associated attachments, features, accessories, peripheral devices, wiring and cabling, and (e) Software.

“Knowledge of the Company” means, with respect to the Company, the actual knowledge of the Key Persons and George Schwab after inquiry of their direct reports, or any one of the foregoing.

“Law” or “Laws” means all statutes, codes, ordinances, decrees, rules, regulations, standards, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, injunctions, decisions, or rulings of any Government Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity, binding on the Person referred to in the context in which such word is used.

“Letter of Transmittal” means a letter of transmittal in form and substance reasonably acceptable to Parent and the Company.

“Liabilities” means any and all debts, liabilities (including Tax liabilities), financial commitments and other financial obligations, whether accrued or otherwise, known or unknown, fixed or contingent, matured or unmatured, determined or determinable, direct or indirect or due or to become due, including those arising under any applicable Action, Law, Order or Contract.

“Licensed Intellectual Property” means all Intellectual Property licensed or otherwise made available, in whole or in part to the Company or any of its Subsidiaries by any Person.

“Lien” means any lien (including Tax liens), charge, claim, pledge, security interest, conditional sale agreement or other title retention agreement, lease, mortgage, security agreement, right of first refusal, option, restriction, tenancy, license, covenant, right-of-way, easement or other encumbrance (including the filing of, or agreement to give, any financing statement under the UCC or any other Law of any jurisdiction).

“LLCA” means the Limited Liability Company Act of Delaware, as amended from time to time.

“Losses” means any and all diminution in value, losses, damages, Actions, Taxes or Liabilities (including those arising out of any Action (including with respect to any Third Party Claim), such as any settlement or compromise thereof or Order or award therein) and any fees, costs and expenses related thereto, including interest, fines, penalties, fees, disbursements and amounts paid in settlement (including any reasonable attorney’s fees), including, for the avoidance of doubt, any fees, costs and expenses arising out of or in connection with the Indemnified Party’s defense of any Third Party Claim; provided, that Losses shall exclude (a) any consequential or speculative damages that are not reasonably foreseeable and (b) any punitive or exemplary damages, except, in each case to the extent actually awarded to a third party in respect of any Third Party Claim.

“Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date hereof and throughout and on the last day of which (a) Parent has received from the Company all Required Information and (b) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) shall be satisfied or waived; provided, however, that (i) the Marketing Period in any event shall end on any earlier date on which all of the Debt Financing has been funded, (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) consecutive Business Day period, (A) the independent public accountants of the Company shall have withdrawn their audit opinion with respect to any audited financial statements included in the Required Information, in which case such twenty (20) consecutive Business Day period shall not commence unless and until a new unqualified audit opinion is issued with respect to such audited financial statements by the independent public accountant of the Company or another independent public accounting firm of recognized national standing or (B) the Company or its independent public accountants shall have announced any intention to restate any financial statements included in the Required Information, in which case such twenty (20) consecutive Business Day period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company or its independent public accountants, as applicable, has announced that it has concluded that no restatement shall be required in accordance with GAAP, and (iii) if at any time the Company shall believe in good faith that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information shall be deemed to have been satisfied as of the date of such delivery of such Required Information as has been identified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three (3) Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which portion of the Required Information that the Company has not delivered).

“Member Allocation Schedule” means the schedule attached as Exhibit N.

“Net Profit” means Gross Profit minus sales and marketing costs (as determined in accordance with the Accounting Principles).

“Novitium Portfolio” means Section 4.14(c) of the Company Disclosure Schedule; provided that this list shall be subject to adjustment both prior to and following the Closing upon mutual agreement of Parent and each of the Key Persons.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Order” means any judgment, order, award, injunction (whether temporary, preliminary or permanent), decree, ruling, verdict, writ, settlement or other decision issued, promulgated or entered by or with any Government Authority or any arbitrator.

“Ordinary Course” means, with respect to an action taken by a Person:

(a)          such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b)          such action is not required to be authorized by the board of directors (or similar governing body) or equityholders of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

(c)          such action is consistent with the representations and warranties in Sections 4.7 and 4.19(a), including any disclosures made against such representations and warranties.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Parent Class C Special Stock” means the class C special stock of Parent, par value $0.0001 per share.

“Parent Common Stock” means the common stock of Parent, par value $0.0001 per share.

“Parent Confidential Information” means any and all confidential, proprietary or Trade Secret information of Parent or its Controlled Affiliates not within the public domain, whether disclosed, directly or indirectly, verbally, in writing (including electronically) or by any other means in tangible or intangible form, applicable to or in any way related to: (i) the present or future business activities, products and services, and customers of the Parent or its Controlled Affiliates; (ii) the research and development of Parent or its Controlled Affiliates; or (iii) the business of any customers or suppliers of Parent or its Controlled Affiliates. Such Parent Confidential Information includes the following property or information of Parent or its Controlled Affiliates, by way of example and without limitation, trade secrets, processes, formulas, data, program documentation, customer lists, pricing information, designs, drawings, algorithms, source code, object code, technology, formulae, models, know-how, improvements, pharmaceutical drug and/or devise technologies, inventions, licenses, techniques, all plans or strategies for marketing, development and pricing, government filings and/or reports, inventions, research, development, schematics, designs, test methods and samples, documents, agreements, business plans, financial statements, profit margins and all information concerning existing or potential clients, suppliers or vendors. Parent Confidential Information also means all similar information disclosed to Parent or its Controlled Affiliates by third parties that is subject to confidentiality obligations.

“Parent Fundamental Representations” means Section 5.1 (Organization and Good Standing) (other than insofar as it relates to foreign qualification), Section 5.2 (other than subsection (d)(ii) through (v) thereof) (Authorization; Valid and Binding Agreement; No Breach), Section 5.3 (Capitalization) and Section 5.5 (Absence of Certain Developments).

“Parent Material Adverse Effect” means any circumstance, state of facts or matters, change, event, occurrence, action or omission that has or is reasonably likely to have or result in a material adverse effect on (a) the business, results of operation, EBITDA, operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (b) the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or any of the other Transaction Documents to which any of them is a party; provided, however, that, in the case of subclause (a) above, a “Parent Material Adverse Effect” shall not be deemed to mean or include any such circumstance, state of facts or matters, change, event, occurrence, action or omission to the extent arising as a result of: (i) general changes or developments in the industries in which Parent and its Subsidiaries operate; (ii) changes after the date of this Agreement in Laws of general applicability or interpretations thereof by courts or other Government Authorities; (iii) any change to the United States economy in general or global economic condition; (iv) any natural disaster, epidemic or pandemic (including COVID-19), acts of nature or change in climate; (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, except, in the case of each of clauses (i) through (v), to the extent those circumstances, states of facts or matters, changes, events, occurrences, actions or omissions disproportionately impact (relative to similarly situated businesses) the business, results of operation, EBITDA, operations or financial condition of Parent and its Subsidiaries taken as a whole.

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.0001 per share.

“Parent Product” means any pharmaceutical product in respect of which Parent or any of its Subsidiaries (i) holds an ANDA (whether dormant or commercialized) or (ii) has placed the exhibit batch on stability at any time and from time to time during the Term, including:

(a)          for a period of ten (10) years from the Closing Date, Achtar Gel or a Cortisol release NDA or sNDA program for a previously approved NDA for a Cortisol release product or Cortrophin (including any drug that could compete with Cortrophin), including products sourced from animal or synthetic origin that include ACTH-(1-39), ACTH-(1-24) or N25D-ACTH(1-39); and

(b)          the following products acquired through Parent’s acquisition of BioSante:

(i)	LibiGel;

(ii)	GVAX;

(iii)	Cold Genesys; and

(iv)	Elestrin.

“Parent SEC Documents” means, collectively, all reports, schedules, forms, definitive proxy statements, registration statements, prospectuses, schedules and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act.

“Pass-Through Income Tax Return” means any income Tax Return of a Group Company involving Pass-Through Taxes.

“Pass-Through Taxes” means any Taxes of the Company and its Subsidiaries that are primary payable by the Company Members (rather than by the Group Company itself).

“Permit” means any approval, permit, certification, authorization, license, registration, certificate or other similar authorization from any Government Authority.

“Permitted Liens” means: (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings to the extent an adequate reserve for the underlying Tax Obligation was reflected (if required to be so reflected) in the Final Net Cash/Debt Amount or Final Net Working Capital (or, prior to the Determination Date, the Estimated Net Cash/Debt Amount or Estimated Net Working Capital, respectively); and (b) statutory Liens or other Liens arising by operation of law, including mechanics’, carriers’, workers’, repairers’ and similar Liens, in each case arising or incurred in the Ordinary Course with respect to amounts not yet due and payable or being contested in good faith by appropriate proceedings with respect to which a reserve including such amounts is reflected in Final Net Working Capital (or, prior to the determination of Final Net Working Capital, Estimated Net Working Capital).

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization, limited liability company, estate, association, joint stock company, company other form of business or legal entity or Government Authority.

“Personal Data” means any information (including a Person’s name, physical address, telephone number, e-mail address, gender, photograph, social security number, tax identification number, payment card number, bank account information and other financial information, customer or account numbers, codes and passwords, IP address, drivers license, geographic location, family members, platform or transaction history, persistent identifier, order and purchase histories, platform behavior, conduct, preferences, demographic data and any other analytics, data and information) which, whether alone or in combination with other information, identifies or is associated with an identified natural Person.

“Post-Closing Tax Period” means any taxable period or portion of a taxable period beginning after the Closing Date and, in the case of a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“PPP Lender” means Peapack-Gladstone Bank.

“PPP Loan” means the loan obtained by the Company pursuant to that certain Note, dated April 14, 2020, between the Company and the PPP Lender.

“PPP Loan Escrow Agreement” means the Escrow Agreement in respect of the PPP Loan Escrow Fund, to be entered into by the Company and the PPP Lender (or its designee) on or about the Closing Date, in form and substance reasonably agreeable to Parent and the Company.

“PPP Loan Escrow Amount” means an amount equal to the outstanding principal balance and accrued interest in respect of the PPP Loan to the extent not forgiven as of the Effective Time.

“PPP Loan Escrow Fund” means the escrow fund established under the PPP Loan Escrow Agreement with respect to the PPP Loan Escrow Amount (which shall include any interest, dividends etc.).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (a) any Taxes of, imposed on or with respect of any Group Company attributable to any Pre-Closing Tax Period, including (i) any imputed underpayments and related interest, penalties and additions to Taxes imposed pursuant to Section 6225 of the Code or any similar provision of any state, local or non-U.S. Law, (ii) any Pass-Through Taxes, and (iii) any Taxes imposed on Parent or any of its Subsidiaries arising as a result of inclusions under Section 951 or 951A of the Code with respect to earnings of each Group Company that is a controlled foreign corporation within the meaning of Section 957 of the Code for the portion of the year ending of the day on the Closing Date (b) any Taxes of any other Person imposed on any of the Group Companies (i) by reason of being a member of an affiliated, consolidated, combined or unitary group in existence on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, (ii) as a result of any Contract (including any Tax sharing, indemnity or allocation agreement or arrangement, other than any agreement or arrangement entered into in the Ordinary Course the purpose of which is not primarily related to Taxes), or (iii) as a transferee or successor, or otherwise under applicable Law, and (c)  the Company Members’ share of Transfer Taxes described in Section 6.6(e) to the extent that such Transfer Taxes are not taken into account in Final Company Transaction Expenses.

“Preferred Stock Issuance” means the issuance of shares of convertible preferred stock of Parent to one or more investors with aggregate proceeds to Parent not to exceed $25 million.

“Privacy Agreements” means data and privacy related policies (e.g., privacy policies, acceptable use policies, terms of service, platform terms, etc.) and other Contracts in effect between the Company or any of its Subsidiaries, on the one hand, and any customers, clients, licensees, end users or any other Persons, on the other hand, that are applicable to or otherwise implicate any collection, protection, storage, processing, transfer, administration, review, monitoring, use or disclosure of Personal Data.

“Privacy Laws” means all Laws concerning or otherwise applicable to the collection, protection, storage, processing, transfer, administration, review, disposal, monitoring, use or disclosure of Personal Data, including the General Data Protection Regulation (EU) 2016/679.

“Pro Rata Percentage” means the percentage set forth opposite the applicable Company Member’s name on the Member Allocation Schedule.

“Product” means any item produced by the Company for commercial sale to third parties that is regulated pursuant to the FDC Act, the Controlled Substances Act or the Generic Drug Enforcement Act of 1992.

“Promised Class C Units Bonus” has the meaning set forth in the Company Disclosure Schedule.

“Promised Incentive Grants” has the meaning set forth in the Company Disclosure Schedule.

“Proprietary Information” means proprietary information, including inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, testing information, processes and techniques, research and development information, methods, formulations, drawings, specifications, designs, algorithms, plans, proposals, financial information, improvements, discoveries, ideas, developments, data, processes, techniques, manuals, instructions, blueprints, plans, descriptions, financial, technical, marketing and business data, sales, plans, pricing and cost information, vendor, customer, distributor, end user and supplier lists, Personal Data, prospect lists, projections, analyses and copies and tangible embodiments of all of the foregoing, in whatever form or medium.

“Proxy Statement” means the proxy statement of the Parent for the purpose of approving such matters in connection with the transactions contemplated herein, including the Equity Issuances, to the extent the Parent determines necessary pursuant to the Exchange Act and the rules or regulation thereunder and under the listing rules of Nasdaq at the Parent Stockholders Meeting.

“Real Estate Permitted Liens” means: (i) unpaid real estate taxes for the year 2021 which are not yet due and payable; (ii) unpaid water and sewer charges which are not yet due and payable; (iii) those matters disclosed by the survey prepared by Crest Engineering Associates Inc., dated September 25, 2018, with respect to the Facility; (iv) with respect to the Facility, those exceptions shown on the Proforma Policy; (v) zoning, entitlement, building codes and other land use Laws; (vi) with respect to the Company Leased Real Property easements, rights, covenants, conditions and restrictions, and other matters of record; (vii) matters shown or which would have shown on a current ALTA/NSPS survey of the Company Leased Real Property with all Table A requirements; (viii) statutory, common law or contractual liens of landlords for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings; (ix) in the case of the Company Leased Real Property, any Liens in respect of the landlord’s fee or freehold interest in the underlying real property; and (x) with respect to the Owned Real Property, the Real Estate Permitted Liens

“Real Estate Transfer Agreement” means the Real Estate Transfer Agreement between the Real Estate Buyer and the Real Estate Seller, in the form attached hereto to as Exhibit G.

“Registration Rights Schedule” means the Registration Rights Schedule in respect of the Restricted Shares attached to this Agreement as Exhibit Q.

“Relative” of a Person means such Person’s spouse, such Person’s parents, sisters, brothers, lineal descendants and the spouses of the foregoing, and any other relative that is a member of the immediate household of such Person.

“Remedial Action” means all action required under applicable Laws: (x) to cleanup, remove, treat or in any other way remediate any Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities with respect to Hazardous Materials.

“Representative Expense Fund” means $250,000 deposited at Closing with the Equityholders’ Representative for the purposes set forth in Section 10.15.

“Representatives” of any Person mean such Person’s officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives.

“Required CapEx” means capital expenditures that are required for one specific product in the Novitium Portfolio or among the 505(b)(2) Products, as applicable, and that will not be used for any other product (as determined in accordance with the Accounting Principles). For the avoidance of doubt, (a) capital expenditures for facility and capacity expansion that are not required for one specific product in the Novitium Portfolio or among the 505(b)(2) Products shall not constitute Required CapEx and (b) NDA and ANDA filing fees shall not constitute Required CapEx.

“Required Information” means the financial statements relating to the Company and its Subsidiaries identified in clauses (c) and (d) of paragraph 4 of Exhibit C of the Debt Commitment Letter and such other information relating to the Company and its Subsidiaries reasonably requested by Parent and necessary pursuant to clause (y) of paragraph 11 of Exhibit C of the Debt Commitment Letter.

“Requisite Company Members” means Company Members representing in the aggregate the holders of ninety-five percent (95%) of the Company Interests.

“Restricted Shares” means an aggregate of 2,466,667 shares of Parent Common Stock.

“RWI Exclusions” means the exclusions and qualifications set out in Section 3.01(j), (l), (m), (n) and (p) of the RWI Insurance Policy.

“Sanctions” means any sanctions administered or enforced by OFAC, the European Union, Her Majesty’s Treasury, or any other sanctions authority existent within a country in which Group Companies operate.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Event” means (i) the entry into a definitive agreement providing for, directly or indirectly, (x) any acquisition or purchase by any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than by the Key Persons or any of their respective Affiliates, of securities representing or convertible into fifty percent (50%) or more of the then outstanding voting securities of Parent or any of its Subsidiaries, (y) any merger, consolidation, business combination or similar transaction involving Parent or any of its Subsidiaries pursuant to which the stockholders of Parent immediately preceding such transaction will hold less than fifty percent (50%) of the outstanding voting securities of the surviving or resulting entity of such transaction; or (z) any sale, lease, exchange, transfer, license or disposition of all or a majority of the consolidated assets of Parent and its Subsidiaries (any of the transactions described in the foregoing clauses (x), (y) or (z), an “Acquisition Transaction”) or (ii)  commencement or other public announcement by a person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Key Persons or any of their respective Affiliates, of a tender offer or exchange offer which, if consummated, would constitute an Acquisition Transaction (a “Tender Offer”).

“Software” means all (a) software, firmware, middleware, computer programs, applications, interfaces, tools, operating systems, software code of any nature (including all object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all processes, technical data, scripts, algorithms, APIs, subroutines, techniques, procedures, screens, report formats, templates, menus, buttons, icons and user interfaces, (b) electronic data, databases and data collections, and (c) documentation, including user manuals, technical manuals, programming comments, descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, and training materials, relating to any of the foregoing.

“Specified Auditor Assistance” means (a) providing customary “comfort letters” (including customary “negative assurances” and change period comfort) for a public registration statement, a private placement transaction or the financial statements included in the Required Information and assistance with the due diligence activities of the Financing Sources, (b) (c) providing consent to offering memoranda that include or incorporate the Company’s consolidated financial statements and the notes thereto and audit reports, (c) providing customary consents to references to the auditor as an expert in any public registration statement, and (d) attending accounting due diligence sessions in connection with the Debt Financing.

“Subsidiary” means any Person at least fifty percent (50%) of the outstanding Voting Securities of which is owned or controlled, directly or indirectly, by the Company.

“Target Working Capital” means (i) if the Closing occurs prior to June 1, 2021: $19,308,000, (ii) if the Closing occurs between June 1, 2021 and June 30, 2021 (inclusive): $21,651,000, (iii) if the Closing occurs between July 1, 2021 and July 31, 2021 (inclusive): $23,994,000, (iv) if the Closing occurs between August 1, 2021 and August 31, 2021 (inclusive): $26,337,000, (v) if the Closing occurs between September 1, 2021 and September 30, 2021: (inclusive), $28,680,000, (vi) if the Closing occurs between October 1, 2021 and October 31, 2021 (inclusive): $29,100,667, (vii) if the Closing occurs between November 1, 2021 and November 30, 2021 (inclusive): $29,521,333 and (viii) if the Closing occurs from and after December 1, 2021: $29,942,000.

“Tax” or Taxes” means (i) all Federal, state, local, and foreign taxes, and other charges, duties or assessments of any kind whatsoever in the nature of a tax (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Taxing Authority, and (ii) any liability in respect of the items described in clause incurred under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee, indemnitor or successor, by Contract, or otherwise.

“Tax Audit” means any audit, assessment, or other examination relating to Taxes by any Taxing Authority or any judicial or administrative proceedings relating to Taxes.

“Tax Returns” means any return, report, claims of refunds, declaration of estimated Tax, information return or other document (including schedules or any related or supporting information and any amendments thereto) required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Taxing Authority” means any Government Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Term” means the period beginning on the Closing Date and ending on the later of (i) the fifth anniversary of the Closing Date and (ii) with respect to a Key Person, the second anniversary of the applicable Key Person ceasing to be an employee of Parent or any of its Subsidiaries.

“Trade Laws” means all import and export Laws and regulations, including but not limited economic and financial sanctions, export controls, and anti-boycott and customs laws and regulations that are applicable to the Company, any of its Affiliates or any of its or their Representatives.

“Trade Secret” shall have the meaning given in the Delaware enactment of the Uniform Trade Secrets Act, and shall include, without limitation, the whole or any portion or phase of any scientific or technical information, design, process, formula, concept, data organization, manual, other system documentation, or any improvement of any thereof, in any case that is valuable and secret (in the sense that it is not generally known to Parent’s and its Subsidiaries’ competitors).

“Transaction Document” means this Agreement, the Support Agreement, the Employment Agreements, the Amended Company LLC Agreement, the Escrow Agreement, the PPP Loan Escrow Agreement, the Real Estate Transfer Agreement, and the other agreements, instruments, certificates and documents contemplated thereby, including each exhibit and schedule thereto.

“Transaction Expenses” means any and all fees and expenses of any party and its Subsidiaries (including the fees of any attorneys, accountants, investment bankers or others engaged by such party or any of its Subsidiaries) incurred in connection with this Agreement and the other Transaction Documents and the Transactions, in each case to the extent unpaid at the consummation of Closing.

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer” means to (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Shares or any securities convertible into or exercisable or exchangeable for Restricted Shares; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Restricted Shares, whether any such transaction described in subclause (a) above or this subclause (b) is to be settled by delivery of Restricted Shares or other securities, in cash or otherwise. A “Transfer” of Restricted Shares shall include any Transfer of any Equity Interests in a holder of Restricted Shares.

“UCC” means the Uniform Commercial Code, as amended.

“Voting Securities” means any class or classes of Equity Interests of a Person pursuant to which the holders thereof have the general power under ordinary circumstances to vote with respect to the election of the board of directors (or similar body), irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

“Willful Parent Breach” means, with respect to the covenants and agreements of Parent and Merger Sub relating to the Parent Stockholder Approval, a breach that is a consequence of an act deliberately undertaken or omitted to be taken by such party with the specific intent that the taking of such act or failure to act would, or would reasonably be expected to, cause a breach of the relevant covenant or agreement.

2.           The following terms are defined on the Sections indicated below.

Term	Section

505(b)(2) Earn-Out	1.12(a)(ii)
Accounting Firm	1.9(d)
Accredited Investor	3.9
Acquisition Proposal	6.4
Acquisition Transaction	Exhibit
Additional Amounts	8.2(a)(iv)
Advisory Group	10.15(d)
Aggregate Downward Adjustment Amount	1.9(e)(ii)
Aggregate Downward Adjustment Insufficiency	1.9(e)(ii)(A)
Aggregate Upward Adjustment Amount	1.9(e)(i)
Agreement	Preamble
Alternative Financing	6.8(b)
Amended Company LLC Agreement	1.5
ANDA Filing Earn-Out	1.12(a)(i)(B)
Anti-Money Laundering Laws	4.21
Benefit Plans	4.17(a)
Board	Recitals
Cap Amount	9.2(a)(viii)(B)
Certificate of Merger	1.3
Chali	Preamble
Closing	1.2
Closing Date	1.2
Closing Statement	1.9(b)
Code	2.4
Company	Preamble
Company 401(k) Plan	6.10(b)
Company Confidential Information	3.6
Company Creditor	4.5(b)
Company Debtor	4.5(b)
Company Disclosure Schedule	10.16
Company Employee	4.26(a)
Company Health Plan	4.17(n)
Company Insurance Policies	4.18
Company Leased Real Property	4.8(d)
Competing Business	6.5(a)
Confidentiality Agreement	10.5
Continuing Employees	6.10(a)
Deal Communications	10.17(a)

Debt Financing Agreements	6.8(a)
Deductible	9.2(a)(viii)(A)
Designated IT Systems	4.15(f)
Director Threshold	6.9
Earn-Out Payments	1.12(a)
Effective Time	1.3
Employment Agreements	Recitals
Equityholder Indemnified Parties	9.2(c)
Equityholders’ Representative	Preamble
Equityholders’ Representative Engagement Agreement	10.15(d)
Equityholders’ Representative Group	10.15(d)
ERISA	4.17(a)
ERISA Affiliate	4.17(f)
Esjay	Preamble
Estimated Individual Closing Date Payment	1.7(a)
Excess Ordinary Claims	9.11(b)(ii)
Excess Ordinary Claims Amount	9.11(b)(iii)
Exchange Agent	2.1(a)
Exempted Claims	9.11(a)
Exempted Claims Recovery Amount	9.11(b)(i)
Existing Accounting Firm	6.6(a)
Expense Reimbursement	8.2(a)
FCPA	4.20
FDA Application Integrity Policy	4.28(i)
Financial Statements	4.5(a)
Firm	10.17(a)
General Advertisement	6.5(b)
Government Contract	4.10(a)(xiii)
GP Earn-Out	1.12(a)(i)(A)
Gross Profit Earn-Out	1.12(a)(i)
Gross Profit Earn-Out Period	1.12(a)(i)(A)
Healthcare Reform Laws	4.17(n)
Indemnification Claim Notice	9.3(a)
Indemnified Party	9.3(a)
Indemnifying Party	9.3(a)
Insider Transactions	3.7
Intellectual Property Registrations	4.15(b)
IRCA	4.26(d)
Key Persons	Preamble
Latest Balance Sheet	4.5(a)
Latest Balance Sheet Date	4.5(a)
Leases	4.8(d)
Leerink Fees	4.27
Material Contract	4.10(a)
Material Contracts	4.10(a)
Material Customers	4.14(a)

Material Suppliers	4.14(b)
Member Consent	Recitals
Merger	Recitals
Merger Sub	Preamble
Notice of Disagreement	1.9(c)
Owned Real Property	4.8(c)
Parent	Preamble
Parent Board Recommendation	6.2(d)
Parent Disclosure Schedule	10.16
Parent Entities	6.5(b)
Parent Indemnified Parties	9.2(a)
Parent SEC Financial Statements	5.4(a)
Parent Stockholder Approval	7.1(c)
Parent Stockholders Meeting	6.2(h)
Pass-Through Income Tax Proceeding	6.6(d)
Pending Claim	9.8
Plan Termination Date	6.10(b)
Potential Purchasers	6.3(c)(i)
Potential Sale Transaction	6.3(c)
Pre-Closing Tax Returns	6.6(a)
Preliminary Disagreement Notice	1.9(a)
Preliminary Statement	1.9(a)
Principal Members	Preamble
Privileged Deal Communications	10.17(a)
Proceeding Notice	6.6(d)
Proforma Policy	6.12
Program	4.28(j)
Questionnaire	6.14
R&D Expenses	1.12(a)(i)(B)
Real Estate Buyer	6.12
Real Estate Seller	6.12
Real Property	4.8(d)
Regulatory Licenses	4.28(a)
Representative Agreements	10.15(a)
Representative Losses	10.15(d)
Required Majority	10.15(b)
Required Vote	4.3(b)
RWI Insurance Policy	Recitals
Sarbanes-Oxley Act	5.4(b)
Set-Off Amount	9.10
Standstill Period	6.13
Straddle Period	6.6(b)
Support Agreement	Recitals
Surviving Company	1.1
Tender Offer	Exhibit
Termination Date	8.1(a)(ii)
Third Party Claim	9.3(b)
Third Party Indemnification Claim Notice	9.3(b)
Title Insurance Policy	6.12
Transfer Restrictions	1.11(b)
Transfer Taxes	6.6(e)